UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C - OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Name of Issuer	**Silicon Prairie Holdings, Inc.**
Central Index Key (CIK number)	**0002111112**
Standard Industrial Classification code	**6719 – Holding Companies, NEC**
Form	**Corporation**
Jurisdiction of incorporation	**Minnesota**
Date of organization	**January 19, 2017**
Federal Employer Identification Number	**81-5032317**
Physical address of issuer	**2554 Rice Street, Little Canada MN 55113**
Website of issuer	**https://sphi.io**
Current number of employees	**1**
Is there a co-issuer?	**no**
Name of co-issuer	**na**
Name of intermediary	**Crowdfund My Deal, LLC**
CIK number of intermediary	**0001961869**
SEC file number of intermediary	**007-00399**
CRD number of intermediary	**325505**
Amount of compensation to be paid to the intermediary	**5.0% of the amount raised**
Any other direct or indirect interest in the issuer held by the intermediary?	**none**
Type of security offered	**Series B SAFE+R (Simple Agreement for Future Equity Plus Remarketing)**
Target minimum number of securities to be offered	**100**
Price	**$250.00**
Method for determining price	**The price of the Series B SAFE+Rs was determined solely by management and the board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios.**
Target minimum offering amount	**$25,000**
Oversubscriptions accepted?	**yes**
If "yes", describe how oversubscriptions will be allocated	**first come, first served**
Maximum offering amount, if different from target minimum offering amount	**$1,235,000**
Deadline to reach the target offering amount	**February 28, 2027**
Name of qualified third-party Escrow Agent which the offering will utilize	**Luminate Bank**
Note: If investment commitments do not equal or exceed the target minimum amount at the offering deadline, no securities will be sold, investment commitments will be canceled, and committed funds will be returned.	

Financial Highlights ($)	Most recent fiscal year-end March 31, 2025	Prior fiscal year-end March 31, 2024
Total assets	1,954,550	1,140,386
Cash & cash equivalents	73,134	45,763
Accounts receivable	76,123	25,623
Short-term debt	190,804	151,068
Long-term debt	165,830	0
Revenues	482,235	261,865
Cost of goods sold	0	0
Taxes paid	0	0
Net loss	(195,390)	(63,020)

The jurisdictions in which the issuer intends to offer the Securities:

Using the list below, indicate the jurisdictions in which the issuer intends to offer the securities: **X** = securities offered; **blank** = securities not offered

	Jurisdiction		Jurisdiction		Jurisdiction		Jurisdiction
X	Alabama	X	Indiana	X	Nevada	X	Tennessee
X	Alaska	X	Iowa	X	New Hampshire	X	Texas
X	Arizona	X	Kansas	X	New Jersey	X	Utah
X	Arkansas	X	Kentucky	X	New Mexico	X	Vermont
X	California	X	Louisiana	X	New York	X	Virginia
X	Colorado	X	Maine	X	North Carolina	X	Washington
X	Connecticut	X	Maryland	X	North Dakota	X	West Virginia
X	Delaware	X	Massachusetts	X	Ohio	X	Wisconsin
X	District of Columbia	X	Michigan	X	Oklahoma	X	Wyoming
X	Florida	X	Minnesota	X	Oregon	X	American Samoa
X	Georgia	X	Mississippi	X	Pennsylvania	X	Guam
X	Hawaii	X	Missouri	X	Rhode Island	X	Northern Marianas
X	Idaho	X	Montana	X	South Carolina	X	Puerto Rico
X	Illinois	X	Nebraska	X	South Dakota	X	U.S. Virgin Islands

The date of this Offering Statement on Form C is February 28, 2026

UP TO $1,235,000
SERIES B SAFE+Rs
(SIMPLE AGREEMENTS FOR FUTURE EQUITY PLUS REMARKETING)

SILICON PRAIRIE HOLDINGS, INC



This Form C, including the cover page and all exhibits attached hereto (the "Form C") is being furnished by Silicon Prairie Holdings, Inc, a Minnesota corporation (the "Company," as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series B SAFE+Rs (Simple Agreements for Future Equity Plus Remarketing) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (the "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor, which may be waived by the Company, in its sole and absolute discretion. The offer made hereby is subject to modification, prior sale, and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering & the Securities - The Securities*". To purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Crowdfund My Deal, LLC ("CFMD" or the "Intermediary"). The Intermediary will be entitled to receive compensation related to the purchase and sale of the Securities.

	Price to Investors	Service Fees & Commissions (1)	Net Proceeds
Minimum Individual Purchase	$250.00	$0	$250.00
Minimum Offering	$25,000	$1,250	$23,750
Maximum Offering	$1,235,000	$61,750	$1,173,250
1 Excludes fees to the Company's advisors, such as attorneys and accountants.			

The date of this Offering Statement on Form C is February 28, 2026

PREFACE

Disclaimers & Notices

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://sphi.io no later than 120 days after the end of the Company's fiscal year.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:
1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia,
2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)),
3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c)),
4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in §227.503(a),
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C, and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA Uniform Legend

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Special Notice to Foreign Investors

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

Special Notice to Canadian Investors

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

Notice Regarding Escrow Agent

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statements

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://sphi.io

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act,
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000,
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record,
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities, or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

EXHIBITS
Exhibit A - Financial Statements, 2025-2024 CPA Review
Exhibit B - Key Corporate Documents
Exhibit C - Series B Simple Agreement for Future Equity + Remarketing – form of
Exhibit D - Subscription Agreement – form of

THE COMPANY

Overview

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Silicon Prairie Holdings Inc. (the "Company", "SPHI", "we", "us", or "our") was incorporated in Minnesota on January 19, 2017 and operates in the emerging *captech (capital technology)* space, a new industry that blends the full lifecycle of capital formation, investor relations, and liquidity with information technology.

The Company provides a suite of proprietary software and services that addresses virtually every stage of a company's financial journey, from initial and secondary online capital formation with institutional capital options and investor relations through secondary market liquidity and final exit. Once proven in our own operations, we then "private-label" our technology as a service to other financial institutions including other broker-dealers, funding portals, angel investor groups, and family offices. SPHI also has extensive development expertise in blockchain, asset tokenization, and cryptocurrencies. We plan to become a single-source private capital solution – unifying all stages of the private capital journey from raising money, investing, to exit in a seamless, value-driven cycle.

Our wholly owned subsidiaries and key business lines are as follows:

- **Silicon Prairie Capital Partners LLC** ("SPCP") is a *broker-dealer* registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Formed as Witherspoon Capital Partners, LLC on February 18, 2015 in Delaware, the firm was acquired by SPHI on August 21, 2020 and the name was changed to Silicon Prairie Capital Partners LLC.

  SPCP facilitates the offering of securities through our online funding portal and raises capital via best-efforts private placements of debt and equity with institutional investors and lenders, represents sellers in merger and acquisition transactions, and provides fee-based *MarketBuilder*™ securities disclosure and reporting services. In December 2022, after a two-year application process, SPCP received approval from the SEC to operate an *alternative trading system* or "ATS" to match buy and sell orders for secondary sales of private securities. SPCP generates revenue from commissions, advisory fees, and service fees and we specialize in Reg CF, Reg D, and Reg A offerings.

  SPCP is exempt from the requirements of the SEC's Customer Protection Rule (Rule 15c3-3) since it does not take custody of any customer funds or securities but is subject to the Net Capital Rule (Rule 15c3-1) requiring minimum net capital (as defined) of at least $5,000 and a ratio of aggregate indebtedness (as defined) to net capital of less than 15 to 1.

  As of December 31, 2025, March 31, 2025, and 2024, SPCP had net capital of $15,694, $22,874, and $20,284, respectively, each of which was greater than the required minimum. As of the same dates, SPCP had no liabilities and was therefore in compliance with the required ratio of aggregate indebtedness. Further, SPHI, SPCP's parent company, is prepared to provide additional capital in the future if needed to meet net capital requirements.

- ***Silicon Prairie Registrar & Transfer LLC*** ("SPRT"), also known as *capsure*™, was formed in February 2018 as a Minnesota limited liability company and became a fully compliant securities transfer agent registered with, and regulated by, the SEC on March 30, 2018. Transfer agents maintain records of an issuer's securities ownership and determine if shares may be lawfully sold in a secondary transaction, such as *restricted securities* and those held by control persons; in summary, a transfer agent helps issuers manage their "cap tables". They may also handle investor communications and manage shareholder votes. SPRT generates revenue from onboarding fees, escrow/lockbox services, and fees paid by issuers based on the number of investors tracked. SPRT is subject to annual reporting requirements to the SEC.

- ***Silicon Prairie Portal & Exchange LLC*** ("SPPX"), formed in October 2016, is our proprietary technology platform. SPPX was merged into SPHI effective upon the holding company's formation. Our current products include investment portal software ("Portal-as-a-Service"), an ACH electronic checking transaction system available via an application programing interface ("API"), a smart document automation tool called *Geppetto*™, a lead generation tool entitled *CrowdBuilder*™, and an analytics tool named *PanOpticon*™. In addition to using these tools in our own business, SPPX also licenses them for private label use and are currently servicing six crowdfunding portals, two broker-dealers, and three angel investor groups.

On March 2, 2023, at the 11th edition of the ACG Minnesota[1] BOLD Awards ceremony, SPHI won the award for the Early Stage category from a field of 5 finalists and 30 nominees.



2023
BOLD
AWARDS
Category Winners
SANNEH
Non-Profits
ONCODEA
Cancer Code Innovations
2022 Start-Ups
silicon prairie
Early Stage
enova
Small & Growing
CONCEPT
Advanced Manufacturing Solutions
Middle Market
DIGI
Large & Established
ACG Minnesota

In this offering under Reg CF of up to $1,235,000 managed by Crowdfund My Deal, LLC ("CFMD" or the "Intermediary") (the "Reg CF Offering") and a concurrent Rule 506c offering of up to $3,765,000 managed by SPCP (the "Rule 506c Offering"), we are seeking to raise up

1 The Association for Corporate Growth's Minnesota chapter has sponsored annual BOLD Awards since 2006 that honor and recognize innovation, bold visions, and inspirational moves made by leaders in the state's business community across six categories - non-profits, start-ups, early stage, small & growing, middle market, and large & established. Founded in 1954, ACG is a business network that operates within 61 local markets worldwide and comprises more than 100,000 middle market professionals who invest in, own, and advise growing companies.

to $5,000,000 via the sale of our Series B Simple Agreements for Future Exchange Plus Remarketing (each, a "SAFE+R" and collectively, the "SAFE+Rs").

The conversion price of the SAFE+Rs will be equal to the *lower* of (a) a post-money valuation cap of $25 million or (b) a 20% discount to the price of a qualifying equity round as defined. In addition, if an equity financing, liquidity event, or dissolution event, each as defined in the agreement, has not occurred on or before 36 months after closing (the "Option Date"), on, and only on, the Option Date, investors may elect to either extend all provisions of the SAFE+R *except* those relating to the Company's offer to remarket (the "Extension Option") or request that the Company find another buyer to purchase the SAFE+R from the investor (the "Remarketing Option").

Funds raised in the combined offerings, together with cash from operations, will help the Company expand its current operations over the next 12 to 24 months. Specifically, we intend to:
- Acquire a minority stake of up to 24.9% in a community bank............. up to $1,500,000
- Further develop our proprietary technology...................................... up to $1,000,000
- Build our customer support activity... up to $1,000,000
- Further invest in our marketing effort ....up to $500,000
- Fund a general corporate purpose and contingency reserve....................up to $550,000
- Pay estimated financing costs ....up to $450,000

Our operating strategy calls for us to develop and use fintech software and tools in our own business and then license it to others for recurring revenue. Adding Modern Banking Services (the final piece of the puzzle) via an equity stake in a community bank is a key component of our strategy as it not only de-risks our ability to efficiently serve our issuers with escrow and funds transfer services but also potentially enhances customer loyalty as a bank affiliation could provide clients with improved access to deposit accounts, lines of credit and loans, and merchant card, bill pay, and payroll services. SPHI also has the banking and technology expertise to enhance the profitability and service revenue of small banks.



Through the date hereof, the Company has raised over $3,067,000 in capital, principally through the founder's investment and the sale of SAFEs and SAFE+Rs. SPHI is led by David V. Duccini, Founder, Chairman of the Board, President, Chief Executive Officer, and Chief Financial Officer. The Company has 7 full-time and 2 part-time independent contractors and is headquartered at 2554 Rice Street, Little Canada MN 55113. Its telephone number is 651-645-7550, its general email address is hello@sppx.io, and its website is https://sphi.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Historical Financial Highlights

Silicon Prairie Holdings Inc. & Subsidiaries					
	For & At Years Ended Mar 31,				
In $000s unless otherwise indicated	**2021** *internal*	**2022** *internal*	**2023** *internal*	**2024** *reviewed*	**2025** *reviewed*
Operating Statement Data					
Net revenues………………………………………	97	133	136	262	482
Growth rate ………………………………………	*na*	*37%*	*2%*	*93%*	*84%*
Operating income (loss)……………………………	(121)	(350)	(348)	(63)	(214)
Operating margin ………………………………	*-124%*	*-263%*	*-257%*	*-24%*	*-44%*
Net income (loss)……………………………………	(121)	(350)	(348)	(63)	(195)
Net margin ………………………………………	*-124%*	*-263%*	*-257%*	*-24%*	*-41%*
Balance Sheet Data					
Cash…………………………………………………	158	46	41	46	73
Other current assets……………………………	0	3	4	26	76
Fixed assets, net…………………………………	-	-	-	-	-
Intangible assets, net…………………………	-	1,214	1,141	1,069	997
Other assets………………………………………	-	-	-	-	809
Total assets…………………………………	158	1,262	1,187	1,140	1,955
Current liabilities………………………………	25	119	149	151	191
Long term liabilities……………………………	-	-	-	-	166
Total liabilities……………………………	25	119	149	151	357
SAFEs………………………………………………	464	1,759	1,759	1,759	1,789
Common equity…………………………………	60	125	368	382	1,156
Retained earnings (deficit)…………………	(391)	(741)	(1,089)	(1,152)	(1,347)
Total equity…………………………………	133	1,143	1,038	989	1,598
Total liabilities & equity………………	158	1,262	1,187	1,140	1,955

THE OFFERING & THE SECURITIES

The Company .... The Company is a Minnesota corporation incorporated on January 19, 2017 and operates in the emerging *captech (cap*ital *tech*nology) space, a new market space that blends capital formation and management services with information technology.

As of the date of this Memorandum, SPHI has authorized capital stock of 100,000,000 shares as follows:

a) 25,000,000 shares undesignated as to terms and preferences, and

b) 75,000,000 shares designated as Common Stock (collectively, the "Common" or the "Common Stock", and each, a "share"), split into three classes:

1) Class A Super Voting Common Stock (the "Class A" or "Class A Common"), holders of which are entitled to five (5) votes on any matter submitted to a vote of the stockholders. In addition, each Class A share is convertible into one Class B share at the option of the holder and will automatically be converted into Class B shares upon the closing of the Company's first priced equity financing; and

2) Class B Voting Common Stock (the "Class B" or "Class B Common"), holders of which are entitled to one (1) vote on any matter submitted to a vote of the stockholders.

3) Class C Non-Voting Common Stock (the "Class C" or "Class C Common"), holders of which are not entitled to vote on matters submitted to a stockholder vote.

Except as required by law and described above as may be amended from time to time, all Common shares shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

Effective November 3, 2025, the Company split its issued and outstanding common stock (1,000,000 shares, pre-split) and options (280,000 shares, pre-split) on a 10-for-1 basis. On the same date, the Company designated the issued and outstanding voting common shares as Class A Common and the common shares underlying the options as Class B

Common, resulting in 12,800,000 common and common-equivalent shares outstanding.

Also, effective as of November 3, 2025, 15,000,000 shares of Common Stock were reserved for issuance under the terms of the 2025 Equity Incentive Plan (the "Plan"). The Plan is intended to help the Company attract and retain the best available talent and to encourage the highest level of performance by affording eligible employees and independent contractors the opportunity to acquire a proprietary interest in the Company through the grant of stock options, restricted stock, or stock appreciation rights. The Board has complete discretion and authority to administer the Plan and determine all provisions of any grants, for example, shares underlying grants may be designated as Class A, B or C Common.

See "*Exhibit C – Key Corporate Documents*" for full details.

The Securities .... Reg CF Offering. The Company is offering a minimum of 100, and up to a maximum of 4,940 its *Series B Simple Agreements for Future Equity Plus Remarketing* (each individually, a "SAFE+R", and collectively, the "SAFE+Rs") at a price of $250.00 each pursuant to a Regulation CF offering via CrowdFund My Deal, LLC (the "Offering" or the "Reg CF Offering"). The "Minimum Reg CF Offering" is $25,000 and the "Maximum Reg CF Offering" is $1,235,000. The minimum investment per investor in the Reg CF offering is one $250.00 SAFE+R.

Rule 506c Offering. Concurrent with the Reg CF Offering, the Company is offering a minimum of 25, and up to a maximum of 3,765 SAFE+Rs at a price of $1,000.00 each (the "Rule 506c Offering"). The "Minimum 506c Offering" is therefore $25,000 and the "Maximum 506c Offering" is $3,765,000. The minimum investment per investor is $5,000 or 5 SAFE+Rs.

Since 2017, the Company has issued several series of Simple Agreements for Future Equity ("SAFEs") to investors and the SAFE+Rs are a variant of such.

SAFEs are agreements that provide investors with the right to receive shares of a company's equity securities upon the occurrence of certain future events. Unlike convertible debt, they do not accrue interest or have a stated maturity. Key terms include:
- Automatic conversion into shares upon the occurrence of the next qualified equity financing, a liquidity event, or a dissolution event, each as defined,
- SAFEs convert into shares at the *lower* of the price per share based on a valuation cap (the "Post-Money

Valuation Cap") or a discount to the price paid by investors in the qualified financing (the "Discount Rate"),

- In the event of a change of control or dissolution, holders are entitled to receive a cash payment equal to the *greater* of either their *pro rata* share of the purchase amount or the price they would have received if the SAFEs had converted into equity.
- In addition to the above provisions, SAFE+Rs include a provision pursuant to which the Company, at the request of the investor, will seek to remarket the security of behalf of the investor if a qualified equity financing, liquidity event, or dissolution event has not occurred before a specific date (the "Option Date").

The key terms of the Series B SAFE+Rs offered hereby are as follows:
- The *Post-Money Valuation Cap* is $25,000,000,
- The *Discount Rate* is 20%, and
- The *Option Date* is January 2, 2029.

The price and terms of the SAFE+Rs was determined solely by the Company's management and board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios

See "Appendix C – Series B Simple Agreement for Future Equity Plus Remarketing – form of" for full details.

Ownership .... The following table presents the actual and *proforma* fully diluted ownership of the Company as of the date hereof.

The table below assumes the Company's next equity financing occurs at ~$1.36/share, resulting in a Conversion Price for previously issued SAFEs and SAFE+Rs of $1.08/share and 1,948,955 shares issued.

The table further assumes that depending upon whether the minimums or maximums are raised in the combined Reg CF and Rule 506c offerings, the number of shares issued upon conversion of the Series B SAFE+Rs as a result of the next equity financing would be 36,872 to 3,687,239 or 0.25% to 20.00% of the Company's fully diluted shares outstanding.

	Shares	Percent of Shares	Price per Share (wtd avg)	Total capital (note 1)	Percent of capital
MINIMUM OFFERINGS					
Issued & Outstanding					
Common					
Existing investors............................	10,000,000	100.00%	$ 0.116	$ 1,155,940	100.00%
New investors.................................	-	0.00%	tbd	-	0.00%
Total...	10,000,000	100.00%	$ 0.116	$ 1,155,940	100.00%
Fully Diluted					
Common					
Existing investors............................	10,000,000	67.63%	$ 0.116	$ 1,155,940	33.97%
New investors.................................	-	0.00%	tbd	-	0.00%
Subtotal..	10,000,000	67.63%	$ 0.116	1,155,940	33.97%
Common-equivalents					
Options (note 1).............................	2,800,000	18.94%	$ 0.100	280,000	8.23%
SAFEs & SAFERs (note 2).............	1,948,955	13.18%	$ 0.983	1,916,547	56.33%
Subtotal..	4,748,955	32.12%	$ 0.463	2,196,547	64.56%
Total...	14,748,955	99.75%	$ 0.227	3,352,487	98.53%
New investors (note 3)					
Reg CF...	18,436	0.12%	$ 1.356	25,000	0.73%
Rule 506c.......................................	18,436	0.12%	$ 1.356	25,000	0.73%
Subtotal..	36,872	0.25%	$ 1.356	50,000	1.47%
Total...	14,785,827	100.00%	$ 0.230	$ 3,402,487	100.00%
MAXIMUM OFFERINGS					
Issued & Outstanding					
Common					
Existing investors............................	10,000,000	100.00%	$ 0.116	$ 1,155,940	100.00%
New investors.................................	-	0.00%	tbd	-	0.00%
Total...	10,000,000	100.00%	$ 0.116	$ 1,155,940	100.00%
Fully Diluted					
Common					
Existing investors............................	10,000,000	54.24%	$ 0.116	$ 1,155,940	13.84%
New investors.................................	-	0.00%	tbd	-	0.00%
Subtotal..	10,000,000	54.24%	$ 0.116	1,155,940	13.84%
Common-equivalents					
Options (note 1).............................	2,800,000	15.19%	$ 0.100	280,000	3.35%
SAFEs & SAFERs (note 2).............	1,948,955	10.57%	$ 0.983	1,916,547	22.95%
Subtotal..	4,748,955	25.76%	$ 0.463	2,196,547	26.30%
Total...	14,748,955	80.00%	$ 0.227	3,352,487	40.14%
New investors (note 3)					
Reg CF...	910,748	4.94%	$ 1.356	1,235,000	14.79%
Rule 506c.......................................	2,776,491	15.06%	$ 1.356	3,765,000	45.08%
Subtotal..	3,687,239	20.00%	$ 1.356	5,000,000	59.86%
Total...	18,436,194	100.00%	$ 0.453	$ 8,352,487	100.00%

Notes

1 "Total capital" for options and warrants assumes exercise of all outstanding for cash at granted prices.
2 To date, the Company has issued SAFEs and SAFERS totaling $1,916,547 - $640,547 for cash, $1,250,000 as payment for the acquisition of Miventure, and $35,000 for services rendered. Of the total, the Series A SAFERs (accounted for as a long-term liability) summed to $122,700 and the Series A, B, MV, and T SAFEs (all accounted for as equity) totaled $1,793,847.
3 Note that the SAFE+Rs will be converted into the Company's Common Stock at the *Conversion Price* equal to the *lower* of the *Discount Price* or the *SAFE+R Price*. The *Discount Price* is equal to 80% (a 20% discount) of the

price at which the next qualified equity financing (in general, a round of $1m or more at a fixed valuation) is placed. The *SAFE+R Price* is equal to the post-money valuation cap of $25m divided by the number of fully diluted shares outstanding immediately prior to the financing.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Sources & Uses of Funds .... Concurrent with this offering, the Company is also offering up to $3,765,000 of Series B SAFE+Rs pursuant to the Rule 506c Offering.

The table below shows how the Company expects to use the proceeds of both offerings. Pending such uses, net proceeds will be held as cash or cash equivalents.

Fiscal 2026 Securities Offerings as of December 2025

	Reg CF		Rule 506c	
	Minimum	Maximum	Minimum	Maximum
Sources of Funds				
Series B SAFE+Rs	$ 25,000	$ 1,235,000	$ 25,000	$ 3,765,000
Total sources	$ 25,000	$ 1,235,000	$ 25,000	$ 3,765,000
Uses of Funds				
1. Purchase minority interest in a community bank	$ -	$ -	$ -	$ 1,500,000
2. Technology development	-	250,000	-	750,000
3. Customer support	-	250,000	-	750,000
4. Market development	-	125,000	-	375,000
5. Contingency	22,750	498,850	22,750	51,150
6. Commissions	1,250	61,750	1,250	188,250
7. Legal, accounting & other	1,000	49,400	1,000	150,600
Total financing costs	2,250	111,150	2,250	338,850
Total uses	$ 25,000	$ 1,235,000	$ 25,000	$ 3,765,000

Notes
1   SPHI intends to make an initial equity investment of up to 24.9% in a community bank to improve its own escrow and funds transfer operations and those of its licensed "portal as a service" clients. Additionally, the Company's clients are likely to have need of banking services that may be efficiently provided by an affiliated bank, offering synergy and additional revenue. It is expected that this initial investment may ultimately lead to a full acquisition.
2   The Company plans to improve the user interface ("UI"), user experience ("UX"), and functionality of its proprietary software to better serve both its own issuers and its software clients. The Company also plans to enhance its ATS and develop its own proprietary core banking engine to eventually replace the second largest expense every community bank has after payroll. It is expected that most of these tasks will be accomplished by independent contractors.
3   The Company plans to invest in additional sales, onboarding, and campaign advisory personnel at an annual cost as indicated.
4   The Company expects to increase its spending on market development activities, including corporate communications and branding, trade show attendance, website development, blogging, social media, and travel.
5   Reserve for additional costs or unforeseen needs.

6   In the case of the Reg CF Offering, estimated cash commissions paid to CFMD at a rate of 5.00% of the amount raised. In the case of the Rule 506c Offering, estimated cash commissions will be paid to SPCP at a rate of 5.00%. Note that Netcapital Securities Inc, a broker dealer, is serving as an additional Selling Agent for the Rule 506c Offering at a commission rate of 4.00% of amounts sold by it directly. See "The Intermediaries" for additional details.

7   Legal, accounting, and promotional expenses.

Funds raised in the combined offerings of $5,000,000 will help the Company expand its current operations over the next 12 to 24 months. Overall, the Company's planned use of funds includes the acquisition of a minority interest in a community bank (up to $1,500,000), technology development (up to $1,000,000), customer support (up to $1,000,000), market development (up to $500,000), general corporate purposes (up to $550,000), and estimated financing costs of up to $450,000.

Capitalization.......................... The table below summarizes the actual and *proforma* capitalization of the Company as of March 31, 2025, assuming both the Reg CF and Rule 506c offerings were completed but the net proceeds have not yet been invested and remain in cash.

		As of March 31, 2025				
		Combined Minimum Offerings		Combined Maximum Offerings		
	Actual	**Adjustments**	**Proforma**	**Adjustments**	**Proforma**
Assets					
Current assets					
Cash & cash equivalents..............	$ 73,134	$ 45,500	$ 118,634	$ 4,550,000	$ 4,623,134
Accounts receivable, net.............	76,123	-	76,123	-	76,123
Total current assets.................	149,257	45,500	194,757	4,550,000	4,699,257
Intangible assets					
Software development costs........	350,000	-	350,000	-	350,000
Licenses, patents & trademarks.....	36,000	-	36,000	-	36,000
Goodwill....................................	864,000	-	864,000	-	864,000
Accumulated amortization............	(253,400)	-	(253,400)	-	(253,400)
Intangible assets, net..............	996,600	-	996,600	-	996,600
Other assets					
Cryptocurrencies........................	742,940	-	742,940	-	742,940
Right of use assets....................	65,753	-	65,753	-	65,753
Total other assets...................	808,693	-	808,693	-	808,693
Total assets........................	$ 1,954,550	$ 45,500	$ 2,000,050	$ 4,550,000	$ 6,504,550
Liabilities & Stockholders' Equity					
Current liabilities					
Lease liabilities, short term...........	$ 22,707	$ -	$ 22,707	$ -	$ 22,707
Due to related party...................	168,097	-	168,097	-	168,097
Total current liabilities..............	190,805	-	190,805	-	190,805
Long term liabilities					
Lease liabilities, long term............	43,130	-	43,130	-	43,130
SAFERs.....................................	122,700	-	122,700	-	122,700
Total long term liabilities............	165,830	-	165,830	-	165,830
Total liabilities..........................	356,635	-	356,635	-	356,635
Stockholders' equity					
SAFEs......................................	1,788,847	-	1,788,847	-	1,788,847
SAFE+Rs...................................	-	50,000	50,000	5,000,000	5,000,000
Common Stock..........................	10,000	-	10,000	-	10,000
Additional paid-in capital..............	1,145,940	-	1,145,940	-	1,145,940
Retained earnings (deficit)..........	(1,346,873)	(4,500)	(1,351,373)	(450,000)	(1,796,873)
Total stockholders' equity..........	1,597,915	45,500	1,643,415	4,550,000	6,147,915
Total liabilities & stockholders' equity............	$ 1,954,550	$ 45,500	$ 2,000,050	$ 4,550,000	$ 6,504,550

The Intermediaries .... We have engaged Crowdfund My Deal, LLC ("CFMD") to host our Reg CF offering. The compensation to be paid to CFMD is 5.00% of the gross funds raised through the Reg CF offering.

We have also engaged our subsidiary, SPCP, an SEC- and FINRA-registered broker-dealer, to assist us with the Rule 506c Offering, including working with us to develop marketing materials, assisting with analysis, modeling, valuation, and collection of market data, identifying and contacting potential investors, and working with us on deal structure negotiations. The compensation to be paid to SPCP includes cash commissions, payable at each closing, equal to 5.00% of the par value of the securities sold. In addition, the Company will reimburse SPCP for any out-of-pocket expenses directly related to the engagement, including out-of-area travel.

SPCP has also engaged Netcapital Securities Inc., an SEC- and FINRA-registered broker-dealer, as an additional Selling Agent with respect to the Rule 506c Offering, for cash commissions, payable at each closing, equal to 4.00% of the par value of the securities it has sold.

Offering Period .... The Offering Period will expire twelve (12) months from the Form C filing data at 11:59 pm Central Time (the "Offering Deadline"), subject to extension for additional periods at the discretion of the Company. If we raise at least the Minimum Offering prior to the Offering Deadline, the ending date of the Offering Period may be accelerated. Investors that have committed funds will be notified of any such change at least five (5) business days prior to the new end date.

Investors will be notified via the campaign page when the Minimum Offering amount has been met.

If we reach the Minimum Offering amount before the Offering Deadline, we may conduct the first of multiple or rolling closings of the Offering early. Thereafter, we may continue the Offering and conduct additional closings until the Maximum Offering is achieved, or the Offering Deadline is reached.

Over-subscriptions will be allocated on a first-come, first-served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Investor Qualifications............. In general, investments made under both Reg CF and Rule 506c involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. The Reg-CF offering is made to any eligible investor while the Rule 506c Offering is made only to *accredited investors* as defined in Rule 501 of Reg D.

In addition to certain institutional investors, in general, a natural person is considered to be an accredited investor if they:
- Had an income that exceeded $200,000, or $300,000 together with a spouse or *spousal equivalent*[2] in each of the prior two years and reasonably expects the same for the current year.

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[2]   The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

- Has a net worth over $1 million, either alone or together with a spouse or spousal equivalent, excluding the value of the person's primary residence and any loans secured by the residence, up to the value of the residence.
- Hold certain securities licenses in good standing, including Series 7 (General Securities Representative), Series 65 (Registered Investment Adviser), or Series 82 (Private Securities Offerings Representative).

You can calculate your annual income or net worth by jointly including your spouse's income or assets. It is not necessary that property be held jointly. For the purposes of Reg D, the value of your primary residence is not included in your net worth calculation.

How to Subscribe .... The minimum subscription is for one (1) SAFE+R or $250. The Company reserves the right to accept or reject subscriptions from potential investors for any reason. A minimum of 100 SAFE+Rs must be sold for the Company to accept any subscriptions.

There are no fees to open an investment account with CFMD or SPCP or to make an investment in the SAFE+Rs.

In order to subscribe for SAFE+Rs, a prospective investor must complete and execute a Subscription Agreement, the form of which is attached hereto as "Appendix D – Subscription Agreement".

If the Company rejects a requested subscription for any reason, a full refund, without deduction or interest, will be made. After such a refund has been made, the Company and its directors, officers, and agents will have no further liability to the prospective investor.

Material Changes .... If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm their commitment within five business days. If an investor does not reconfirm their commitment within such period, the subscription will be cancelled, and funds will be returned.

In the event the Company fails to reach the Minimum Offering, any investment commitments will be cancelled, and funds will be returned to the investors.

Closing & Escrow Process......... Investors will pay their committed investment amount into a non-interest-bearing escrow account maintained by Luminate Bank of Minneapolis, Minnesota.

Payment methods and instructions are available on CFMD's investor dashboard at https://invest.sphi.io/ and for the Rule 506c Offering at the Company's investor dashboard at https://investor.sppx.io/.

Our transfer agent, Silicon Prairie Registrar and Transfer, LLC, a subsidiary of the Company ("SPRT"), keeps records of our issued and outstanding securities (the "Securities") and issues digital Securities to investors in connection with each closing - paper certificates will not be available. At each closing, SPRT will record the issuance of SAFE+Rs to investors when funds are received from the escrow agent.

Like other online investment accounts, investors have access to their Securities through the Silicon Prairie portal at https://investor.sppx.io/.

CFMD will notify the Company and investors when the Minimum Offering has been met. Unless the Company raises at least the minimum amount, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investors may cancel an investment commitment for any reason up until 48 hours prior to a closing (each, a "Cancellation Period") by logging into their account with CFMD, browsing to the Investor Dashboard, and clicking to cancel their commitment.

If an investor does not cancel their commitment during a Cancellation Period, funds will be released to the Company upon closing, and the investor will receive securities in exchange for their investment.

Further, if an investor does not reconfirm their investment after a material change is made to the Offering, their commitment will be cancelled, and funds will be returned.

Restrictions on Transfer .... The securities offered hereby have not been and will not be registered under the Securities Act or applicable state securities laws. Accordingly, these securities are subject to restrictions on transferability. The purchaser may resell or transfer the securities only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

The Company has no obligation or intention to register any of the securities or the offering or sale thereof, or to act so as to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder, including pursuant to Rule 144 thereunder.

The securities may not be transferred by any investor during the one-year period beginning when issued, unless:

1. To the Company,
2. To an accredited investor,
3. As part of an offering registered with the SEC, or
4. To a member of the family of the investor or the equivalent[3], to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

In addition, there is no ready market for the securities, and it may be difficult or impossible for an investor to sell or otherwise dispose of them. Furthermore, investors are not permitted to assign the securities without the Company's prior written consent.

Tax Matters ....Each prospective investor should consult with his or her own tax and ERISA advisor as to the consequences to the investor of the purchase, ownership, and sale of the investor's securities, as well as possible changes in the tax laws.

To insure compliance with the requirements imposed by the Internal Revenue Service, we inform you that any tax statement in this Form C concerning U.S. federal taxes is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any tax-related penalties under the United States Internal Revenue Code.

Any tax statement herein concerning U.S. federal taxes was written in connection with the marketing or promotion of the transaction or matters to which the statement relates.

Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Potential investors who are not United States residents are urged to consult their tax advisors regarding the U.S. federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to U.S. withholding tax.

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[3] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

Each potential investor should consult his or her own tax advisor concerning the possible impact of state taxes.

Governing Law......................... The Offering will be governed by the laws of the state of Minnesota.

USE OF PROCEEDS

Concurrently with this offering, the Company is also offering up to $3,765,000 of Series B SAFE+Rs pursuant to the Rule 506c Offering. For details, see "*The Offering & The Securities – The Securities*".

In general, funds raised in the combined offerings of $5,000,000 will help the Company expand its current operations over the next 12 to 24 months. Overall, the Company's planned use of funds includes the acquisition of a minority interest in a community bank (up to $1,500,000), technology development (up to $1,000,000), customer support (up to $1,000,000), market development (up to $500,000), general corporate purposes (up to $550,000), and estimated financing costs of up to $450,000. The table below shows a more detailed look at how the Company expects to use the proceeds of the offerings.

	Reg CF Offering		Rule 506c Offering	
	Minimum	**Maximum**	**Minimum**	**Maximum**
Sources of Funds				
Series B SAFE+Rs..	$ 25,000	$ 1,235,000	$ 25,000	$ 3,765,000
Total sources..	$ 25,000	$ 1,235,000	$ 25,000	$ 3,765,000
Uses of Funds				
1. Purchase minority interest in a community bank................	$ -	$ -	$ -	$ 1,500,000
2. Technology development...	-	250,000	-	750,000
3. Customer support..	-	250,000	-	750,000
4. Market development...	-	125,000	-	375,000
5. Contingency..	22,750	498,850	22,750	51,150
6. Commissions...	1,250	61,750	1,250	188,250
7. Legal, accounting & other..	1,000	49,400	1,000	150,600
Total financing costs...	2,250	111,150	2,250	338,850
Total uses..	$ 25,000	$ 1,235,000	$ 25,000	$ 3,765,000

1   SPHI intends to make an initial equity investment of up to 24.9% in a community bank to improve its own escrow and funds transfer operations and those of its licensed "portal as a service" clients. Additionally, the Company's clients are likely to have need of banking services that may be efficiently provided by an affiliated bank, offering synergy and additional revenue. It is expected that this initial investment may ultimately lead to a full acquisition.

2   The Company plans to improve the user interface ("UI"), user experience ("UX"), and functionality of its proprietary software to better serve both its own issuers and its software clients. The Company also plans to enhance its ATS and develop its own proprietary core banking engine to eventually replace the second largest operating expense every community bank has after payroll. It is expected that most of these tasks will be accomplished by independent contractors.

3   The Company plans to invest in additional sales, onboarding, and campaign advisory personnel at an annual cost as indicated.

4   The Company expects to increase its spending on market development activities, including corporate communications and branding, trade show attendance, website development, blogging, social media, and travel.

5   Reserve for additional costs or unforeseen needs.

6   In the case of the Reg CF offering, estimated cash commissions will be paid to CFMD at a rate of 5.00% of the amount raised. In the case of the Rule 506c Offering, estimated cash commissions will be paid to SPCP at a rate of 5.00%. Note that Netcapital Securities Inc, a broker dealer, is serving as an additional selling agent for the Rule 506c Offering at a commission rate of 4.00% of amounts sold by it directly See "*The Offering & The Securities – The Intermediaries*" for additional details.

7   Includes legal, accounting, and promotional expenses. Excludes fees paid for preparation of offering documents and escrow-related fees.

Pending such uses, net proceeds will be held as cash or cash equivalents. The Company does have discretion to alter the use of proceeds as set forth above and may alter the use of proceeds based on market demand for our products and services.

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS DOCUMENT. IN ADDITION, OTHER RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY IMPAIR OUR BUSINESS OPERATIONS. IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

IN ADDITION, CERTAIN STATEMENTS IN THIS MEMORANDUM INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD-LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. YOU SHOULD, HOWEVER, CONSULT ANY SUBSEQUENT DISCLOSURES WE MAKE IN OUR FILINGS WITH THE SEC.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS REPORT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

THE PURCHASE OF OUR SECURITIES IS HIGHLY SPECULATIVE AND INVOLVES A VERY HIGH DEGREE OF RISK. AN INVESTMENT IN THE COMPANY IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. ACCORDINGLY, IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE COMPANY, INVESTORS SHOULD CAREFULLY CONSIDER ALL MATERIAL RISK FACTORS, INCLUDING THE FOLLOWING, AS WELL AS OTHER INFORMATION SET FORTH HEREIN.

- *An investment in the SAFE+Rs is highly speculative and involves substantial risks.* You should carefully consider the risks described below, as well as the other information in this Memorandum, when evaluating whether to make an investment in the SAFE+Rs.

- You should also consult with your own legal, tax, and financial advisors about an investment in the SAFE+Rs.

- If any of the following risks occur, our business, financial condition, and results of operation could be materially and adversely affected. In such case you could lose all or part of your investment. You should not invest in the SAFE+Rs unless you can afford the loss of your entire investment.

- You and your advisors are invited to ask us questions and to request information about the terms and conditions of this private placement for purposes of evaluating the merits and risks of an investment in the SAFE+Rs. We will provide such information to the extent we possess the information or can acquire it without unreasonable effort or expense.

Risks Related to the Business

1. *A limited market for the products and services we provide currently exists.*

Although we have identified what we believe to be a need in the market for our products and services, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our products and services. Potential customers may be unwilling to accept, utilize, or recommend any of our products and services. If we are unable to commercialize and market our products and services as planned, we may not achieve broad market acceptance or generate significant revenue.

We cannot assure you that we will in fact be successful in developing our business. Further, there can be no assurance that that the time and cost to develop our business will result in profitable operations. If we do not generate sufficient cash flow from operations and sufficient funds are not otherwise available from other sources, the Company may not be able to meet its obligations, grow the business, respond to competitive challenges, or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

2. *To date, we have relied on external financing which may not be available in the future.*

We are an early-stage company and while we are generating some revenue, we rely on external financing to fund our operations. We anticipate, based on our current plans and assumptions relating to our operations, including the timetable of, and costs associated with, new product development, that, if the Maximum Offering is successful, it, together with cash from operations, will be sufficient to satisfy our contemplated cash requirements at least through the next 12 to 24 months assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

The Company depends upon the timely availability of adequate capital to meet its development objectives and business plans. We estimate that additional externally generated investment will be required for us to achieve self-sustaining positive cash flow from operations. We expect capital to be provided by the current and future offerings and subsequent product sales, but there can be no assurance that such will be available or that positive cash flow will ever occur.

Further, there can be no assurance that development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If we are unable to obtain additional capital in the amounts and at the times needed, this may restrict planned development and our rate of growth of sales; limit the Company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The Company's capital requirements may significantly vary from those currently anticipated. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:
- The cost of expanding our operations,
- The financial terms and timing of any collaborations, licensing, or other arrangements into which we may enter,
- The rate of progress and cost of development activities,
- The need to respond to technological changes and increased competition,
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- Cost and delays in product development that may result from changes in regulatory requirements applicable to our products,
- Sales and marketing efforts to bring these new product candidates to market,
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network, and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.

If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us.

If we raise additional funds by issuing debt, such instruments may provide for rights, preferences, or privileges senior to the SAFE+Rs. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. For example, debt service obligations may adversely affect cash flow. Among others, due to using debt financing, the Company may be subject to:
- The risk that cash flow from operations will be insufficient to meet required payments of principal and interest,
- Restrictive covenants, including covenants relating to certain financial ratios, and
- Interest rate risk.

To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our SAFE's, SAFE+Rs, preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Although the Company anticipates repaying or refinancing any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. Leverage may impair our ability to obtain additional financing for acquisitions, working capital, capital expenditures, or other purposes or make such financing unavailable on favorable terms. Further, a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements or restrictive covenants, if any, force a sale of assets, or modification of operations.

If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development, and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

3. The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of the date hereof, our sole director owns 100% of our Class A Super Voting Common Stock, the only Common Stock outstanding. Our director and officers as a group beneficially own in the aggregate 72.40% of our fully diluted common and common-equivalents outstanding, assuming the conversion of all SAFEs and SAFE+Rs. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and officers and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our security holders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

4. Our recurring losses from operations raise doubt about our ability to continue as a going concern.

SPHI has sustained operating losses in the past, and it is anticipated that such may occur again in the future. The Company's ability to become consistently profitable depends upon success in selling its products and services. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new products may impact whether the Company is successful. Furthermore, it may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements, and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will ever become consistently profitable. If it sustains losses over an extended period, it may be unable to continue in business.

Consequently, there is substantial doubt about the Company's ability to continue as a going concern. The factors considered in this assessment include its lack of profitability, level of revenues, and its need to attract significant funding in order to meet its business objectives. These substantial risks could impair the Company's reputation, damage the brand, and negatively impact operating revenues.

Because of the Company's operating history, it is difficult to accurately assess revenue growth and earnings potential. It is possible that the Company will face the many difficulties typical for early stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficultly recruiting and retaining qualified employees for management and other positions.

The Company may face these and other difficulties in the future, some of which may be beyond its control. If SPHI is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot be assured that its business model and plans will be successful or that it will successfully address any problems that may arise. It is possible that you could lose your entire investment.

5. *Our future revenue and operating results are unpredictable.*

It is difficult to accurately forecast the Company's revenues and operating results, and they could fluctuate in the future due to many factors. These factors may include: the ability to further develop applications; acceptance of products; the amount and timing of operating costs and capital expenditures; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, the introduction of new services and products, and changing customer demands. The Company's success could depend on its ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

6. *Risks relating to financial forecasts.*

This Memorandum contains *proforma* financial information and may contain financial projections. These projections are forward-looking statements that involve significant risk and uncertainty. All materials or documents supplied by the Company, including any such *proforma* financials or projections, should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. The financial forecasts provided herein are based upon the assumption of stable economic conditions, various assumptions regarding operations, and the occurrence of certain future events, many of which are outside the Company's control. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly.

CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN. Neither the Company nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the SAFE+Rs.

From time to time, we may consider strategic transactions, asset purchases and out- or in-licensing of our products and technologies. The due diligence and negotiation process for such purchases or licensing may be expensive, time-consuming, and complex. Due diligence may involve several evaluated factors including, but not limited to, intellectual property, and personnel. Any new purchase or license may be on terms that are not optimal for us, and we may not be able to maintain any new or existing license if, for example, development of the technology is delayed, sales do not meet expectations, or the licensee terminates the relationship. Any such relationship, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant implementation challenges or disrupt our management or business. These transactions may entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected acquisition or integration costs, write-downs of assets or goodwill or impairment charges, and increased amortization expenses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material adverse effect on our business, results of operations, financial condition, and prospects. Conversely, any failure to enter into any other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our technologies and have a negative impact on our competitiveness.

7. Our markets and operations are subject to high levels of competition.

The markets in which the Company participates are very competitive with many start-up, maturing, and established competitors. We compete with these other businesses based on the quality and price of products and services offered. The industry is characterized by the continual introduction of new concepts and is subject to changing preferences and technologies. New competitors entering our markets could reduce our revenue and operating margins. Any inability to compete successfully with competitors, shifts in customer preferences, or our inability to develop new products or services that appeal to customers may negatively affect revenues.

We face considerable competition with respect to our current services and products as well as those we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business, or better presence in planned markets than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve market acceptance, and our ability to generate meaningful additional revenues.

8. Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

9. We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technological change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technological changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

10. The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding, and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technological trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

11. We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business or new products and services, we may invest a significant amount of time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

12.   If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

13.   Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The success of a business depends, in part, on its brand perception and the customer experience. The Company takes brand perception seriously and intends to reinforce and extend positive brand perception, including by providing a training program for employees to ensure a high quality of customer service. However, any shortcomings in brand building initiatives or business incidents that diminish customer perceptions of the brand could negatively impact revenues. If we overestimate the demand for our services and products or underestimate the popularity of the competition, we may not fully realize the revenues anticipated.

The Company's business, financial condition and results of operations also depend in part on its ability to anticipate, identify, and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make the business less appealing and adversely affect it, including loss of potential revenue. If the Company does not achieve a certain level of revenue, financial performance will be negatively impacted, in which case there may be serious adverse financial consequences.

14.   Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect investor ability and desire to invest. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors to participate in our marketplace.

Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in our markets. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

15.   *If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.*

Our payment processors and disbursement partners may experience service outages or an inability to connect with our processing systems. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, we could be harmed. We rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the ACH networks, or if our payment processors or disbursement partners were unable to access ACH networks, our business would be harmed.

16.   *Information technology and data privacy risks.*

Costs associated with information security and data privacy – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments.

The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company relies heavily on information systems for management of the supply chain, payment of obligations, collection of cash, and other processes and procedures. Our ability to manage the business efficiently and effectively depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security could result in delays in service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

The Company's business operations require processing and maintaining certain personal, business, and financial information about customers, vendors, and employees. Use of such information is regulated by federal and state laws, as well as certain third-party agreements. If security and information systems are compromised or if employees fail to comply with applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Company's reputation and result in litigation and settlement costs, damage awards, or penalties and fines. As privacy and information security law and regulations change, additional costs may be incurred to ensure compliance.

17.   *Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.*

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. However, the expenses associated with protecting our information could reduce our operating margins.

18.   *The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities because of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.*

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

19. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, cyber-attacks and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage to us with customers.

20. Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

21. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including patent protection for its products, maintaining the secrecy of its internal workings, and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others.

There can be no assurance that:
- Any patents will be issued from any pending or future patent applications,
- The scope of any patent protection will be sufficient to provide competitive advantages,
- Any patents the Company has will be held valid if subsequently challenged, or
- Others will not claim rights in or ownership of the Company's patents and its other proprietary rights.

Unauthorized parties may try to copy aspects of the Company's products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. SPHI cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect the Company's intellectual property rights to the same extent as do the laws of the United States.

Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require the Company to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the outcome of such litigation.

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade secrets, and other proprietary intellectual property, including our name and logos. We have taken efforts to protect our brand, but if our efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the brand or our products may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

22.   If we cannot protect the confidentiality of our trade secrets, our business and competitive position will be harmed.

We consider trade secrets, including confidential and unpatented know-how important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, consultants, contract manufacturers, advisors, and other third parties. We also enter into confidentiality agreements and may enter into invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, such agreements may not be effective, or any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts in the U.S. and certain foreign jurisdictions are less willing to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we may not have the right to prevent them from using that information to compete with us, and our competitive position would be harmed.

23.   The Company could be negatively impacted if found to have infringed on another's intellectual property rights.

Technology companies, including many of the Company's competitors, frequently engage in litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

24. Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

25. We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technological sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

SPHI may outsource some of its software development processes, and it is possible that the facilities used may be vulnerable to unauthorized access, system failures, and other security problems. Persons who circumvent security measures could cause damage to operations. It may be necessary for the Company to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although SPHI plans to always utilize industry-standard security measures, these measures may prove to be inadequate and system failures and delays may occur that could have an adverse effect on the Company's financial condition, operating results and cash flow.

Systems and operations are also vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism, and similar events. Any system failure that causes an interruption in product or decreases the availability for customers could impair the Company's reputation, damage the brand, and negatively impact operating revenues.

26.   *We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage our reputation, and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

27.   *Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.*

We have devoted time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

28.   *The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.*

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On

January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern."

On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic."

COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected if another such outbreak were to occur. The extent to which an epidemic or pandemic impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by a pandemic or other matters of global concern continue for an extended period, the Company's operations may be materially adversely affected.

29.   We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

30.   We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially and adversely affected by the recurrence of a COVID-19 pandemic or other such disease in the future. Material adverse effects could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to the Offering

31.   No guarantee of return on investment.

The SAFE+Rs are speculative investments inherently involving a degree of risk, meaning all or part of such investments may be lost. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

32.   Purchasers will not become stockholders until conversion into Common Stock.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion. In certain instances, such as the sale of the Company, an IPO, or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

33.   Lack of distributions or dividends.

The Company has not paid any dividends or distributions with respect to its outstanding shares and cannot predict when or if such will be paid.

34.   Arbitrary purchase price for SAFE+Rs.

The purchase price of the SAFE+Rs has been arbitrarily determined and is not the result of arm's-length negotiations. It has been determined primarily by the perceived market value of the Company and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect current market value. No independent valuation or appraisal of the Company has been prepared. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

35.   Purchasers will not be entitled to any inspection or information rights.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company. Other security holders may have such rights. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

36.   No public market - the SAFE+Rs will be "restricted securities" as defined by the SEC and will not be freely tradable.

To buy the SAFE+Rs, you must represent that you are acquiring them for investment and not with a view to distribution or resale, that you understand they are not readily transferable and, in any event, that you must bear the economic risk of the investment for an indefinite period of time.

The SAFE+Rs have not been, and will not be, registered under the Securities Act or certain applicable state "Blue Sky" or securities laws and consequently they are "restricted securities" and cannot be resold as permitted under the Securities Act and applicable state securities laws, pursuant to registration thereunder, or exemption from such registration.

In this regard, for a secondary transfer of your SAFE+Rs in the future to be qualified as an exempt secondary transfer by "private sale", you may not have made a public offer or distribution of the SAFE+Rs. Note that it is not a "public distribution" if:
a) The SAFE+Rs are posted for sale only on an approved private network or via other means of private, non-public distribution, deemed adequate by SPHI,
b) You have held the SAFE+Rs for at least one year from date of their purchase from the Company, and
c) Your transaction is otherwise in compliance with all applicable laws and regulations.

Currently, there is no public or other trading market for the SAFE+Rs, and there can be no assurance that one will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so.

37.   Private placement risks - neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

This private placement of SAFE+Rs will not be registered with the SEC under the Securities Act or with the securities agency of any state. The SAFE+Rs are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Memorandum. If the Company fails to comply with the requirements of such exemption, investors may have the right to rescind their purchases of SAFE+Rs. This might also occur under applicable state securities or "Blue Sky" laws and regulations in states where the SAFE+Rs will be offered without registration or qualification pursuant to a private offering or other exemption. If enough investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the SAFE+Rs by the remaining investors.

No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company has not registered this Offering under the Securities Act in reliance on exemptions from such registration. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

38.   In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

39.   Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

40.   The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to Governance & Ownership

41.   Because we have broad discretion and flexibility as to the use of the net proceeds from our securities offerings, you may disagree with the ways we use such.

We intend to use the net proceeds from this offering for continuing development, operating expenses, and working capital, but have not allocated specific amounts to any of the foregoing purposes. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

42.   The Company's managers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its managers, and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

43.   We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

44.   In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

The Company's future success depends on the continued services and performance of key management, consultants, and advisors. In addition, our future success may further depend on our ability to attract and retain additional key personnel and third-party contractual relationships. If we are unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Our consultants and advisors may be employed by third parties and may have commitments under contracts with third parties that may limit their availability to us.

45.   The Company is controlled by one person.

Prior to the conversion of any common-equivalents, including the Securities offered hereby, a single person, David V. Duccini, owns 100.0% of the issued and outstanding Common Stock. Subject to any fiduciary duties owed to others under Minnesota law, Mr. Duccini is able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Duccini may have interests that are different from yours. For example, he may support proposals and actions with which you disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

While the Company has additional officers and plans to add and train additional staff members, it would suffer irreparable harm if it lost the services of its founder, David V. Duccini, and cannot guarantee the ability to implement the business plan or continue operations if his services were not available.

46.   The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on David V. Duccini who is the Founder, Chairman of the Board, President, Chief Executive Officer, and Chief Financial Officer of the Company. Mr. Duccini is also the Company's chief technological expert and programmer. The Company intends to enter into an employment agreement with Mr. Duccini although there can be no assurance that it will do so or he will continue to be employed by the Company for any period. The loss of Mr. Duccini could harm the Company's business, financial condition, cash flow and results of operations.

47.   Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mr. Duccini to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if he died or became disabled, the Company will not receive any compensation to assist with finding a replacement. The loss of such person could negatively affect the Company and its operations.

48.   Changes to existing accounting rules or regulations may impact future results of operations or financial condition; further, we are subject to income and other taxes such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

We are subject to a variety of federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Operating Strategy

Silicon Prairie Holdings Inc. (the "Company", "SPHI", "we", "us", or "our") was incorporated in Minnesota on January 19, 2017 and operates in the emerging *captech (cap*ital *tech*nology) space, a new industry that blends regulated capital formation and management services with information technology.

Today, the Company provides a suite of proprietary software and services that address virtually every stage of a company's financial journey, from initial and secondary online and institutional capital formation and investor relations to secondary market liquidity and final exit. Once proven in our operations, we then "private-label" some of our technology on a software-as-a-service basis to other financial institutions. We plan to become a single-source private capital solution – unifying all stages of the private capital journey from raising money, investing, to exit in a seamless, value-driven cycle.

Our operating strategy calls for us to develop and use fintech software and tools in our own business and then license it to others for recurring revenue. Adding Modern Banking Services, via an equity stake in a community bank is a key component of our strategy as it not only de-risks our ability to efficiently serve our issuers with escrow and funds transfer services but also potentially enhances customer loyalty as a bank affiliation could provide clients with improved access to deposit accounts,  lines of credit and loans, and merchant card, bill pay, and payroll services. SPHI also has the banking and technology expertise to enhance the profitability and service revenue of small banks.

Via concurrent Reg CF and Rule 506c offerings of $1,235,000 and $3,765,000, respectively, we are raising up to $5,000,000 through the sale of our Series B SAFE+Rs, which will help us expand our current operations over the next 12 to 24 months. With the funds raised in the combined offerings, we intend to:
- Acquire a minority stake of up to 24.9% in a community bank............. up to $1,500,000
- Further develop our proprietary technology..................................... up to $1,000,000
- Build our customer support activity... up to $1,000,000
- Further invest in our marketing effort ....up to $500,000

- Fund a general corporate purpose and contingency reserve....................up to $550,000
- Pay estimated financing costs ....up to $450,000

SPHI first launched as an intrastate investment crowdfunding portal under the Minnesota-based "MNvest" program and expanded nationally in 2018 as an SEC-registered, FINRA-member funding portal. That same year, we formed a transfer agent – SPRT - and in 2020 we acquired a broker-dealer – now SPCP - that allows us to collect success fees on exempt offerings as well as facilitate mergers & acquisitions, and now is the home to our SEC-registered alternative trading system or ATS. In 2021, we acquired Miventure, another funding portal with a unique mobile application.

To date, we have hosted over 100 online "test the waters" and capital campaigns using exemptions including MNvest, Small Corporate Offering Registrations ("SCOR"), Reg A, Reg D, and Reg CF that account for millions raised. We are generalists and concentrate our efforts not by industry but by transaction size. Our investment banking division has provided advisory services to many companies and our bankers have taken hundreds of millions of transactions to market during their careers. We believe that virtually every company we assist in raising capital is also a candidate for our ATS, especially those using exemptions where they could end up with hundreds if not thousands of investors on their books.

Understanding Capital Markets

U.S. capital markets are the world's largest. As of year-end 2024, they were valued at about $139.8 trillion[4], nearly six times larger than the $23.4 trillion[5] of total assets of the U.S. banking system. Capital markets are critical to the country's success and support job creation, economic growth, and financial stability by efficiently allocating risk and resources. They fund much of our nation's economic activity, supplying over 75% of financing for non-financial corporations. Capital markets facilitate the flow of long-term funds and channel savings into productive investments by connecting **investors**, individuals and institutions with surplus capital, to **issuers**, typically, entities that need funding such as businesses and governments. Further, they provide liquidity for buyers and sellers of securities.

Capital markets may be characterized in multiple ways. **Primary markets** are those where new securities are issued for the first time such as through an initial public offering or IPO, often with the assistance of an intermediary such as a **broker-dealer** or an **investment bank**. In any case, the net proceeds of the transaction go directly to the issuer. In contrast, **secondary markets** are where existing securities are traded among investors to provide liquidity to the seller. Examples include the New York Stock Exchange and Nasdaq

In an **equity market**, investors buy stocks and take ownership stakes in companies. In a **debt** or **fixed income market**, investors act as lenders to corporations, governments such as the U.S. Treasury, states, and municipalities, and other entities in exchange for interest payments and the return of principal.

Public markets are open to a wide range of investors and allow the public to trade securities on exchanges or over-the-counter, often with low minimum investment thresholds. They are highly liquid, meaning assets can be bought and sold quickly and easily. They are heavily regulated by bodies like the SEC and FINRA, requiring stringent and frequent public financial

---

[4] Per the *2025 Capital Markets Fact Book*, page 39, published by SIFMA (Securities Industry and Financial Markets Association). Excludes commercial paper. See SIFMA's annual Fact Book for additional detailed statistics on global and U.S. capital markets.

[5] Value of Total Assets, All Commercial Banks data series as of Jan 1, 2025, retrieved on Nov 13, 2025 from the FRED database operated by the Federal Reserve Bank of St. Louis under the auspices of the Board of Governors of the Federal Reserve System.

disclosures to protect investors. Issuers typically consist of larger, more established companies and prices fluctuate daily based on market sentiment and news flow.

Private markets involve direct transactions between a limited number of investors and deal with investments not traded on public exchanges, such as private equity, venture capital, and private debt. Participation is generally restricted to institutions and high net worth individuals, though some newer or revised regulations like Regulations A, D, and CF offerings have made private opportunities more accessible. Private markets are often illiquid and may require long-term commitments of 5 to 10 years or more with no easy way of selling investments quickly. They also operate with less regulatory oversight and fewer public disclosure requirements, offering more privacy and flexibility to the parties. Issuers often include early-stage or growth companies seeking capital for expansion or buyouts. Private markets may offer the potential for higher returns and increased diversification, as performance is less correlated with public market movements.

U.S. Equity & Debt Outstanding (at year-end, $billions)									
	Equity (note 1)			**Debt** (note 2)					**Capital Markets Total**
	Public	**Private**	**Equity Subtotal**	**Treasuries**	**Agencies**	**Corps**	**Munis**	**Debt Subtotal**	
Dollars									
2014............	26,331	12,037	38,367	12,505	2,029	7,466	3,863	25,862	64,230
2019............	34,086	20,555	54,641	16,673	1,726	8,862	3,932	31,194	85,834
2023............	48,979	29,645	78,625	26,366	1,968	10,728	4,079	43,141	121,766
2024............	62,186	31,991	94,176	28,276	2,022	11,138	4,197	45,633	139,809
Growth									
'24/'23 chg...	27.0%	7.9%	19.8%	7.2%	2.7%	3.8%	2.9%	5.8%	14.8%
5 yr CAGR.....	12.8%	9.3%	11.5%	11.1%	3.2%	4.7%	1.3%	7.9%	10.2%
10 yr CAGR...	9.0%	10.3%	9.4%	8.5%	0.0%	4.1%	0.8%	5.8%	8.1%

Source: *2025 Capital Markets Fact Book*, published by SIFMA (Securities Industry and Financial Markets Association), July 2025, page 39.

Notes

1 - Public equities include those listed on the NYSE and Nasdaq exchanges while private equities include closely held common and preferred shares issued by domestic corporations and U.S. purchases of shares issued by foreign corporations.

2 - Debt excludes mortgage-backed and asset-backed securities and commercial paper.

While public markets are significantly larger in total capitalization, private markets have been growing at a faster rate as companies stay private for longer. Investors often use a blend of both to optimize portfolio diversification and risk/return profiles.

U.S. capital markets operate under a robust regulatory framework designed to ensure fairness, transparency, and investor protection. Key regulatory bodies include:
- The ***Securities and Exchange Commission*** *(*the "SEC" or the "Commission") is the primary federal agency responsible for overseeing the securities markets, protecting investors, and ensuring companies disclose relevant information.
- ***Financial Industry Regulatory Authority*** *(*"FINRA") is a self-regulatory organization operating under the auspices of the SEC that oversees broker-dealers and ensures market integrity.
- The ***U.S. Department of the Treasury*** and the ***Federal Reserve*** (the "Treasury" and the "Fed", respectively) play key roles in monitoring financial stability and managing U.S. government debt issuance.

Broker-dealers and investment banks are related but distinct and both play crucial roles in providing market access and liquidity for issuers and investors. A broker-dealer, or "BD", is the designation of a firm or individual that is legally empowered and registered to buy and sell securities, functioning as a broker when it executes trades on behalf of customers and as a dealer when it trades for its own account. BDs may provide services such as retail brokerage, institutional trading, clearing and custody, and market making. The BD revenue model is based on commissions, bid-ask spreads, trading profits, and financing charges. Broker-dealers must be registered with the SEC and be members of FINRA and SIPC and are subject to extensive regulatory requirements, such as maintaining certain levels of capital based on their business plan, adhering to financial reporting standards, and complying with rules regarding customer protection, sales practices, best execution, and anti-fraud measures.

In contrast, investment banks are not a legal or regulatory designation in the U.S. The practice typically resides as a division or subsidiary within a broker-dealer since only broker-dealers may legally transact in securities. Investment banks focus on providing capital markets and advisory services for a fee. Core functions include underwriting (often by purchasing a whole issue of securities for resale to the public), capital raising (public offerings and private placements), research (on the economy and securities), market making (this may overlap with broker-dealer activity), and mergers and acquisitions or "M&A" (helping companies to merge or buy or sell entities or their assets). Although M&A is not generally considered to be a capital market activity, it is a related field within corporate finance.

U.S. Investment Banking Fees (for years ended Dec 31, $billions)					
	Merges & acquisitions	Debt capita markets	Equity capital markets	Syndicated lending	Total
Dollars					
2015…………………………	13.4	9.1	7.2	6.5	36.2
2019…………………………	14.8	10.1	5.8	8.2	38.9
2023…………………………	15.3	7.5	4.2	5.5	32.5
2024…………………………	17.5	11.6	6.7	9.0	44.8
Growth					
'24/'23 chg……………………	14.4%	55.8%	59.1%	62.2%	37.8%
5 yr CAGR……………………	3.4%	2.9%	2.9%	1.9%	2.9%
10 yr CAGR…………………	2.7%	2.6%	-0.7%	3.2%	2.2%

Source: *2025 Capital Markets Fact Book*, published by SIFMA (Securities Industry and Financial Markets Association), July 2025, page 73.

Broker-dealers fall into several regulatory categories based on Rule 15c3-1, also known as the "Net Capital Rule". In general, *net capital* is equal to liquid assets - cash, receivables, and marketable securities - less certain liabilities - payables, borrowings, and haircuts on securities. *Aggregate indebtedness* includes all money owed to others except for subordinated loans.

In summary, Rule 15c3-1 states that broker-dealers must maintain *minimum net capital* equal to the *greater* of:
a) A fixed dollar amount based on their business ("FA"; see the table below); or
b) A percentage of their aggregate indebtedness ("AI").

Any net capital above the minimum requirement is "excess net capital" and may be used for proprietary trading or dividends to owners, subject to certain restrictions. Rule 15c3-1 is about financial stability and customer protection; it forces broker-dealers to maintain sufficient liquid capital relative to their obligations so they can survive financial stress and honor customer transactions.

Each category of BD has different minimum net capital requirements depending on the firm's activities and risks. Below is a breakdown of the main categories.

Minimum Net Capital Requirements for Broker-Dealers			
Broker-Dealer Type	**Description**	**Minimum net capital**	**Calculation basis**
Carrying/Clearing Firms	Carries customer accounts and holds customer funds or securities	$250,000	Greater of FA or 2% of AI
Market-Makers	Makes markets or trades for its own account with a dealer exemption	$100,000 - $250,000 or more	1/15 of AI or FA, depending upon activities
Introducing Broker-Dealers	Introduces transactions to a clearing firm but does not carry accounts or hold customer funds or securities	$50,000	Fixed amount
Specialized or Limited BDs			
• Private Placement	May receive customer funds	$50,000	Fixed amount
• Private Placement	Best efforts only; may not handle customer funds	$5,000	Fixed amount
• Introducing Broker-Dealer	Small firms that do not hold customer funds or securities; they just accept orders and route them to clearing firms	$5,000	Fixed amount
• Mutual Fund / Variable Annuity	Sells only mutual funds, variable annuities, or redeemable investment company securities	$5,000	Fixed amount
• Proprietary Trading Firm	Trades only for own account with no dealer activity	$5,000	Fixed amount

As of December 31, 2024, according to FINRA's 2025 Industry Snapshot, there were 3,249 broker-dealers in the U.S., down 17.6% from 3,943 at the end of 2015.

Broker-dealers are also often sized by the number of registered representatives (each an "RR"). Anyone actively involved in a FINRA-registered firm's investment banking or securities business must be registered as a representative with FINRA. To become registered, securities professionals are required to pass qualification exams to demonstrate competence in particular activities. A FINRA-registered representative's duties may include supervision, sales of securities, or training of persons associated with the member firm. The number of registered representatives is the number of individuals with an approved status in the Central Registration Depository ("CRD").

The industry employed nearly 650,000 registered representatives as of the end of 2024, up 0.8% from 2023. Employment by large firms accounted for over 80% of this total.

FINRA Registered Representatives by Firm Size (as of year-end)									
Firm size (note 1)	**2024**		**2023**		**2022**		**2021**		**2020**
	Total	Pct	Total	Pct	Total	Pct	Total	Pct	Total	Pct
Large………..	530,334	81.7%	528,821	82.1%	524,053	82.3%	510,150	81.5%	513,880	81.5%
Mid-size…….	57,764	8.9%	54,763	8.5%	50,885	8.0%	51,004	8.1%	52,482	8.3%
Small………..	61,143	9.4%	60,675	9.4%	62,071	9.7%	64,853	10.4%	64,093	10.2%
Total………..	649,241	100.0%	644,259	100.0%	637,009	100.0%	626,007	100.0%	630,455	100.0%
Y/Y chg…….	0.8%	--	1.1%	--	1.8%	--	-0.7%	--	-1.1%	--

Source: *2025 FINRA Industry Snapshot*, page 3.

Notes

1 - Large firm = 500 or more RRs; mid-size firm = 151-499 RRs; small firm = 1-150 RRs.

2 - Registrations by firm size differs from the total number of registrations as individuals registered with multiple firms are counted for each firm and are potentially in multiple size classes depending on the sizes of the employing firms.

3 - The number of registered representatives is the number of individuals with an approved status in the Central Registration Depository (CRD).

FINRA Registered Firms by Number of Registered Representatives (as of year-end)						
Firm size	Number of Registered Reps	**Number of firms**				
		2024	2023	2022	2021	2020
Large	>1,000………..	84	87	91	90	93
	500-1,000……	65	68	74	71	72
	Subtotal……	149	155	165	161	165
	Pct of total..	4.6%	4.7%	4.9%	4.7%	4.8%
Mid-size	301-499……..	72	71	65	63	66
	151-300………	137	127	125	122	125
	Subtotal……	209	198	190	185	191
	Pct of total..	6.4%	6.0%	5.6%	5.5%	5.6%
Small	101-150………	110	107	103	124	112
	76-100……….	80	70	90	74	78
	51-75………….	143	156	157	175	174
	41-50………….	102	90	98	109	100
	31-40………..	159	157	139	139	134
	26-30………….	108	102	101	111	119
	21-25………….	134	147	155	132	124
	16-20………….	205	213	195	225	246
	11-15………….	328	344	355	364	374
	<= 10…………	1,522	1,559	1,630	1,595	1,618
	Subtotal……	2,891	2,945	3,023	3,048	3,079
	Pct of total..	89.0%	89.3%	89.5%	89.8%	89.6%
	Total………………………..	3,249	3,298	3,378	3,394	3,435
	Growth rate………………..	-1.5%	-2.4%	-0.5%	-1.2%	-2.3%

Source: *2025 FINRA Industry Snapshot*, page 18.

Notes

1 - Large firm = 500 or more RRs; mid-size firm = 151-499 RRs; small firm = 1-150 RRs.

On October 1, 2018, FINRA announced that it was moving toward an examination and risk monitoring program based on the business models of the firms it oversees. Consequently, it has grouped firms according to the businesses in which they are engaged.

Business Segments of FINRA-Registered Firms (as of Dec 2024)				
Firm Group & Sub-Group (note 1)	**Number of Firms** (note 1)			
	Small	**Mid-size**	**Large**	**Total**
Capital Markets - M&A & Investment Banking…………………………………………	703	15	3	721
Capital Markets - Niche & Other……………………………………………………………	93	1	-	94
Capital Markets - Private Placements - Institutional Investors……………………	299	2	1	302
Capital Markets - Product Originator & Wholesaler…………………………………	182	48	20	250
Capital Markets - Public Finance……………………………………………………………	33	2	-	35
Clearing & Carrying - Chaperone, 15a-6 Firms………………………………………	70	1	-	71
Clearing & Carrying - Clearing, Correspondent………………………………………	19	3	2	24
Clearing & Carrying - Clearing, Niche & Other………………………………………	12	-	-	12
Clearing & Carrying - Securities Financing Book……………………………………	20	-	-	20
Diversified - Large…………………………………………………………………………………	2	-	12	14
Diversified - Medium, Carrying & Clearing……………………………………………	8	13	25	46
Diversified - Medium, Non-Carrying & Clearing……………………………………	3	12	5	20
Diversified - Small………………………………………………………………………………	69	6	-	75
Retail - Fintech…………………………………………………………………………………	69	1	1	71
Retail - Private Placements…………………………………………………………………	187	2	1	190
Retail - Public Pooled Investment Vehicles & Variable Annuities………………	188	14	26	228
Retail - Mid-Size & Large……………………………………………………………………	1	13	14	28
Retail - Mid-Size & Large, Independent Contractor………………………………	3	47	28	78
Retail - Small……………………………………………………………………………………	305	2	-	307
Retail - Small, Independent Contractor…………………………………………………	191	1	1	193
Retail - Retail with Carrying & Clearing Activities…………………………………	33	-	7	40
Trading & Execution - ATS & Electronic Communication Networks (ECN)………	63	2	-	65
Trading & Execution - Institutional Brokerage………………………………………	245	13	-	258
Trading & Execution - Proprietary Trading & Market-Making, Large……………	30	10	-	40
Trading & Execution - Proprietary Trading & Market-Making, Medium & Small……	63	-	-	63
Unknown……………………………………………………………………………………………	-	-	-	4
Total…………………………………………………………………………………………	2,891	208	146	3,249

Source: *2025 FINRA Industry Snapshot*, pages 34 to 36 inclusive.

Notes

1 - The definition of firm size in FINRA's by-laws may differ from business segment definitions, which may consider total assets or total revenue in categorizing a firm.

FINRA registered firms recorded about $641 billion of revenue in 2024, up 5.9% from 2023 and earned almost $76 billion of pre-tax profits, a margin of 11.8%. FINRA does not publish precise figures for excess net capital, but reasonable estimates based on the graph below as of year-end 2024 was about $247-260 billion; large firms accounted for the majority, totaling $180–185 billion. Mid-size and small firms totaled $30-35 billion and $35-40 billion, respectively.



Aggregate Financial Information for FINRA Registered Firms (for years ended Dec 31, $millions unless otherwise indicated)					
	2024	**2023**	**2022**	**2021**	**2020**
Total revenues.........................	640,976	605,394	421,263	398,544	361,954
Total expenses........................	565,177	551,750	373,947	306,909	284,685
Pre-tax income.....................	75,799	53,644	47,315	91,635	77,269
Revenue growth......................	5.9%	43.7%	5.7%	10.1%	na
Pre-tax margin........................	11.8%	8.9%	11.2%	23.0%	21.3%

Aggregate Excess Net Capital by Firm Size
(at year end, $billions)

Source: Financial and Operational Combined Uniform Single (FOCUS) reports; *2025 FINRA Industry Snapshot*, pages 37 and 38.

Notes
1 - Large firm = 500 or more RRs; mid-size firm = 151-499 RRs; small firm = 1-150 RRs.

The bipartisan legislation known as the *Jumpstart Our Business Startups of 2012* or "JOBS Act" provided new opportunities for companies to raise capital publicly for the first time in nearly 80 years and revised many of the available exemptions from registration. However, it took until 2016 for the regulators to craft rules to govern the application of the laws.

According to *The 2025 State of Investment Crowdfunding*, a report published by Crowdfund Capital Advisors, since its launch in 2016 to year-end 2024, the investment crowdfunding model has reshaped the entrepreneurial landscape, democratizing access to capital and driving economic impact across the nation. Key achievements include:
- Number of issuers 7,894
- Number of offerings 9,376
- U.S. headquarters cities.. 2,234
- Funded capital ....over $2.8 billion
- Investors ....over 2.1 million
- Jobs supported ....over 437,000
- Economic stimulus .... more than $27.1 billion injected into the economy
- Enterprise value...just under $100 billion of potential liquidity

Key updates and changes to the rules and regulations due to the JOBS Act include:

- **Regulation A** or "Reg A", often called a "mini-IPO", now allows two offering types – Tier 1 and Tier 2:
  - o For *Tier 1* offerings, sales in any 12-month period are limited to $20 million, including no more than $6 million by affiliates of the issuer.
  - o Sales for *Tier 2* offerings are limited to $75 million in any 12-month period, including no more than $22.5 million by selling security holders. Additional offering requirements include audited financial statements and limitations on investment by non-accredited investors. Tier 2 issuers are not required to register or qualify their offerings with state securities regulators.

  Certain requirements apply to both tiers, including eligibility criteria and bad actor disqualification provisions. Issuers must file reports with the SEC including an offering statement on Form 1-A as well as annual and semi-annual reports. Note that the SEC's qualification of an offering statement does not constitute approval of the offering's accuracy. Companies using the Reg A exemption may list their securities on a secondary market immediately upon sale.

- **Regulation D** or "Reg D", is a set of rules that provide exemptions from public registration requirements for private placements of securities, allowing companies to raise capital more quickly and with fewer costs than with a public offering. The rules govern which investors can participate and set limits on the amount of money that can be raised, with key exemptions including Rule 504 (up to $10 million in a 12-month period) and Rule 506 (unlimited capital). The JOBS Act added Rule 506c to Reg D and permits public solicitation of, and investments from, accredited investors as defined in Rule 501 (last amended in 2020). Companies must file a notice of sale on Form D with the SEC after the first sale.

- **Regulation Crowdfunding** or "Reg CF" became effective on May 16, 2016 and allows for broad solicitation of both accredited and not-yet-accredited investors. The rules:
  - o Allow a company to raise up to $5 million in a 12-month period,
  - o Require all transactions to take place online through one SEC and FINRA-registered intermediary, either a broker-dealer or a funding portal,
  - o Subject the issuer to certain "bad actor" disqualification provisions,
  - o Require certain disclosure filings with the SEC, including an offering statement on Form C as well as annual reports, and
  - o Limit the amounts non-accredited investors can invest in a 12-month period; note that any securities purchased generally cannot be resold for one year.

The following table, derived from SEC data, summarizes recent activity in this sector of the private capital markets.

U.S. Exempt Offerings (for years ended Dec 31)				
	Reg D (note 1)	Reg A (note 2)	Reg CF (note 3)	Total
Offerings (count)				
2015 (2016 for Reg CF)………………………….	38,502	14	27	38,543
2019………………………………………………	45,535	108	270	45,913
2023………………………………………………	56,721	212	737	57,670
2024………………………………………………	54,508	102	552	55,162
Growth				
'24/'23 chg………………………………………	-3.9%	-51.9%	-25.1%	-4.3%
5 yr CAGR………………………………………	3.7%	-1.1%	15.4%	3.7%
10 yr CAGR (9 yr for Reg CF)………………	3.5%	22.0%	39.8%	3.7%
Dollars ($billions)				
2015 (2016 for Reg CF)………………………….	1,361	0.010	0.008	1,361
2019………………………………………………	1,559	1.042	0.062	1,560
2023………………………………………………	2,750	1.129	0.293	2,751
2024………………………………………………	2,148	0.896	0.179	2,149
Growth				
'24/'23 chg………………………………………	-21.9%	-20.6%	-38.9%	-21.9%
5 yr CAGR………………………………………	6.6%	-3.0%	23.6%	6.6%
10 yr CAGR (9 yr for Reg CF)………………	4.7%	56.8%	41.2%	4.7%

Source: *Market Statistics of Exempt Offerings under Regulations A, D, and Crowdfunding*, published by the Division of Economic and Risk Analysis of the U.S. Securities and Exchange Commission, March 2025.

Notes

1 - Data on Reg D offerings was collected from all Form D filings (new filings and amendments) on EDGAR. The data could underestimate the true amount of capital raised through such offerings because filing a Form D is not a condition for claiming a Reg D safe harbor or exemption and it is possible that some issuers do not file Forms D for offerings relying on Reg D. The amounts listed in the table are based on proceeds reported in Form D filings and filing amendments made during the report period.

2 - For offerings under Reg A, capital raised is based on information reported by companies on Forms 1-Z, 1-K, 1-SA, 1-U, and offering circular supplements pertaining to completed and ongoing Reg A offerings and post-qualification amendments.

3 - For offerings under Reg CF, the amounts raised listed in the table are based on proceeds reported in progress updates filed on Form C-U during the report period. These amounts represent a lower bound on the amounts raised given the time frames for reporting proceeds following completed or terminated offerings and that offerings qualified during the report period may be ongoing.

In addition to the new rules permitting the offer and sale of securities through crowdfunding as a result of the JOBS Act, the SEC also implemented regulations applicable to both broker-dealers and a new type of intermediary called a "*funding portal*" or simply a "portal". A portals can act as an intermediary in crowdfunding transactions but is prohibited from:

- Offering investment advice or recommendations,
- Soliciting purchases, sales, or offers to buy the securities displayed on its platform,
- Compensating employees, agents, or other persons for such solicitation or based on the sale of securities displayed or referenced on its platform, or
- Holding, managing, possessing, or handling investor funds or securities.

Funding portals began registering with the SEC starting January 29, 2016. Today, there are about 80 registered portals that are members of FINRA, however the space is dominated by about a dozen, and the vast majority of registered platforms have never conducted a successful offering. Only a few, including SPHI, have hosted raises of over $1 million for an individual issuer. Prior to the SEC's revised rules becoming effective, approximately 35 states passed their own intrastate crowdfunding rules, including Minnesota where SPHI continues to operate the longest running portal.

Products & Services

Paths to Capital Formation

In general, the Company offers two paths for issuers seeking to raise capital – crowdfunding and investment banking.

The Company's Online Capital division offers a full stack of options from "friends & family rounds" up to mini-IPOs. Our platform may be used to issue a wide variety of securities including SAFEs and SAFE+Rs, preferred and common stock and limited liability company units, senior and subordinated term debt, convertible notes, and revenue sharing agreements.

Our Investment Banking division offers financial advisory, valuations, and M&A services and places virtually all types of debt and equity financing with institutional and professional investors.

A key question when it comes to raising capital is – "How much do you want to raise?". Typically, intrastate, Reg CF, Rule 506c, and Reg A exemptions are used to raise money from *retail* or *individual investors* while private placements relying on Rules 504 and 506b are most often used for offerings to *institutional investors*, although Rule 506c may be used as well. Registered public offerings are placed with both individual and institutional investors. The following table shows which types of offering are suitable for raising particular amounts.

Offering Type Utilization						
√ = used X = not used	Up to $1m	$1m to <$5m	$5m to <$10m	$10m to <$20m	$20m to <$75m	>$75m
Intrastate (note 1)	√	√	X	X	X	X
SCOR (note 2)	√	√	√	X	X	X
Reg CF	√	√	X	X	X	X
Rule 504	√	√	√	X	X	X
Rule 506b	√	√	√	√	√	√
Rule 506c	X	√	√	√	√	√
Reg A (mini-IPO)	√	√	√	√	√	X
Registered offering/IPO	X	X	X	X	X	√

1   The Company has conducted intrastate crowdfunding offerings in Minnesota and Michigan using the MNvest and MILE exemptions.
2   SCOR (Small Corporate Offering Registration) is a simplified way for small businesses to raise up to $10m in a 12-month period using a uniform state-level filing form known as Form U-7.

For many issuers, the *accredited investor* definition found in Rule 501 of Reg D may determine who is in the pool of potential investors, and hence where to focus marketing effort and, for investors, whether they are eligible to invest. Many federal exemptions limit participation to accredited investors or contain restrictions on participation by non-accredited investors. In general, an accredited investor meets one or more of the following criteria.

Entities that are accredited investors:
- A bank, savings and loan association, insurance company, registered investment company, business development company, or small business investment company or rural business investment company,
- An SEC-registered broker-dealer, SEC- or state-registered investment adviser, or exempt reporting adviser,
- A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets more than $5 million,
- An employee benefit plan within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets more than $5 million,
- A tax-exempt charitable organization, corporation, limited liability company, or partnership with assets of more than $5 million,
- An enterprise in which all the equity owners are accredited investors,
- A trust with assets exceeding $5 million, not formed only to acquire the securities offered, and whose purchases are directed by a person who meets the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment, or
- An entity of a type not otherwise qualifying as accredited that owns investments of more than $5 million.

Natural persons that are accredited investors are:
- A director, executive officer, or general partner of the company selling the securities, or any director, executive officer, or general partner of a general partner of that company,
- An individual with a net worth or joint net worth with a spouse or spousal equivalent of at least $1 million, not including the value of his or her primary residence,
- An individual with income exceeding $200,000 in each of the two most recent calendar years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year,
- An individual in good standing holding a general securities representative license (Series 7), an investment adviser representative license (Series 65), or a private securities offerings representative license (Series 82), or
- A knowledgeable employee, as defined in Rule 3c-5(a)(4) under the Investment Company Act, of the issuer of securities where that issuer is a 3(c)(1) or 3(c)(7) private fund, or
- A family office and its family clients if the family office has assets under management in excess of $5 million and whose prospective investments are directed by a person who has such knowledge and experience in financial and business matters that such family office can evaluate the merits and risks of the prospective investment.

Note that while retail investors purchase securities using our platform, they are not *retail customers*[6] of our firm as we do not offer brokerage accounts or services, buy or sell securities on behalf of others, or provide investment advice. Instead, we offer individuals a platform for transactions that are explicitly self-directed and confirmed and we do not control price, timing, or lot size. Our role is as a payment facilitator and recordkeeper; we ensure compliance with financial, securities, and anti-money laundering laws, and secure financial transactions

---

[6] As defined in the context of the SEC's Regulation Best Interest or "Reg BI", a "retail customer" of a broker-dealer is *a natural person, or the legal representative of such natural person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes*. Note that when a retail customer opens or has an existing account with a broker-dealer, the retail customer has a relationship with the broker-dealer and can therefore "use", that is, accept or reject, the broker-dealer's recommendation.

without making investment decisions or recommendations. See our Form CRS for additional details.

Online Capital

With respect to issuers seeking to raise capital online, the approach of our Online Capital division is a "gates open" model, where any legal business with a clear need for capital, an easy-to-understand business model that demonstrates how it makes money, and a plan to earn a return for investors is welcome to on-board with us and attempt to raise capital. We are agnostic with respect to industry, but we require all clients to be represented by their own securities attorney. Further, we believe that the terms under which a security is sold are up to the issuer and its investors to determine what is reasonable.

To list an offering on our website requires a company to first consult with us to clarify their story, company structure, financial results, fundraising goals, and use of proceeds. In advance of preparing detailed offering materials and accepting investor funds, a potential issuer may elect to "test the waters". This entails preparing and publishing a web page that briefly describes the issuer and the proposed offering, allows the solicitation of non-binding indications of interest (each, an "IOI"), and helps determine how viable an offering is likely to be.

In any case, if the offering appears to be viable, we then coordinate with the issuer and its legal and accounting professionals to produce the documentation required for their specific transaction. We require all clients to be represented by their own securities attorney.

When the due diligence and offering materials have been completed, the appropriate documents are filed with the regulators. Many intrastate and all Reg A Tier 2 transactions require a regulatory review period, but Reg D and CF offerings do not. Once an offering has been deemed effective, our issuers may then begin soliciting and accepting investment commitments.

Since the Company represents issuers and not investors, it is important to note that with respect to online offerings, issuers are solely responsible for marketing the transaction and finding investors. However, we do offer certain tools and third-party referrals to help with the process, including our proprietary *CrowdBuilder* and *Panopticon* systems.

An add-on option to online offerings that many issuers have found attractive is a TigerMark™ D&O (directors and officers) insurance policy, offered by Assurely as managing general agent for Great American Insurance Group of Cincinnati, Ohio, rated A+ (Superior) for financial strength by AM Best and Relm Insurance Ltd of Bermuda, rated A (Exceptional) for financial stability by Demotech.

Assurely was acquired by Equal Parts in June 2025. Equal Parts, an insurance innovation company that uses AI to enhance agency operations, completed the acquisition to expand its services to businesses with complex funding structures, such as those using crowdfunding or non-traditional capital models. This was the second acquisition for Equal Parts, which had previously acquired Lumen Insurance.

A TigerMark policy provides coverage for certain claims made against an insured from investors who allege they have lost some or all of their investment due to specified wrongful conduct. Subject to its terms, conditions, and exclusions, the policy provides coverage for claims against an insured alleging theft of funds, misuse of funds, or material and intentional misrepresentation in the offering documents that led to a loss of some or all the investor's investment. The maximum amount a claimant may recover is the total amount of their investment in the issuer. Note that the insurance is not effective until the raise is successfully completed and the carrier has received the full premium of 1.00% of the amount raised, which may be included in an offering's success fee.

Once a purchase decision has been made by an investor, we prefer to drive funding via electronic funds transfer ("EFT") through automated clearinghouse ("ACH") or bank wire payments, although we can handle paper checks as well. Funds are segregated by issuer and deposited in special lockbox accounts established by SPRT with our banking partners for the benefit of the issuer and its investors, (each, an "FBO account").

The public visibility or lack thereof of an offering is subject to the issuer's consent and the exemption used. An offering on our platform may be completely private, requiring an invitation or approval to even see the materials. In contrast, a Reg CF offering must be publicly visible and include a communication channel open to non-authenticated users such as our Forums feature.

As of the date hereof, upfront fees for our online capital formation services are $500/month to host a test the waters page, $5,000 to launch an offering, and $1,000/month for private label portal services. In addition to upfront fees, we charge success fees based on the amount of capital raised that range from as much as 8.00% down to 1.00% depending on the total volume of business conducted between us and the issuer and the type of financing sought. Success fees are collected after investors have signed and uploaded their subscription agreements, such agreements have been accepted by the issuer, and their commitments have been fully funded and collected in the appropriate FBO account.

Investment Banking

The Investment Banking division of SPCP provides advisory services and represents companies in the execution of transactions with institutional and professional investors and lenders.

While we are experienced working with companies in all stages of corporate growth from start-up to maturity, we focus on the lower middle market, which we define as firms with revenue of $5 million to $150 million and EBITDA from $2 million to $20 million. We serve companies nationwide with an emphasis on the Midwest.

We are adept at executing strategies and transactions that benefit both issuers and investor and are skilled in securities valuation and credit analysis; designing and building financial models; assisting in the preparation of institutional-grade disclosure; marketing investment opportunities to institutional and professional investors; and managing the due diligence, deal documentation, and closing processes.

We are industry generalists and have successfully completed assignments across multiple industries, including agribusiness, distribution, e-commerce, energy, financial services, non-profits, manufacturing, retail, and technology. With respect to transactions, we are practiced in strategic and financial advisory, valuations, direct and syndicated loans, private placements and public offerings of debt and equity, mergers & acquisitions, and project financing. Our typical financing transaction minimum is $3 million to $5 million.

We first visit a potential client to obtain a thorough understanding of their business and objectives. Next, we determine viable strategies to achieve the stated objectives for the engagement. While each advisory assignment is different, for a financing, we manage the documentation and marketing processes and identify potential investors. While our senior bankers have first-name relationships with many lenders and institutional investors, we also have the same data resources as much larger firms. We then match the transaction with suitable capital sources and work toward closing an optimal transaction.

Each of our investment banking engagements are tailored to meet an individual client's requirements. We limit the number of active assignments in process so that we can devote substantial senior professional attention to each client from start to finish.

Our typical retainer or advisory fee is $3,000 to $6,000/month. In addition, we charge success fees based on the amount of capital raised that range from 8.00% down to 1.00% depending on the total volume of business conducted between us and the issuer and the type of financing sought. We collect our success fees at each closing.

Alternative Trading System

Companies are staying private longer and most firms will never reach a meaningful exit event within 10 to 15 years, leaving investors without any means of liquidity and often making their interests a matter for estate planning. Also, investor risk tolerance, changing life situations, and needs may change over time, resulting in a preference for early liquidity. As we say, "An investment without an exit is just a donation".

One tool to address this issue is an alternative trading system or ATS. An ATS must be registered with the SEC on Form ATS and operated by a broker-dealer. As of September 30, 2025, there were about 75 alternative trading systems regulated by the SEC, most of which have existed for over a decade and provide liquidity to institutional investors. The most well-known firm is OTC Markets Group which operates three trading venues including the "pink sheets".

Using our ATS, companies may offer investors a liquidity option that does not disrupt operations or potentially drain cash like a buy-back might. Listing a position on our ATS allows existing investors to buy and sell from each other, as well as permitting new investors to acquire an interest in the issuer. Our ATS is essentially a matchmaking service for self-directed secondary market transactions. It works much like a newspaper's "for sale by owner" classifieds. For example, the newspaper never owns a car offered for sale, rather it belongs to the seller until the sale is complete, and then the buyer owns it. We handle secondary sales of securities in a similar manner as we never take ownership, nor do we control prices or lot sizes of securities for sale as the seller does this. The securities legally belong to the seller until the sale is complete and then they belong to the buyer. In addition, we never hold either a buyer or seller's money on our books. Instead, funds are deposited in specially created escrow accounts in a depository bank outside of our control.

Trading of securities in a secondary market like an ATS is regulated and one must comply with state and federal securities laws as non-compliance risks cease and desist orders, fines, or worse. Secondary trading is also subject to restrictions imposed by the issuer. For example, issuers are responsible for their own legal opinions with respect to transferability. Further, transactions need to be supported by current financial and other information, much like that provided by public companies via SEC filings. However, there is no federal or state law or regulation that requires private companies to regularly report their financials and other relevant information.

Consequently, we recommend that an issuer of private securities report on GUARDD. The *G*lobal *U*tility *A*rchival *R*etrieval *D*isclosure *D*atabase is a securities manual that may be used to disseminate current information to investors and regulators. Issuers that wish to facilitate compliance with the "blue sky laws" of all 50 states may create an account at www.guardd.com. GUARDD's free reports are available online and are designed specifically to help address the disclosure gap for private issuers, much like what Mergent's or OTC Markets' manuals do for public companies. In general, a GUARRD report contains information about a company's business and organizational structure, management and advisors, financial statements with auditor's reports, capitalization, offering history, and ownership, and if applicable, it also contains listing and token information.

We believe that virtually every company that has raised capital using Regs CF, D, and A is a candidate for our ATS, especially those that have ended up with hundreds if not thousands of investors on their books. We know from conversations with other transfer agents that there are thousands of companies that may have previously traded over-the-counter who could be ideal candidates for a private trade execution network where precedent pricing data may be restricted, thus protecting a company from having its value attributed to the last sale price. We have also observed that companies may be punished for going public too early. This directly translates into a higher cost of capital going forward, especially in venues that allow for short selling; something that is not permitted on our ATS. Lastly, we believe that our services provide the "missing link" to taking a company public by moving them into private execution first, then on to the pink sheets, and ultimately up to NASDAQ. We also see that this on-ramp is an off-ramp as well. Further, our ATS solution may be leveraged by private equity firms and angel investor groups to provide liquidity within or across their membership without engaging issuers as their interests in such are often represented in a special purpose or roll-up vehicle.

Pricing for the ATS includes an annual "per-market" fee paid by an issuer and a seller-paid transaction fee of 5.00% plus or minus a "liquidity premium". Eligible issuers on our platform could use our Transfer Agency that would generate additional revenue for the business.

Transfer Agent Services

An SEC-registered transfer agent like SPRT is an official keeper of ownership records for securities and ensures that all transfers, issuances, and corporate actions are accurate, compliant, and timely. Key functions include:
- Maintaining official securities registers, that is, keeping the master lists of who owns a company's stock or bonds and updating the records whenever securities are bought, sold, transferred, or cancelled.
- Processing ownership transfer requests from one holder to another, by verifying that signatures, medallion guarantees, and legal documents are valid.
- Issuing and canceling certificates, both physical and electronic. For example, the *D*irect *R*egistration *S*ystem or *DRS*, is an electronic book-entry ownership system created by DTC[7].
- Handling corporate actions such as processing dividends, stock splits, mergers, spinoffs, proxy distributions, and other events, ensuring that shareholders receive their correct entitlements.
- Managing lost, stolen, or destroyed certificates, including replacing lost certificates, coordinating with insurers, and handling affidavits of loss.
- Supporting shareholder communications, including distribution of proxy materials and assisting with annual meetings and voting.
- Compliance with regulations, including SEC rules regarding recordkeeping, processing times, reporting, safeguarding data, and handling shareholder inquiries.

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[7] The Depository Trust Company was created in 1973 to reduce costs and provide clearing and settlement efficiencies for the securities industry by immobilizing physical securities and thereby facilitating "book-entry" changes to ownership. Currently, it retains custody of more than 1.4 million active issues valued at $87.1 trillion, including securities issued in the U.S. and more than 131 countries and territories. DTC is a limited-purpose trust company under New York State banking law, a member of the U.S. Federal Reserve System, and a registered clearing agency with the SEC.

We prioritize "book entry" electronic records, instead of printed stock certificates.

A key advantage of using a transfer agent for certain privately-held issuers is exemption from Section 12(g) of the Exchange Act. Section 12(g) requires an issuer with total assets of more than $10 million and a class of securities held of record by either 2,000 persons, or 500 persons who are not accredited investors, to register that class of securities with the SEC. However, securities issued pursuant to Reg CF are conditionally exempted from the record holder count under Section 12(g) if the following conditions are met:
- The issuer is current in its ongoing annual reports required pursuant to Reg CF,
- Has total assets as of the end of its last fiscal year of $25 million or less, and
- Has engaged the services of a transfer agent registered with the SEC.

Pricing of our transfer agent services is based on the total number of shareholders and involves an onboarding fee plus a monthly fee. Customers of SPCP will qualify for our lowest onboarding price, due to the easy import of the shareholder data.

Financial Technology

One of the key competitive advantages of the Silicon Prairie platform is our "private label" system that provides a complete branded "walled garden" experience for our clients and their investors. In fact, our engine is now being used by several other portal operators and broker-dealers. This, combined with our ability to disburse funds daily after a campaign reaches its minimum goal and as each investor signs or uploads their subscription agreements makes our platform among the most attractive options for deal flow management. In addition, we currently serve several angel investor groups, the largest of which is Seed Round Capital by hosting each group's offerings at a private web page on our system. For example, Seed Round Capital's is at https://dealmemo.vc

The Company provides ongoing, post-closing services to our clients. For example, we may take in large interest or dividend payments from an issuer and then allocate them *prorata* to the appropriate investors. We can also prepare and distribute investors' annual tax documents including K-1's and 1099s.

Once an issuer has raised funds through us we can offer other value-added services including capitalization table management services and our *MarketBuilder* reporting and disclosure services.

Sales & Marketing

The Company has considerable growth opportunities that are currently constrained by staffing levels. For example, we have a substantial flow of incoming potential issuers thanks to the use and utility of a social media marketing system we call *CrowdBuilder*. This product has been used by our founder to grow his personal network on LinkedIn from around 4,000 first-degree connections three years ago to over 35,000 followers today.

This system leverages a combination of technologies including LinkedIn Sales Navigator, a browser-side plugin (Dux-Soup), and a proprietary back-end process automation engine. *CrowdBuilder* finds people on LinkedIn that meet user-specified and targeted criteria, visits their profiles, and identifies an email address that may be used for soft outreach. The *CrowdBuilder* platform has been effective at lead generation, and management believes that we could significantly increase business volume with additional staff to service the leads.

We have made *CrowdBuilder* available to our clients to drive traffic to their offering pages on our platform. We can track page visitor metrics with a proprietary system named *Panopticon* that replicates much of Google Analytics for free.

In addition to issuers and investors seeking to raise capital or gain liquidity, we will also focus sales and marketing efforts on other transfer agents, portals, and broker-dealers. This target market has access to issuers who have previously raised capital under Reg A and Reg CF as well as having relationships with issuers that may be seeking liquidity for their securities.

Research & Development

The Company continues to improve the user interface ("UI"), user experience ("UX"), and functionality of its proprietary software to better serve both its own issuers and its software clients. In 2025, we devoted significant resources to developing a Word Press plugin version of our issuer landing page that leverages our *application programming interface* ("API") to communicate with our core portal. This design approach will allow our firm to scale up by distributing the front-end web traffic (and design) to client-managed cloud infrastructure. A live demonstration may be seen at https://sppx.wpengine.com/

The Company also plans to enhance its Alternative Trading System through an open API to encourage syndication.

Management believes that there is a significant opportunity to develop its own proprietary core banking engine to eventually replace the second largest expense every community bank has after payroll. It is expected that most of these tasks will be accomplished by independent contractors.

We are currently conducting ongoing research and development in fintech with a focus on bridging the gaps between legacy banking systems and distributed ledger technology.

SPHI has obtained the rights to use certain blockchain technology, source code, trademarks, and other intellectual property from the Strength in Numbers Foundation, including the crypto-currency blockchain 2GIVE, as well as the design for an identity and reputation blockchain, and the use of the trademark *KARMA* described as:

> *Business and market reputation management of a reputation index which is a score related to providing electronic transfer of a virtual currency for use by members of an on-line community via a global computer network for the purposes of voting via feedback on each other's contributions*

The Company has also developed a reference design and corresponding methods to deploy a new kind of blockchain based on poly-morphic principles (code named "MORPHO") that allows a distributed ledger to change its underlying data structures and smart contracts over time to react to real world events.

Our mobile application has been designed to support "market discovery" enabled in part by the geo-location capabilities available in most mobile phones that allows buyers and sellers to find each other to create a peer-to-peer exchange. Once a price has been agreed to by both parties, the seller can scan a barcode on the buyer's device and enter the price received while the buyer will also confirm the transaction details by digitally signing the lot and price paid. This information may then be transmitted to the blockchain network and if it meets the requirements of the smart contract rules, it is appended to the distributed ledger maintained by every participant in the network.

The Company has also developed the ability to place digital tokens on paper certificates using the same public key technology available on the mobile application. In this scenario, a seller could present a certificate to a buyer who may then scan a barcode that represents the public address of tokens offered and confirm that they still exists unspent on the blockchain. At this point, after price has been negotiated, the buyer may scan the private key of the certificate and import the tokens into their digital wallet or safe. Immediately transferring tokens to another public key owned by the buyer prevents a double-spend transaction, effectively voids the paper certificate, and assures security.

Competition

We operate in a highly competitive, highly regulated, and rapidly changing marketplace where we compete with a variety of organizations that offer the same or similar services that we do. However, few firms offer the same full slate of services to assist companies through the complete life cycle of capital raising through exit and liquidity, with many options and flexibility at each stage.

We believe that the principal competitive factors in the markets in which we compete include:
- Skills and capabilities of personnel,
- Technical and industry expertise,
- Innovative service and product offerings,
- Ability to add value and improve performance,
- Reputation and client references,
- Contractual terms, including competitive pricing,
- Ability to deliver results reliably and on a timely basis,
- Scope of services,
- Service delivery approach,
- Quality of services and solutions, and
- Availability of appropriate resources in key emerging markets.

Our experience leads us to believe that choice of service provider is a "consultative sales" influenced decision more so than a "price sensitive" one. Each portal operator is going to bring "a book of investors" over time that may have a perceived value depending on its ability to socialize new offerings to them. This however turns out to be somewhat of a false flag as nationally we now know that over 99% of investors show up to make one investment in an issuer that they "know, like, and trust" or know someone who does. Some offerings will attract additional investments through "found" or "paid" media.

We have believed since our founding that portal operations alone are not likely a viable business model and cannot not support more than a "skeleton crew". In fact, we have it on good evidence from financial disclosures from many of our competitors as well as from industry information that few if any funding portals are generating revenues in excess of costs, and we expect continued contraction in the space in the coming years.

We believe that our Investor Relations as a Service model is the long-term sustainable business that can actually be leveraged by other portals and broker-dealers thus becoming our customers for such services.

Lastly, our private execution ATS platform represents the greatest potential upside to our business as it provides a critical link to public markets and gives us the ability to earn commissions on every transaction again and again.

Intellectual Property

The Company has rights to certain trademarks, including *CrowdRate*, *Where Good Ideas Grow*, the FlowerBOT logo design, *KARMA*, *It's Better 2GIVE*, and *capsure*.

The Company has developed additional proprietary, unpatented software such as a portal and escrow management system; *CrowdBuilder*, a lead generation and campaign management tool; and *Gepetto*, an automated smart document and smart contract development system.

Personnel

The Company currently has no full-time employees other than its founder David V. Duccini and prefers to use the services of a variable number of independent contractors on a month-to-month basis as business needs dictate.

As of December 31, 2025, the Company used the services of 9 persons, including hourly workers and commissioned persons, virtually all of which work from home. The Company employs 3 persons in executive positions. Of its total headcount of 9, 7 are full-time and 2 are part-time and 5 are registered with FINRA and 4 are not.

To attract and retain qualified personnel, the Company uses a competitive compensation system featuring market-rate hourly wages and commissions. No employee benefits are available through or paid by the Company.

During the year ended March 31, 2025, it used 7 full-time and 2 part-time independent contractors in the states of Georgia, Florida, Minnesota, South Carolina, and Wisconsin.

Facilities

The Company's main office has been located in the Ivy League Building at 475 Cleveland Avenue North, Saint Paul, Minnesota 55104 since its inception. This centrally located building in the "Midway" area is conveniently located between the downtowns of Minneapolis and Saint Paul. There are number of universities nearby including University of St. Thomas which is within walking distance. The Company intends to relocate to a new facility at 2554 Rice Street, Little Canada, Minnesota 55113 in the first calendar quarter of 2026. The Company maintains private computer co-location services for its servers in Saint Paul and Saint Louis Park, Minnesota. Total rent expense was $24,928 and $29,050 for the years ended March 31, 2025 and 2024, respectively.

Regulatory Matters

The Company's business is subject to extensive and frequently changing federal, state, and local laws, rules, and regulations. The need to comply with new, evolving, or revised tax, environmental, safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations.

Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Litigation

The Company is not aware of any filed, threatened, or pending litigation against it nor is it engaged in any such actions against any other party.

DIRECTORS, OFFICERS & KEY PERSONNEL

SPHI is organized in Minnesota and elects "C-corporation" tax status under the Internal Revenue Code, as amended. The business of the Company is managed by a Board of Directors (the "Board") which currently has one (1) member, but which may be expanded in the future (each, a "Director"). Each Director has one vote in all matters that come before them and will hold office until the election and qualification of their successors. The Company's executive officers are appointed by the Board.

Directors, Officers & Key Employees & Independent Contractors

The following table lists our directors and Executive Officers as of December 31, 2025:

Name	Age	Positions with the Company
David V. Duccini	58	Founder, Chairman of the Board, President, CEO & CFO
Jade A. Barker	45	President, SPRT
Cedric M. Long	61	President, SPCP
Wiley H. Sharp III	69	Senior Investment Banker, SPCP
Allison Miettunen	40	Client Services & Operations Lead, SPHI
Hunter D. Brennan	28	Financial & Operations Principal, SPCP
Dylan Duncan	28	Capital Consultant, SPHI

David V. Duccini founded SPHI in January 2017. Mr. Duccini leads our software engineering effort and has developed some of the most sophisticated technology in the industry. His intellectual property contributions are one of the firm's core "unfair competitive advantages".

In 1989, he co-founded BackPack Software, Inc., which grew to become a large regional internet service provider ("ISP") through organic growth and eight M&A transactions. Mr. Duccini served as the company's Managing Director from its foundation until it sold its ISP operations in 2008 but retained its systems engineering and information security consulting and architectural services business, serving companies such as Best Buy, Target, Wells Fargo, Boston Scientific, Xcel Energy, and Blue Cross Blue Shield of Minnesota.

In 2010, Mr. Duccini became interested in blockchain and cryptocurrency after reading Satoshi Nakamoto's bitcoin whitepaper. He started mining bitcoin, helped build the third largest mining pool (ozco.in), and subsequently launched a patent-pending screen-saver mining system named "doabitofgood.com". The system linked non-profit animal rescue organizations with donors to help create donations and find homes for adoptable pets. In 2014, he established the *Strength in Numbers Foundation* and has served as its Executive Director since then. The organization is a non-profit digital trust that is currently home to the 2GIVE cryptocurrency project as well as IDCoins, an identity and reputation blockchain concept which will be branded under the "*KARMA*" trademark.

He earned an MBA from the Carlson School of Management at the University of Minnesota in 2009 and a MSc in software engineering from the University of Saint Thomas, Saint Paul, Minnesota in 1999. He currently holds Series 24 (General Securities Principal), Series 82 (Limited Representative – Private Securities), Series 79 (Investment Banking Representative), and Series 63 (Uniform State Securities Law) FINRA licenses.

Jade A. Barker, President of Silicon Prairie Registrar and Transfer, began working with Mr. Duccini in October 2015 and was involved with the founding of the Company. She chairs a blockchain standards subcommittee for the Securities Transfer Association, the trade group for transfer agents. Jade is a compliance expert and has revised SPCP's Written Supervisory Procedures including the firm's Anti-Money Laundering, Bank Secrecy Act, and Customer Information programs. Previously she had experience in science and technology roles and as a startup entrepreneur.

Cedric M. Long, President of Silicon Prairie Capital Partners, joined the Company in January 2021 shortly after the acquisition of Witherspoon Capital Partners in August 2020. He manages portal based private placements represented by SPCP under Regs D and A, as well as the firm's private investment banking transactions representing companies in institutional capital raising and M&A. Prior to joining SPCP, he served as President of Allison-Williams Company, an institutional investment banking firm and member of FINRA, where he oversaw all trading and banking lines of business and was directly involved in representing companies in all industries in investment banking transactions with institutional investors. He has served in several leadership roles in non-profit organizations including Board Chair at Community Dental Care and Investment Committee Chair for the Bethel University Foundation.

He earned a BA *cum laude* in accounting and finance from Bethel University in 1987 and an MBA in finance from the Carlson School at the University of Minnesota in 1990. He earned his Chartered Financial Analyst (CFA) designation in 1995 and currently holds Series 24 (General Securities Principal), Series 7 (General Securities Representative), Series 79 (Investment Banking Representative), Series 99 (Operations Principal), and Series 63 (Uniform State Securities Law) securities licenses

Wiley H. Sharp III has been a Senior Investment Banker with Silicon Prairie since May 2023 and is also the Managing Partner of Altus Financial Group LLC, a financial consulting firm he founded in 2005. Mr. Sharp has served as CFO, Treasurer, or VP-Finance for start-up and established companies in the food, energy, financial services, manufacturing, and retail industries and has been in the financial advisory and investment banking business for much of his career. His prior employers include Lafayette Bay Advisors LLC, Windward Mark LLC, The trū Shrimp Company, Clifton Larson Allen, Aspirity Holdings (formerly Twin Cities Power Holdings), Christopher & Banks Corporation, Dain Bosworth, Miller & Schroeder Financial, United Market Services Company, Damark International, Martinson & Company, and Marshall Investments. He is a member of the board of directors of Kadance Corporation and has also served in similar roles in non-profit organizations including Trinity Episcopal Church, Amesbury Homeowners Association, and Minnetonka Public Schools.

He graduated from Tulane University in 1979 with a BS in management. He currently holds Series 7 (General Securities Representative) and Series 63 (Uniform State Securities Law) FINRA licenses.

Allison Miettunen serves as the Company's Client Services & Operations Lead, responsible for developing and managing the operational systems, issuer workflows, and client-service infrastructure that support and extend the online platform. She guides cross-functional processes that align issuer onboarding, campaign execution, and compliance readiness, ensuring consistent service delivery and operational integrity across the organization. She has been instrumental in helping to design and implement the Company's client onboarding systems, regulatory compliance workflows, and operational processes that support the organization's day-to-day functions. Ms. Miettunen has more than a decade of experience in financial technology, marketing operations, and client services. Her prior work includes leadership and consulting roles with fintech and martech startups where she developed go-to-market systems, CRM automations, and customer experience frameworks for high-growth environments. She previously held marketing and operations management positions with Sezzle, SpotOn Transact, and other technology firms contributing to scalable infrastructure and compliance-driven process design.

She has passed the Securities Industry Essentials (SIE) and Series 63 (Uniform State Securities Law) examinations. She earned her BS in international business from Barry University in 2008.

Hunter D. Brennan has served as Financial & Operations Principal for SPCP since June 2021. He began his career at SPHI in May 2018 as an Intern and transitioned to a full-time role as a Financial Analyst upon earning his degree. In his current role, Hunter oversees quarterly and annual financial reporting to FINRA, manages daily accounting operations, and ensures that SPCP's financial records remain fully compliant with regulatory standards. He also serves on SPCP's Investment Banking team.

In addition to his work at the Company, Mr. Brennan has served in the Georgia Air National Guard since July 2020 as a Special Warfare Airman with the rank of Staff Sergeant (E-5). His Air Force Specialty Code is 1Z3X1 - Tactical Air Control Party, abbreviated as "TACP". TACPs are aligned with conventional, Special Operation Forces, and Tier 1 combat maneuver units and provide precision terminal attack control and guidance to fixed- and rotary-wing close air support aircraft, artillery, and naval gunfire, establish and maintain command and control communications, and advise ground commanders on the best use of air power. Most recently, he completed a nine-month deployment to the Middle East in July 2025.

He earned a BA in economics from St. Cloud State University in December 2019. He currently holds Series 28 (Introducing Broker Financial & Operations Principal), Series 7 (General Securities Representative), Series 82 (Limited Representative – Private Securities), and Series 63 (Uniform State Securities Law) FINRA licenses.

Dylan Duncan has served as a Capital Consultant for SPCP since April 2023. He manages the online capital formation sales pipeline, identifying qualified prospects, presenting the Company's capabilities, and guiding issuer personnel through the decision-making process as they move from initial interest to signed engagement to offering launch. From August 2020 to October 2022, Mr. Duncan was employed by The Norstar Group LLC, an Edina, Minnesota-based consulting and private investment firm, lastly as Managing Partner. While at Norstar, he worked as a Fund Manager and as a Fractional COO for blockchain and precious metals startups.

He graduated from North Central University in May 2022 with a BS degree in entrepreneurship. While there, he founded and operated a business that sold and shipped organic cannabidiol from Colorado.

Compensation Policies

The Company currently has no full-time employees but rather uses the services of a variable number of independent contractors on a month-to-month basis as business needs dictate. Overall, personnel are compensated on an individual basis using various combinations of commission and fee shares, consulting payments, and equity grants.

As of December 31, 2025, the Company used the services of 9 persons, including hourly workers and commissioned persons, virtually all of which work from home. The Company employs 3 persons in executive positions. Of its total headcount of 9, 7 are full-time and 2 are part-time and 5 are registered with FINRA and 4 are not. During the year ended March 31, 2025, it used 7 full-time and 2 part-time independent contractors in the states of Georgia, Florida, Minnesota, South Carolina, and Wisconsin.

For the years ended March 31, 2025 and 2024, the Company paid $308,150 and $32,819, respectively, for the benefit of its independent contractors and owner. The Company does not offer any medical or dental insurance benefits or pension, retirement, profit sharing, or deferred compensation plans at this time.

Director Compensation

Directors receive no cash compensation.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements," we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Equity Incentive Plan

On November 3, 2025, the Company reserved 15,000,000 shares of its Common Stock for issuance pursuant to an equity incentive plan, the specific terms and conditions of which are yet to be determined (the "Plan").

Prior to the creation of the Plan, the Company had granted options expiring March 1, 2027 to purchase 2,800,000 Common Shares at $0.10 per share.

Employment Agreements

Post-funding, the Company anticipates entering into employment or independent contractor agreements with certain officers and advisors.

Limitation on Liability & Indemnification

The Company has adopted provisions in its Certificate of Incorporation, Articles, and Bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under Minnesota laws. Under the Company's Certificate of Incorporation, and as permitted under such laws, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

There is no pending litigation or proceeding involving a director, officer, or agent of the Company where indemnification will be required or permitted.

CAPITALIZATION & OWNERSHIP

Capitalization

The Company is a Minnesota corporation organized on January 19, 2017 and is governed by the terms and conditions of its Certificate of Incorporation, Articles, and Bylaws.

Effective November 3, 2025, the Company amended its certificate of incorporation to increase its authorized capital stock from 10,000,000 shares up to 100,000,000 shares, 1,000,000 of which were designated as Common Stock.

The remaining authorized shares are undesignated as to class or series, and the Board of Directors is authorized, subject to the provisions of the articles of incorporation and applicable law, to establish, from time to time, by resolution duly adopted and filed as required by law, one or more classes or series of shares out of the undesignated shares, and to fix the designations, preferences, limitations, and relative rights of such classes or series.

Pursuant to a resolution effective November 3, 2025, the Company designated an additional 74,000,000 shares of its capital stock as Common Stock, leaving the remaining shares undesignated.

Effective as of the same date, three classes of common stock were created – Class A Super Voting Common Stock (the "Class A Common"), Class B Voting Common Stock (the "Class B Common"), and Class C Non-Voting Common Stock (the "Class C Common"). Holders of Class A and Class B Common shares are entitled to five votes and one vote, respectively, on any matter submitted to a vote of the stockholders. Each Class A share shall be convertible into one Class B share at the option of the holder and automatically converted into one Class B share upon the closing of the Company's first priced equity financing. Class C shares are not entitled to vote.

Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

Effective November 3, 2025, the Company split its issued and outstanding common stock (1,000,000 shares, pre-split) and options (280,000 shares, pre-split) on a 10-for-1 basis. On the same date, the Company designated the issued and outstanding voting common shares as Class A Common and the common shares underlying the options as Class B Common, resulting in 12,800,000 common-equivalent shares outstanding.

As of the date hereof, the Company had no outstanding debt. As of the same date, the Company's authorized capital stock is as follows:

Security	Shares authorized	Shares issued & outstanding	Voting rights	Other rights
Common Stock	75,000,000		note 1	
Class A Super Voting Common Stock	tbd	10,000,000	note 2	note 5
Class B Voting Common Stock	tbd	--	note 3	
Class C Non-Voting Common Stock	tbd	--	note 4	
Undesignated	25,000,000	none	note 6	note 6

Notes

1 Pursuant to Minnesota Statutes Section 302A.137, holders of the Company's Common Stock have the following *statutory voting rights* and are entitled to vote on a proposed amendment, whether or not entitled to vote thereon by the provisions of the Company's Articles, if the amendment would:
   (a) Effect an exchange, reclassification, or cancellation of all or part of the class, or effect a combination of outstanding shares into a lesser number of shares where each other class is not subject to a similar combination,
   (b) Effect an exchange, or create a right of exchange, of all or any part of another class or series for the shares of the class,
   (c) Change the rights or preferences of the class,
   (d) Create a new class or series having rights and preferences prior and superior to the class, or increase the rights, preferences, or number of authorized shares of a class or series having rights and preferences prior or superior to the shares of that class or series,
   (e) Divide the shares into series and determine the designation of each series and the variations in the relative rights and preferences between the shares of each series, or authorize the board to do so,
   (f) Limit or deny any existing preemptive rights of the shares of the class, or
   (g) Cancel or otherwise affect distributions on the shares of the class that have accrued but have not been declared.

2 In addition to the statutory voting rights described above, holders of the Company's Class A Super Voting Common Stock are entitled to five (5) votes for each share held at all shareholder meetings and written actions in lieu thereof, including electing the Company's Board of Directors.

3 In addition to the statutory voting rights described above, holders of the Company's Class B Voting Common Stock are entitled to one (1) vote for each share held at all shareholder meetings and written actions in lieu thereof, including electing the Company's Board of Directors.

4 Except for the statutory voting rights described above, holders of the Company's Class C Non-Voting Common Stock are not entitled to vote on any matters submitted to shareholders, including electing the Company's Board of Directors.

5 Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

6 From time to time, certificates of designation that set forth the seniority, voting, and other rights and privileges of one or more series or classes of the currently undesignated capital stock will be filed with the Minnesota Secretary of State immediately prior to the initial closing or completion of an offering.

As of the date hereof, the Company has reserved shares of its Common Stock for issuance upon exercise or conversion as follows:

Class of Security	Authorized or reserved	Granted or issued	Remaining reserve
SAFEs and SAFE+Rs	na	none	na
Warrants	na	none	na
Options (note 1)	17,800,000	2,800,000	15,000,000

Notes

1 On November 3, 2025, the Company reserved 15,000,000 shares of its Common Stock for issuance pursuant to an equity incentive plan, the specific terms and conditions of which are yet to be determined (the "Plan"). As of the date hereof, no grants for shares under the Plan have been made. Prior to the creation of the Plan, the Company had granted options to three persons expiring March 1, 2027 to purchase 2,800,000 Common Shares at $0.10 per share.

The following table summarizes the equity capitalization of the Company as of the date indicated.

Equity Capitalization at December 31, 2025					
Holder	Shares	Percent	Price/share	Dollars	Percent
Common Stock					
Class A Super Voting					
David Duccini......................................	10,000,000	100.00%	$ 0.0020	$ 20,000	100.00%
Class B Voting					
Other...	-	0.00%	na	-	0.00%
Class C Non-Voting					
Other...	-	0.00%	na	-	0.00%
Total.....................................	10,000,000	100.00%	$ 0.0020	$ 20,000	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company as of the date indicated.

Fully Diluted Ownership as of December 31, 2025						
	Common Stock (note 1)		Common equivalents (note 2)		Fully diluted	
Holder	Shares	Percent	Shares	Percent	Shares	Percent
Founder						
Class A Super Voting						
David V. Duccini..............................	10,000,000	100.00%	-	0.00%	10,000,000	67.80%
Class B Voting						
David V. Duccini						
Series A SAFEs.............................	-	0.00%	115,200	2.43%	115,200	0.78%
Series B SAFEs.............................	-	0.00%	229,376	4.83%	229,376	1.56%
Series A SAFE+Rs.........................	-	0.00%	92	0.00%	92	0.00%
Subtotal..	10,000,000	100.00%	344,668	7.26%	10,344,668	70.14%
Other Investors						
SAFEs & SAFE+Rs (note 3)						
Series A SAFEs...............................	-	0.00%	185,344	3.90%	185,344	1.26%
Series B SAFEs...............................	-	0.00%	121,404	2.56%	121,404	0.82%
Series MV SAFEs.............................	-	0.00%	1,152,263	24.26%	1,152,263	7.81%
Series T SAFEs...............................	-	0.00%	32,263	0.68%	32,263	0.22%
Series A SAFE+Rs...........................	-	0.00%	113,013	2.38%	113,013	0.77%
Convertibles	-	0.00%	-	0.00%	-	0.00%
Options	-	0.00%	2,800,000	58.96%	2,800,000	18.98%
Warrants	-	0.00%	-	0.00%	-	0.00%
Subtotal..	-	0.00%	4,404,287	92.74%	4,404,287	29.86%
Total...	10,000,000	100.00%	4,748,955	100.00%	14,748,955	100.00%

Notes

1 Effective November 3, 2025, the Company amended its certificate of incorporation to increase its authorized capital stock from 10,000,000 shares up to 100,000,000 shares, 1,000,000 of which were designated as Common Stock. Pursuant to a resolution effective November 3, 2025, the Company designated an additional 74,000,000 shares of its capital stock as Common Stock, leaving the remaining shares undesignated. Effective as of the same date, two classes of common stock were created – Class A Super Voting Common Stock and Class B Voting Common Stock. Holders of Class A and Class B Common shares are entitled to five votes and one vote, respectively, on any matter submitted to a vote of the stockholders. Each Class A share shall be convertible into one Class B share at the option of the holder and automatically converted into one Class B share upon the closing of the Company's first priced equity financing. Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

2   A *common equivalent* security, also known as a common-equivalent, is a financial instrument that can be converted into, or has the characteristics of, common stock. These instruments may include SAFEs and SAFE+Rs, convertible bonds, convertible preferred stock, stock options granted by the company ("options"), common stock purchase warrants ("warrants"), and other securities that have the potential to be converted into the common shares of a company. Common equivalents are important because they can dilute the ownership percentage of existing shareholders when converted into common stock. Further, common equivalents are also considered when calculating diluted earnings per share. Fully diluted EPS reflects the potential decrease in earnings per share if all common equivalents were exercised or converted into common stock.

      In the Company's case, it has no convertibles or warrants outstanding and but does have 2,800,000 options outstanding at an exercise price of $0.10 per share, expiring February 28, 2027.

3   As of the date hereof, assuming a qualified financing of $5,000,000 at $1.36/share, pre-money fully diluted shares outstanding of 12,800,000, and a post-money valuation of $25,000,000, the outstanding SAFEs and SAFE+Rs would convert into 1,948,955 shares of common stock. The conversion price of the Series A and B SAFEs is $0.78/share while that for the Series MV, Series T, and Series A SAFE+Rs is $1.08/share.

Control

The following table sets forth information concerning the *beneficial ownership*[8] of our Common Stock as of the date hereof for:
- Each director,
- Each holder of 5% or more,
- Our officers as set forth in the Management section, and
- The directors and officers as a group.

---

[8]   In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act, a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) *voting power* which includes the power to vote, or to direct the voting of, such security; or 2) *investment power* which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person.

      Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement.

      Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name and Positions of Beneficial Owner	Common stock	Percent of shares issued & outstanding	SAFEs & common-equivalents (note 1)	Percent of fully diluted shares outstanding
David V. Duccini…………………………………………………… Founder, Chairman of the Board, President, CEO & CFO	10,000,000	100.00%	344,668	71.82%
Cedric M. Long…………………………………………………… President of SPCP	-	0.00%	27,654	0.19%
Jade Barker…………………………………………………… President of SPRT	-	0.00%	20,864	0.14%
Strength in Numbers Foundation (note 2)…………………… 5+% Holder	-	0.00%	2,500,000	20.41%
All directors & officers as a group (3 persons)………………………………………………	10,000,000	100.00%	393,186	72.40%

Notes

1   Although SAFEs and SAFE+Rs do not fit the requirements of the beneficial ownership definition since conversion to common stock is outside of the investor's control, they are common-equivalents and are therefore included in the table.

2   The Executive Director of the Strength in Numbers Foundation is David V. Duccini, the Company's Founder, Chairman of the Board, President, CEO, CFO, and controlling shareholder. Jade Barker, President of SPRT, serves as the Foundation's Principal Analyst.

Equity Incentive Plan

SPHI desires to attract and retain the best available talent and to encourage the highest levels of performance. To this end, the Company has reserved 15,000,000 shares of common stock for issuance pursuant to an Equity Incentive Plan. The plan is intended to contribute significantly to the attainment of these objectives by affording eligible employees and independent contractors the opportunity to acquire a proprietary interest in the Company through the grant of stock options, restricted shares, and stock appreciation rights. For purposes of the plan, the term "independent contractors" shall include consultants, advisors, and non-employee directors of the Company.

Previous Exempt Offerings

Listed below are the exempt offerings conducted by the Company from inception to the date hereof.

Offering name	Offering dates	Security type	Use of proceeds	Exemption from registration	Money raised
Series T SAFEs	Closing *ongoing* Opening *Apr 8, 2024*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Team member compensation	Rule 701	$35,000
Series A SAFE+Rs	Closing *Jul 25, 2024* Opening *Jun 25, 2024*	SAFE+R with post-money valuation cap of $25m, discount rate of 20%, and 36 mo redemption option	General corporate purposes	existing investors	$122,700
Series MV SAFEs	Closing *Sep 29, 2021*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Consideration for acquisition of Miventure	Section 4(a)(2)	$1,250,000
Series B SAFEs	Closing *Jan 15, 2021* Opening *Jan 15, 2020*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	existing investors	$274,047
Series A SAFEs	Closing *Feb 16, 2018* Opening *Feb 16, 2017*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	Mnvest	$234,800
Founder's round	Closing *Jan 19, 2017*	1,000,000 shares Common Stock at $0.01/shr par value	Founders' stock	Rule 701	$20,000

Previous SEC Filings

The Company has not made any financing-related filings with the SEC to date.

FINANCIAL INFORMATION

Material Changes & Other Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations

The following table sets forth selected financial data for the periods indicated.

In dollars unless otherwise indicated	Dollars		Percent of total revenues		Change	
	2025	2024	2025	2024	Dollars	Percent
Revenues						
Advisory fees......................................	$ 124,400	$ 46,000	25.8%	17.6%	78,400	170.4%
Commissions.......................................	3,325	3,250	0.7%	1.2%	75	2.3%
Service fees..	354,510	210,115	73.5%	80.2%	144,395	68.7%
Other..	-	2,500	0.0%	1.0%	(2,500)	-100.0%
Total...	482,235	261,865	100.0%	100.0%	220,370	84.2%
Operating expenses						
Advertising & marketing........................	7,018	7,502	1.5%	2.9%	(484)	-6.4%
Automobile..	-	-	0.0%	0.0%	-	na
Bad debt...	10,000	-	2.1%	0.0%	10,000	na
Bank charges & fees............................	10,151	21,646	2.1%	8.3%	(11,495)	-53.1%
Business licenses & permits..................	553	-	0.1%	0.0%	553	na
Insurance..	4,334	-	0.9%	0.0%	4,334	na
Meals & entertainment.........................	5,556	4,866	1.2%	1.9%	690	14.2%
Miscellaneous & other..........................	65,668	42,450	13.6%	16.2%	23,218	54.7%
Office supplies & services....................	5,405	1,036	1.1%	0.4%	4,369	421.8%
Personnel - independent contractors.....	277,321	17,789	57.5%	6.8%	259,533	1459.0%
Personnel - owner...............................	30,429	15,030	6.3%	5.7%	15,399	102.5%
Personnel - stock options.....................	-	-	0.0%	0.0%	-	na
Professional fees - accounting..............	13,462	10,291	2.8%	3.9%	3,171	30.8%
Professional fees - consulting...............	36,122	21,266	7.5%	8.1%	14,856	69.9%
Professional fees - legal.......................	10,000	1,190	2.1%	0.5%	8,810	740.3%
Regulatory fees...................................	21,159	12,160	4.4%	4.6%	8,999	74.0%
Rents & leases....................................	25,026	29,050	5.2%	11.1%	(4,024)	-13.9%
Repairs & maintenance.........................	-	-	0.0%	0.0%	-	na
Small equipment..................................	4,624	3,910	1.0%	1.5%	714	18.3%
Subscriptions - research.......................	11,197	28,379	2.3%	10.8%	(17,182)	-60.5%
Subscriptions - software.......................	47,806	15,665	9.9%	6.0%	32,142	205.2%
Telecommunications.............................	6,392	2,344	1.3%	0.9%	4,048	172.7%
Travel...	22,410	5,955	4.6%	2.3%	16,455	276.3%
Utilities..	9,055	12,178	1.9%	4.7%	(3,123)	-25.6%
Depreciation.......................................	-	-	0.0%	0.0%	-	na
Amortization.......................................	72,400	72,400	15.0%	27.6%	-	0.0%
Total operating expenses.................	696,088	325,107	144.3%	124.2%	370,981	114.1%
Operating income (loss)...............	(213,853)	(63,242)	-44.3%	-24.2%	(150,611)	238.2%
Other (income) expense						
Interest income..................................	(897)	(222)	-0.2%	-0.1%	(675)	304.1%
Unrealized gains.................................	(17,566)	-	-3.6%	0.0%	(17,566)	na
Other (income) expense, net.............	(18,463)	(222)	-3.8%	-0.1%	(18,241)	8216.4%
Pre-tax income (loss)...................	(195,390)	(63,020)	-40.5%	-24.1%	(132,370)	210.0%
Provision for income taxes...................	-	-	0.0%	0.0%	-	na
Net income (loss).........................	(195,390)	(63,020)	-40.5%	-24.1%	(132,370)	210.0%

For the years ended March 31,

- For the years ended March 31, 2025 and 2024, total revenue was $482,000 and $262,000, respectively, an increase of $220,000 or 84.2%. The increase was driven by a 170.4% increase in advisory fees and a 68.7% increase in service fees, partially offset by a decline in other revenue to zero. In 2025, advisory fees, commissions, service fees, and other revenues accounted for 25.8%, 0.7%, 73.5%, and 0.0% of total revenues, respectively, compared to 17.6%, 1.2%, 80.2%, and 1.0% in 2024.

- For 2025, total operating expenses increased to $696,000, up $371,000 from $325,000 in fiscal 2024. $260,000 or 70% of the increase was driven by higher personnel expense tied to the greater volume of business.

- The operating loss for 2025 was $214,000 compared to a loss of $63,000 for 2024, an increase of $150,000. Operating margin also decreased to -44.3% compared to -24.2% for 2024, an increase of 238%.

- The net loss for 2025 was $195,000 compared to a loss of $63,000 for fiscal 2024, an increase of $132,000. Net margin decreased to -40.5% from -24.1% for 2024.

- For the years ended March 31, 2025 and 2024, the Company paid no federal or state income taxes, due principally to operating losses and tax loss carry forwards.

Liquidity & Capital Resources

The following table is presented as a measure of our liquidity and capital resources as of the dates indicated, including "total liquid assets", which is a non-GAAP measure:

	At March 31,					
	Dollars		Percent of total assets		Change	
In dollars unless otherwise indicated	2025	2024	2025	2024	Dollars	Percent
Liquidity						
Cash..	$ 73,134	$ 45,763	3.7%	4.0%	$ 27,371	59.8%
Accounts receivable..................................	76,123	25,623	3.9%	2.2%	50,500	197.1%
Liquid assets..	149,257	71,386	7.6%	6.3%	77,871	109.1%
Total assets..	$ 1,954,550	$ 1,140,386	100.0%	100.0%	$ 814,164	71.4%
Capital Resources						
Revolver..	$ -	$ -	0.0%	0.0%	$ -	na
Lease liabilities..	43,130	-	2.4%	0.0%	43,130	na
Senior term debt.......................................	-	-	0.0%	0.0%	-	na
SAFERs..	122,700	-	7.0%	0.0%	122,700	na
Total long term liabilities......................	165,830	-	9.4%	0.0%	165,830	na
SAFEs...	1,788,847	1,758,847	101.4%	177.8%	30,000	1.7%
Common Stock..	10,000	10,000	0.6%	1.0%	-	0.0%
Additional paid-in capital.........................	1,145,940	372,410	65.0%	37.6%	773,530	207.7%
Retained earnings (deficit)...…...............	(1,346,871)	(1,151,939)	-76.4%	-116.4%	(194,932)	16.9%
Total equity..	1,597,916	989,318	90.6%	100.0%	608,598	61.5%
Total capital...	$ 1,763,746	$ 989,318	100.0%	100.0%	$ 774,428	78.3%

- The cash balance at March 31, 2025 increased to $73,000 (3.9% of total assets) from $46,000 (4.0% of total assets) as of the same date in 2024, up $27,000 or 59.8%, due principally to increased business activity.

- As of year-end 2025 and 2024, total debt and long-term lease liabilities was $43,000 and $0 or 2.4% and 0.0% of total capital, respectively. SAFE+Rs increased to $123,000 or 7.0% of total capital as of year-end 2025, compared to $0 as of March 31, 2024.

- As of March 31, 2025, total equity was $1,598,000 (90.6% of total capital), up $609,000 or 61.5% from $989,000 (100.0% of total capital) on March 31, 2024, due principally to an increase in paid-in capital of $774,000, partially offset by the net loss.

Cash Flow

The table below summarizes our primary sources and uses of cash for the years ended March 31, 2025 and 2024 as derived from the statements of cash flows included in this report.

| | For the years ended March 31, | | | | | |
| | Dollars | | Percent of net cash flow | | Change | |
In dollars unless otherwise indicated	2025	2024	2025	2024	Dollars	Percent
Cash Flow Data						
Cash from (for):						
Operating activities................................	$ (172,948)	$ (12,120)	-631.9%	-274.8%	$ (160,828)	1327.0%
Investment activities.............................	(742,940)	-	-2714.3%	0.0%	(742,940)	na
Financing activities................................	943,259	16,531	3446.2%	374.8%	926,728	5606.0%
Net cash flow..	$ 27,371	$ 4,411	100.0%	100.0%	$ 22,960	520.5%
Cash						
Start of period..	$ 45,763	$ 41,352	167.2%	937.5%	$ 4,411	10.7%
Increase (decrease)..................................	27,371	4,411	100.0%	100.0%	22,960	520.5%
End of period..	$ 73,134	$ 45,763	267.2%	1037.5%	$ 27,371	59.8%

Cash used in operations for fiscal 2025 totaled $173,000, the largest component of which was the net loss of $195,000. Accounts receivable also increased by $51,000. The largest sources of cash from operations during 2025 was $72,000 of amortization. During 2024, we used $12,000 of net cash for operations, consisting principally of a net loss of $63,000 and an investment in accounts receivable of $22,000, offset by amortization of $72,000.

During 2025, cash for investments totaled $743,000, consisting primarily of an investment in, and unrealized gain on, cryptocurrencies. No cash was used for investment activities in 2024.

With respect to financing, in 2025 we raised $943,000, principally from the contribution by our sole stockholder of additional paid-in capital of $774,000, the sale of $123,000 of SAFE+Rs, the sale of $30,000 of SAFEs, and an increase in amounts due to a related party of $17,000. During 2024, we generated net cash from financing of $17,000, principally from the contribution of additional paid-in capital.

The decision to pay dividends to holders of our common stock is at the discretion of our Board and depends on various factors, including our results of operations, financial condition, capital requirements, contractual restrictions, outstanding indebtedness, investment opportunities, and other factors considered by the Board to be relevant. In addition, agreements governing our debt may also limit the payment of dividends. Since its inception, the Company has paid no dividends to common shareholders.

It is important to note that the payment of dividends by SPCP, our broker-dealer subsidiary, to SPHI, is subject to certain restrictions. SPCP is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires broker-dealers that do not carry customer accounts and do not hold customer funds or securities to maintain minimum net capital of $5,000. The rule prohibits the payment of dividends, distributions, or other withdrawals of equity capital if such payments would result in the Company's net capital falling below the required minimum.

In addition, pursuant to FINRA Rule 4110, SPCP is required to provide prior written notice to FINRA for certain equity withdrawals, including dividends and distributions, as defined by the rule. Certain withdrawals may be subject to FINRA review or approval.

As of December 31, 2025 and March 31, 2025 and 2024, SPCP complied with its minimum net capital requirement of $5,000 and had excess net capital of $10,694, $17,874, and $15,284, respectively.

Other than indicated above in "*Use of Proceeds*", the Company does not intend to make any material capital expenditures in the next 12 months.

We regularly evaluate sources of debt financing and equity capital to meet our funding needs. However, there can be no assurance that these efforts will prove to be successful.

Non-GAAP Financial Measures

Our communications may include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position, or cash flows that excludes, or includes, amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP.

Non-GAAP financial measures utilized by us include "EBITDA" and "total liquid assets". The most comparable GAAP measures are operating income and total current assets. We believe that these non-GAAP financial measures provide useful information and enable analysts to compare our ongoing financial performance more accurately over the periods presented.

RELATED PARTY TRANSACTIONS & CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Account Payable

Related person/entity	David V Duccini
Relationship to the Company	Founder & CEO
Total amount of money involved	Up to $200,000.00
Description of the transaction	From time to time, Mr. Duccini has paid various expenses on behalf of the Company and is entitled to reimbursement for such.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David V Duccini
David V Duccini
Founder and CEO
February 28, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David V Duccini
David V Duccini
Founder and CEO
February 28, 2026

I, David V Duccini, being the founder of Silicon Prairie Holdings, Inc, a Corporation (the "Company"), hereby certify as of this date that:
(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of March 31, 2025 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended March 31, 2025, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and
(ii) while the Company has not yet filed tax returns for the year ending March 31, 2025, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/David V Duccini
David V Duccini
Founder and CEO
February 28, 2026



SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

YEARS ENDED MARCH 31, 2025 & 2024

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

Independent Accountant's Review Report

To: Silicon Prairie Holdings Inc. Management

We have reviewed the accompanying financial statements of Silicon Prairie Holdings Inc. (the Company) which comprise the consolidated balance sheets as of March 31, 2025 & 2024 and the related consolidated statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The financial statements provided have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 3. Our opinion is not modified with respect to the matter.

Other Matter
The accompanying detailed consolidating information by entity is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information is the responsibility of management. The information has not been subjected to the review procedures applied in our review of the basic consolidated financial statements, and we have not audited or reviewed such information; accordingly, we do not express an opinion, a conclusion, nor provide any assurance on it.

RNB Capital LLC

Tamarac, FL
January 22, 2026

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	At March 31, 2025	At March 31, 2024
Assets		
Current assets		
Cash and cash equivalents…..…	$ 73,134	$ 45,763
Accounts receivable, net…...	76,123	25,623
Total current assets…...	149,257	71,386
Non-current assets		
Intangible assets, net…...	132,600	205,000
Goodwill…...	864,000	864,000
Cryptocurrencies…...	742,940	-
Right of use assets…...	65,753	-
Total non-current assets…...	1,805,293	1,069,000
Total assets…...	$ 1,954,550	$ 1,140,386
Liabilities & Stockholders' Equity		
Current liabilities		
Lease liabilities, short term…...	$ 22,707	$ -
Due to related party…...	168,097	151,068
Total current liabilities…...	190,804	151,068
Non-current liabilities		
Lease liabilities, long term…...	43,130	-
SAFERs…...	122,700	-
Total non-current liabilities…...	165,830	-
Total liabilities…...	356,634	151,068
Stockholders' equity		
SAFEs…...	1,788,847	1,758,847
Common Stock		
1,000,000 shares issued & outstanding, par value of $0.01 per share…...................	10,000	10,000
Additional paid-in capital…...	1,316,740	543,210
Retained earnings (deficit)…...	(1,517,671)	(1,322,739)
Total stockholders' equity…...	1,597,916	989,318
Total liabilities & stockholders' equity…...	$ 1,954,550	$ 1,140,386

See Accompanying Notes to these Unaudited Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Years ended March 31,	
	2025	**2024**
Service revenues	$ 482,235	$ 261,865
Costs of services	-	-
Gross profit	482,235	261,865
Operating expenses		
Advertising & marketing	7,018	7,502
General & administrative	249,336	179,639
Personnel	307,750	32,819
Legal & professional	59,584	32,747
Amortization	72,400	72,400
Total operating expenses	696,088	325,107
Operating income (loss)	(213,853)	(63,242)
Other income		
Interest income	(897)	(222)
Unrealized gains	(17,566)	-
Other (income) expense, net	(18,463)	(222)
Pre-tax income (loss)	(195,390)	(63,020)
Incme tax expense (benefit)	-	-
Net income (loss)	$ (195,390)	$ (63,020)

See Accompanying Notes to these Unaudited Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

	SAFEs	Common Stock Shares	Amount	Additional paid-in capital	Accumu-lated deficit	Total stockholders' equity
Balances at April 1, 2023............................	$ 1,758,847	1,000,000	$ 10,000	$ 528,839	$(1,259,719)	$ 1,037,967
Additional paid-in capital...........	-	-	-	14,371	-	14,371
Net income (loss)......................	-	-	-	-	(63,020)	(63,020)
Balances at March 31, 2024........................	$ 1,758,847	1,000,000	$ 10,000	$ 543,210	$(1,322,739)	$ 989,318
SAFEs.......................................	30,000	-	-	-	-	30,000
Additional paid-in capital...........	-	-	-	773,530	-	773,530
Prior period adjustments.............	-	-	-	-	458	458
Net income (loss)......................	-	-	-	-	(195,390)	(195,390)
Balances at March 31, 2025........................	$ 1,788,847	1,000,000	$ 10,000	$ 1,316,740	$(1,517,671)	$ 1,597,916

See Accompanying Notes to these Unaudited Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

| | Years ended March 31, | |
	2025	2024
Cash flows from operating activities		
Net income (loss).. $	(195,390) $	(63,020)
Adjustments to reconcile net income (loss) to net cash provided by operations		
Prior period adjustments..	458	-
Amortization...	72,400	72,400
Accounts receivable, net..	(50,500)	(21,500)
Lease liabilities, net of rights of use...	84	-
Cash provided by (used for) operating activities.............................	(172,948)	(12,120)
Cash flows from investing activities		
Cryptocurrencies...	(742,940)	-
Cash provided by (used for) investing activities..............................	(742,940)	-
Cash flows from financing activities		
Due to related party..	17,029	2,160
SAFERs...	122,700	-
SAFEs..	30,000	-
Additional paid-in capital..	773,530	14,371
Cash provided by (used for) financing activities..............................	943,259	16,531
Net cash flow... $	27,371 $	4,411
Cash		
Beginning of period... $	45,763 $	41,352
Net cash flow..	27,371	4,411
End of period.. $	73,134 $	45,763

See Accompanying Notes to these Unaudited Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Financial Statements
For the fiscal years ended March 31, 2025 and 2024

Note 1. Organization & Nature of Operations

Silicon Prairie Holdings Inc. ("SPHI" or the "Company") was incorporated in Minnesota on January 19, 2017. The Company's proprietary software harnesses economy-of-scope for end-to-end "investor relations as a service". SPHI has expertise in blockchain, asset tokenization, and cryptocurrencies. It sells software as a service to other financial institutions and its subsidiaries help businesses raise capital, manage shareholders, and facilitate secondary sales of securities. The Company's wholly owned subsidiaries and key business lines are as follows:

- ***Silicon Prairie Portal & Exchange LLC*** ("SPPX"), formed in October 2016, is our proprietary technology platform. SPPX was merged into SPHI effective upon the holding company's formation. Our current products include investment portal software, an ACH electronic checking transaction system, a smart document automation tool called *Geppetto™*, a lead generation tool entitled *CrowdBuilder™*, and an analytics tool named *PanOpticon™*. In addition to using these tools in our own business, SPPX also licenses them to others.

- ***Silicon Prairie Capital Partners LLC*** ("SPCP") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). SPCP is exempt from the requirements of the SEC's customer protection rule (Rule 15c3-3) since it does not take custody of any customer funds or securities. Formed as Witherspoon Capital Partners, LLC on February 18, 2015 in Delaware, the firm was acquired by SPHI on August 21, 2020 and the name was changed to Silicon Prairie Capital Partners, LLC.

  SPCP facilitates the private placement of securities through its crowdfunding portal, raises capital via best-efforts private placements of debt and equity with institutional investors and lenders, represents sellers in merger and acquisition transactions, and provides fee-based *MarketBuilder™* securities disclosure and reporting services. In December 2022, SPCP received approval from the SEC to operate an *alternative trading system* or "ATS" to match buy and sell orders for secondary sales of private securities. SPCP generates revenue from commissions, advisory fees, and service fees.

  In addition to ongoing examination and reporting requirements, SPCP is subject to the SEC's Net Capital Rule (Rule 15c3-1) requiring minimum net capital (as defined) of at least $5,000 and a ratio of aggregate indebtedness (as defined) to net capital of less than 15 to 1. As of March 31, 2025 and 2024, SPCP had net capital of $22,719 and $20,284, respectively, each of which was greater than the required minimum. As of the same dates, SPCP had no liabilities and was therefore in compliance with the required ratio of aggregate indebtedness. Further, SPHI, SPCP's parent company, is prepared to provide additional capital in the future if needed to meet net capital requirements.

- ***Silicon Prairie Registrar & Transfer LLC*** ("SPRT"), also known as *Capsure™*, was formed in February 2018 as a Minnesota limited liability company and became a fully compliant securities transfer agent registered with, and regulated by, the SEC on March 30, 2018. Transfer agents maintain records of an issuer's securities ownership and determine if shares may be lawfully sold in a secondary transaction, that is, they help issuers manage their "cap tables". They may also handle investor communications and manage shareholder votes. SPRT generates revenue from service fees. SPRT is subject to annual reporting requirements to the SEC.

Note 2. Basis of Presentation & Significant Accounting Policies

Basis of Presentation - The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year ends on March 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation - The consolidated financial statements of SPHI include its wholly owned subsidiaries: SPCP, a Delaware entity formed on February 18, 2015; SPPX, a Minnesota entity formed in October 2016; and SPRT, a Minnesota entity formed in February 2018. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates & Assumptions - In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Revenue Recognition – During its fiscal year ended March 31, 2024, the Company adopted Accounting Standards Update ("ASU") 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers - Accounting Standards Codification Topic 606 ("ASC Topic 606") - and supersedes the revenue recognition guidance of ASC Topic 605. ASC Topic 606 outlines the following five-step process for revenue recognition:
- Identification of the contract with a customer,
- Identification of the performance obligations in the contract,
- Determination of the transaction price,
- Allocation of the transaction price to the performance obligations in the contract, and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company generates revenue from sign-up fees and success fees for portal-based securities offerings. Payments are generally collected at the time of service. Portal sign-up fees are often collected upfront, with the Company typically delivering on its performance obligations within 30 - 90 days, depending on client progress on required tasks. Success fees are recognized as closings occur over the course of the offering period. The Company's primary performance obligation is to provide advisory support and access to the securities offering portal.

The Company also generates revenue from investment banking advisory fees (retainers) and success fees. Payments are generally collected at the time of service or initiation of services. Retainer fees are earned for work performed each month, while success fees are recognized at the conclusion of the offering. The Company's primary performance obligation is to develop materials, support marketing efforts, and facilitate closing negotiations for client transactions.

Cash & Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The

Company had $73,134 and $45,763 in total cash and cash equivalents as of March 31, 2024 and March 31, 2023, respectively.

As of March 31, 2025 and 2024, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Concentrations of Credit Risk – The Company and its subsidiaries maintain all cash balances at one financial institution, which at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company's exposure is solely dependent upon its daily bank balance and the respective strength of the financial institution. The Company has not incurred any losses on these accounts.

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Accounts Receivable & Allowance for Uncollectible Accounts - The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact collectability of receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance.

At March 31, 2025 and 2024, the Company had $76,123 and $25,623, respectively, in outstanding accounts receivable. The Company does not believe any allowance for uncollectible accounts is necessary.

Customer Assets – From time to time, certain of the Company's subsidiaries may hold customer cash or securities in segregated accounts with partner custodians and these assets are not recorded on the Company's balance sheet.

Property & Equipment - Property and equipment are stated at cost, less accumulated depreciation and amortization. Cost includes expenditures that are directly attributable to the acquisition, construction, or installation of the asset and required to place the asset into service. The Company capitalizes property and equipment with an initial cost exceeding $5,000 and an estimated useful life of greater than one year. Expenditures below this threshold are expensed as incurred as are maintenance and repairs that do not extend the useful life or improve the asset's functionality.

For financial reporting purposes, depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets, beginning when the asset is placed into service. Residual values are estimated at acquisition and reviewed periodically. Estimated useful lives are as follows:

Asset Class	Useful Life
Computer equipment	3–5 years
Office equipment	5–7 years
Furniture and fixtures	7–10 years
Leasehold improvements	shorter of useful life or lease term
Capitalized software	3–5 years

Leasehold improvements are capitalized and amortized over the shorter of the estimated useful life of the improvements or the remaining lease term, including reasonably certain renewal periods.

Purchased software and internally developed software meeting capitalization criteria per ASC 350-40, *Intangibles – Goodwill and Other Internal Use Software* ("ASC-350-40"), are recorded at cost and amortized on a straight-line basis over their estimated useful lives. Software maintenance, data feeds, cloud-based systems, and subscription-based arrangements (SaaS) are expensed as incurred.

Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in earnings.

Advertising Costs - Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General & Administrative - General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Business Combinations - The Company accounts for business combinations in accordance with ASC 805, *Business Combinations* ("ASC 805"), which requires an acquirer to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition at fair value at the transaction date. In addition, transaction costs are expensed as incurred.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net undiscounted cash flows expected to be generated by the asset group. If such assets are deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of, if any, are reported at the lower of the carrying amount or the fair value less costs to sell. To date, the Company has determined that no impairment of long-lived assets exists.

Fair Value of Financial Instruments – Guidance from the Financial Accounting Standards Board ("FASB") specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments and other assets whose value is based on quoted market prices such as exchange-traded instruments, listed equities, and certain cryptocurrencies.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3: Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes - The Company's fiscal year ends on March 31, while its income tax returns are filed on a cash calendar-year basis. Accordingly, the income tax provision for the period ended March 31, 2025 reflects activity through the tax year ended December 31, 2024.

The Company assesses its tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date.

In accordance with ASC 740-10, "Recognizing Uncertain Tax Positions", for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of Minnesota which has a similar statute. As such, the tax years ending December 31, 2024, 2023, and 2022 are still open to examination.

Recent Accounting Pronouncements - The FASB periodically issues updated guidance or new accounting standards updates that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 3. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses during the years ended March 31, 2025 and 2024 of $195,390 and $63,020, respectively, which, among other factors, introduces risk related to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale of equity, its ability to increase revenues from its flagship products and services, and its ability to generate positive operating cash flow.

During fiscal 2025 and 2024, the Company raised $152,700 and $0, respectively, via the sale of SAFEs and SAFERs. During the same periods, the Company's principal shareholder also invested $773,530 and $14,371 of additional paid-in capital, respectively.

The Company intends to conduct additional offerings under Regulation D and Reg CF.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 4. Acquisitions

On September 29, 2021, the Company acquired substantially all of the business and assets of Miventure Holdings Inc., a Delaware corporation ("Miventure"), and its wholly owned subsidiaries Miventure, Inc., a Delaware corporation and Miventure Solutions LLC, a Delaware limited liability company. The purchase price was $1,250,000 and as payment, the Company issued the former owners of Miventure certain SAFEs (simple agreements for future equity). Miventure was a FINRA- and SEC-registered crowdfunding portal, and combined with SPHI, the companies provide a unique blend of advanced web and mobile crowdfunding technology.

The following table summarizes the assets acquired, the liabilities assumed, and the consideration transferred to acquire MV as well as the resulting goodwill amount:

	Seller's book values	Buyer's Fair Value adjustments	Buyer's Fair Values
Assets acquired			
Cash	$ -	$ -	$ -
Other current assets	-	-	-
Fixed assets, net	-	-	-
Tangible assets	-	-	-
Software	6,806	343,194	350,000
Portal license	-	36,000	36,000
Patents & trademarks	1,890	(1,890)	-
Intangible assets	8,696	377,304	386,000
Total assets acquired	8,696	377,304	386,000
Liabilities assumed			
Payables & accruals	-	-	-
Debt - short term	-	-	-
Debt - long term	-	-	-
Total liabilities assumed	-	-	-
Fair value of assets acquired, net of liabilities assumed			386,000
Consideration paid			(1,250,000)
Bargain purchase (goodwill)			$ (864,000)

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. In accordance with ASC 350-20-15-4, a private company or not-for-profit entity may elect an accounting alternative that simplifies subsequent measurement of goodwill, requiring amortization on a straight-line basis over a period not to exceed ten years and assessment for impairment upon the occurrence of a triggering event. The Company has elected not to adopt this goodwill alternative and, accordingly, does not amortize the goodwill acquired in the Miventure acquisition. The Company evaluates goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable, with any impairment losses recognized in earnings in the period incurred.

Note 5. Intangible Assets

Intangible assets consist of capitalized software, licenses, patents, and trademarks. Intangible assets are recorded at cost in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles—Goodwill and Other*, including ASC 350-40, *Internal-Use Software*. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range from five to fifteen years. Amortization expense is included in operating expenses.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment losses were recognized during the periods presented.

Intangible assets consist of the following as of the dates indicated:

	At March 31,	
	2025	**2024**
Software..	350,000	350,000
Licenses, patents & trademarks...	36,000	36,000
Intangible assets, gross...	386,000	386,000
Less: accumulated amortization...	(253,400)	(181,000)
Intangible assets, net...	$ 132,600	$ 205,000

Straight-line amortization periods for licenses, patents, and trademarks is 15 years, while that for internally developed software is generally 5 years. The Company has chosen not to amortize the goodwill acquired in the Miventure acquisition.

Amortization expense was $72,400 for each of the years ended March 31, 2025 and 2024, respectively. There was no impairment of goodwill during such periods.

Note 6. Digital Assets

The Company holds certain digital assets, including cryptocurrencies such as Bitcoin and Ethereum. Digital assets are initially recorded at cost on the trade date. After initial recognition, the Company measures its cryptocurrency holdings at fair value in accordance with ASC 820, *Fair Value Measurements* ("ASC-820")*,* with changes in fair value recognized in net income in the period in which they occur.

Fair value is determined using quoted prices in active markets for identical assets and therefore these holdings are classified as Level 1 in the fair value hierarchy.

At March 31, 2025, the Company held a cryptocurrency portfolio with an aggregate cost of $725,374, contributed to the Company by its sole shareholder on March 9, 2025. The fair value of these digital assets as of March 31, 2025 was approximately $742,940, resulting in an unrealized gain of $17,566 recognized in the consolidated statement of operations.

Note 7. Income Taxes

The Company's fiscal year ends on March 31 while its income tax returns are filed on a cash calendar-year basis. Accordingly, the income tax provisions for the periods ending March 31, 2025 and 2024 reflect activity through the tax years ended December 31, 2024 and 2023.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred income taxes are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. As of December 31, 2024, there were no material deferred tax assets or liabilities, as the Company's temporary differences are immaterial and relate primarily to timing differences in depreciation and other accruals.

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	As of December 31,	
Significant Components of Deferred Tax Assets & Liabilities	**2024**	**2023**
Net operating loss carryforwards…………………………………………………	$ (27,783)	$ (27,845)
Depreciation (difference in methods or timing)………………………………	21,812	21,812
Gross deferred tax asset (liability)………………………………………………	(5,971)	(6,033)
Less: Valuation allowance………………………………………………………	5,971	6,033
Net deferred tax asset (liability)………………………………………………	$ -	$ -

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the deferred tax assets will be realized. Accordingly, the net deferred tax asset as of December 31, 2024 and December 31, 2023 was zero.

As of December 31, 2024 and 2023, the Company had federal and state net operating loss carryforwards of approximately $610,040 for federal tax purposes and $0 for state tax purposes. Federal NOLs generated after 2017 do not expire but are subject to an 80% taxable income limitation. State NOLs have varying expiration periods.

	For years ended December 31,	
Components of Income Tax Benefit	**2024**	**2023**
Current tax expense………………………………………………………………	$ -	$ -
Deferred tax expense (benefit)…………………………………………………	(5,971)	(6,033)
Valuation allowance………………………………………………………………	5,971	6,033
Net deferred tax asset (liability)………………………………………………	$ -	$ -

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

| | For years ended December 31, | | | |
| | 2024 | | 2023 | |
Rate Reconciliation	Amount	Percent of pre-tax income (loss)	Amount	Percent of pre-tax income (loss)
Income tax benefit at U.S. statutory rate..............	$ (35,568)	21.00%	$ (12,051)	21.00%
State taxes, net of federal benefit........................	(16,599)	9.80%	(5,624)	9.80%
Permanent differences.......…...........................	-	0.00%	-	0.00%
Change in valuation allowance.............................	62	-0.04%	(6,033)	10.51%
Other...	52,105	-30.76%	23,709	-41.31%
Net deferred tax asset (liability).........................	$ -	0.00%	$ -	0.00%

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the IRS (which has a statute of limitation of three years from the due date of the return) and the State of Minnesota which has a similar statute. As such, the tax years ending December 31, 2024, 2023, and 2022 are still open to examination.

Note 8. Commitments & Contingencies

Leases – On January 1, 2025, the Company entered into an amended and restated lease agreement for 1,418 square feet of office space expiring December 31, 2027. In addition to the base rent, the Company agreed to pay its proportionate share of the building's operating expenses.

Shown below are the Company's lease liabilities as of March 31, 2025:

	For/at year ending Mar 31, 2025
Lease Expense	
Operating lease expense...	$ 6,351
Total..	6,351
Other Information	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases.......................................	$ 6,267
Right-of-use assets obtained in exchange for new operating lease liabilities.......................................	$ 71,333
Weighted average remaining lease term for operating leases..	2.75 yrs
Weighted average discount rate for operating leasess..	4.57%
Maturity Analysis (for years ending March 31)	
2026...	$ 25,150
2027...	25,484
2028...	19,310
Total undiscounted cash flows..	69,944
Less: present value discount...	(4,108)
Total lease liabilities...	$ 65,836

Indemnification - In the normal course of its business, SPCP indemnifies and guarantees certain service providers against potential losses in connection with their acting as agent of, or providing services to, SPCP. The maximum potential payments that SPCP could be required to make under these indemnification agreements cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities on its financial statements.

SPCP provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. SPCP may provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in, or adverse application of, certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that SPCP could be required to make under these agreements cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities on its financial statements.

Litigation - From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 9. SAFE Agreements

Since 2017, the Company has issued several series of Simple Agreements for Future Equity ("SAFEs") to investors. SAFEs are agreements that provide investors with the right to receive shares of a company's equity securities upon the occurrence of certain future events. Unlike convertible debt, they characteristically do not accrue interest or have a stated maturity.

Key terms typically include:
- Automatic conversion into shares upon the occurrence of the next qualified equity financing, a liquidity event, or a dissolution event.
- SAFEs convert into shares at the lower of the price per share based on a valuation cap or a discount to the price paid by investors in the qualified financing.
- In the event of a change of control or dissolution, holders are entitled to receive a cash payment equal to the greater of either their *pro rata* share of the purchase amount or the price they would have received if the SAFEs had converted into equity.

Under GAAP, a SAFE is classified as *equity* if the instrument may only be settled by issuing shares, and there is no obligation to repay in cash or other assets. It is classified as a *liability* if it could result in a cash payment or otherwise fail the requirements for equity classification. Upon conversion of a SAFE into equity securities, the carrying amount is reclassified to common or preferred stock, as applicable, and additional paid-in capital.

As of March 31, 2025, the Company had issued $1,911,547 of SAFEs, $1,788,847 of which were accounted for as equity and $122,700 were deemed to be liabilities.

As of March 31, 2024, the Company had issued SAFEs with an aggregate outstanding balance of $1,758,847, all of which was characterized as equity and none of which were liabilities.

As described below, as of March 31, 2025, the Company has issued SAFEs totaling $1,911,547 - $631,547 for cash, $1,250,000 as payment for the acquisition of Miventure, and $30,000 for services rendered.

As of March 31, 2025, assuming a qualified financing of $5,000,000 at $13.56/share, pre-money fully diluted shares outstanding of 1,280,000, and a post-money valuation of $25,000,000, the outstanding SAFEs would convert into 194,895 shares of common stock.

Series name	Offering dates	Security description	Offering's use of proceeds	Exemption from registration	Money raised
Series T SAFEs	Close *ongoing* Open *Apr 8, 2024*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Team member compensation	Rule 701	$30,000
Series A SAFE+Rs	Close *Jul 25, 2024* Open *Jun 25, 2024*	SAFE+R with post-money valuation cap of $25m, discount rate of 20%, and 36 mo redemption option	General corporate purposes	existing investors	122,700
Series MV SAFEs	Close *Sep 29, 2021*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Consideration for acquisition of Miventure	Section 4(a)(2)	1,250,000
Series B SAFEs	Close *Jan 15, 2021* Open *Jan 15, 2020*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	existing investors	274,047
Series A SAFEs	Close *Feb 16, 2018* Open *Feb 16, 2017*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	Mnvest	234,800
Total					$1,911,547

Note 10. Shareholders' Equity

As of March 31, 2025, SPHI was authorized to issue an aggregate of 10,000,000 shares, 1,000,000 of which were designated as voting common stock with a par value of $0.01 per share. The remaining shares are undesignated, and the board of directors has the authority to designate more than one class and more than one series of shares and to fix the relative rights and preferences of any such different class or series.

During the period from its inception on January 19, 2017 to March 31, 2025, the Company issued an aggregate of 1,000,000 common shares and no preferred shares. In addition, the Company has granted options to purchase 280,000 common shares.

Equity Based Compensation - The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation* ("ASC 718"). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity* ("ASC 505"). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

The following stock options were granted and are outstanding as follows:

	Option shares		Weighted average exercise price		Weighted average intrinsic value
Options outstanding as of April 1, 2023...	280,000	$	1.00	$	-
Granted...	-		-		-
Exercised..	-		-		-
Expired or cancelled...	-		-		-
Options outstanding as of March 31, 2024...	280,000		1.00		-
Granted...	-		-		-
Exercised..	-		-		-
Expired or cancelled...	-		-		-
Options outstanding as of March 31, 2025...	280,000	$	1.00	$	-
Options exercisable as of March 31, 2025...	280,000	$	1.00	$	-

Of the options outstanding as of March 31, 2025, all are fully vested and have a weighted average remaining contractual term of 1.92 years.

See also "Note 12. Subsequent Events".

Note 11. Related Party Transactions

The Company follows ASC 850, *Related Party Disclosures* ("ASC 850") for the identification of related parties and disclosure of related party transactions.

The Company utilizes certain office and aviation-related facilities owned by Little Duke Aviation LLC, ("LDA") an entity wholly owned by the Company's shareholder, David V. Duccini. These facilities are separate from the office space subject to the lease described in Note 8 and are provided on an informal, cancellable-at-will basis. LDA does not charge the Company rent, utilities, or any other fees for the use of these facilities, and accordingly no amounts have been recognized in the accompanying financial statements for such items for the years ended March 31, 2025 and 2024. Management believes that the terms of this arrangement are more favorable than those that would be available from an unrelated third party and, because the arrangement is cancellable and the fair value of the services received cannot be reliably estimated, the Company has not recognized any related expense or liability.

The Company incurred certain operating expenses during the years ended March 31, 2025 and 2024 that were paid by Mr. Duccini, the Company's Founder and Chief Executive Officer, on its behalf. These payments resulted in a related-party payable to Mr. Duccini totaling $168,097, which is classified as due to related party, on demand, unsecured, and non-interest-bearing. As of March 31, 2025 and 2024, the related party payables totaled $168,097 and $151,068, respectively.

Note 12. Subsequent Events

The Company has evaluated events subsequent to March 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 22, 2026, the date these financial statements were available to be issued.

On April 10, 2025, the Company entered into a sublease with Grove Bank for certain premises located at 5000 W. 36th Street, Suite 225, St. Louis Park MN 55416. The sublease is for 36 months, commenced on May 1, 2025, and expires on April 30, 2028. Among other things, the sublease calls for rent of $250/month.

On September 15, 2025, the Company issued $5,000 of Series T SAFEs to a consultant for services rendered.

Effective November 3, 2025, the Company amended its certificate of incorporation to increase its authorized capital stock from 10,000,000 shares up to 100,000,000 shares, 1,000,000 of which were designated as Common Stock. The remaining authorized shares are undesignated as to class or series, and the Board of Directors is authorized, subject to the provisions of the articles of incorporation and applicable law, to establish, from time to time, by resolution duly adopted and filed as required by law, one or more classes or series of shares out of the undesignated shares, and to fix the designations, preferences, limitations, and relative rights of such classes or series.

Pursuant to a resolution effective November 3, 2025, the Company designated an additional 74,000,000 shares of its capital stock as Common Stock, leaving the remaining shares undesignated. Effective as of the same date, three classes of common stock were created – Class A Founders Voting Common Stock (the "Class A Common"), Class B Voting Common Stock (the "Class B Common"), and Class C Non-Voting Common Stock (the "Class C Common").

Holders of Class A and Class B Common shares are entitled to five votes and one vote, respectively, while holders of Class C Common may not vote. Each Class A share shall be convertible into one Class B share at the option of the holder and automatically converted into one Class B share upon the closing of the Company's first priced equity financing. Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

Effective November 3, 2025, the Company split its issued and outstanding voting common stock and options on a 10-for-1 basis. Concurrently, the Company also designated the issued and outstanding common as Class A Common (1,000,000 shares and 5,000,000 votes, pre-split, and 10,000,000 shares and 50,000,000 votes, post-split) and the common stock underlying the options as Class B Common (280,000 shares, pre-split, and 2,800,000 shares, post-split), resulting in 12,800,000 common and common-equivalent shares outstanding.

Effective November 3, 2025, 15,000,000 common shares were reserved for issuance under the terms of the 2025 Equity Incentive Plan (the "Plan"). The Plan is intended to help the Company attract and retain the best available talent and to encourage the highest level of performance by affording eligible employees and independent contractors the opportunity to acquire a proprietary interest in the Company through the grant of stock options, restricted stock, or stock appreciation rights. The Board has complete discretion and authority to administer the Plan and determine all provisions of any grants, for example, shares underlying grants may be designated as Class A or Class B Common.

Effective on various dates in November 2025, pursuant to their terms, the Company amended its Series A, B, and MV SAFEs. Specifically, Series A and B were amended to clarify that the valuation cap of $10,000,000 was on a post-money basis. With respect to Series MV, the old form called for conversion into only preferred equity and required investors to represent that they were *accredited investors* as defined by Rule 501 of Regulation D promulgated by the SEC. The amended form permits conversion into the equity security offered in a qualified financing like the Company's other SAFEs and eliminates the accredited investor representation. In addition to the above substantive amendments, other minor edits and ministerial adjustments were also made.

SUPPLEMENTAL INFORMATION

The following supplemental information has been prepared by management and has not been audited or reviewed by the Company's independent accountants. Accordingly, no assurance of any sort is provided with respect to this information.

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Balance Sheet as of March 31, 2025

	As of March 31, 2025					
	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
Assets						
Current assets						
Cash & cash equivalents……………………	$ 12,653	$ 22,874	$ 37,388	$ 218	$ -	$ 73,134
Accounts receivable, net……………………	40,123	36,000	-	-	-	76,123
Total current assets…………………………	52,776	58,874	37,388	218	-	149,257
Intangible assets						
Software development costs…………………	350,000	-	-	-	-	350,000
Licenses, patents & trademarks……………	36,000	-	-	-	-	36,000
Goodwill…………………………………………	864,000	-	-	-	-	864,000
Accumulated amortization…………………	(253,400)	-	-	-	-	(253,400)
Intangible assets, net………………………	996,600	-	-	-	-	996,600
Other assets						
Cryptocurrencies……………………………	742,940	-	-	-	-	742,940
Right of use assets…………………………	65,753	-	-	-	-	65,753
Investment in subsidiaries…………………	127,407	-	-	-	(127,407)	-
Total other assets…………………………	936,099	-	-	-	(127,407)	808,692
Total assets………………………………	$ 1,985,476	$ 58,874	$ 37,388	$ 218	$ (127,407)	$ 1,954,550
Liabilities & Stockholders' Equity						
Current liabilities						
Lease liabilities, short term………………	$ 22,707	$ -	$ -	$ -	$ -	$ 22,707
Due to related party………………………	168,097	-	-	-	-	168,097
Total current liabilities……………………	190,804	-	-	-	-	190,804
Long term liabilities						
Lease liabilities, long term………………	43,130	-	-	-	-	43,130
SAFERs…………………………………………	122,700	-	-	-	-	122,700
Total long term liabilities…………………	165,830	-	-	-	-	165,830
Total liabilities…………………………………	356,634	-	-	-	-	356,634
Stockholders' equity						
SAFEs……………………………………………	1,788,847	-	-	-	-	1,788,847
Common equity………………………………	10,000	127,607	-	-	(127,607)	10,000
Additional paid-in capital…………………	1,145,940	--	--	--	--	1,145,940
Retained earnings (deficit)………………	(1,315,946)	(68,733)	37,388	218	200	(1,346,871)
Total equity……………………………………	1,628,841	58,874	37,388	218	(127,407)	1,597,916
Total liabilities and equity………………	$ 1,985,476	$ 58,874	$ 37,388	$ 218	$ (127,407)	$ 1,954,550

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Statement of Operations for the year ended March 31, 2025

	For year ended March 31, 2025					
	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
Revenue						
Advisory fees	$ -	$ 124,400	$ -	$ -	$ -	$ 124,400
Commissions	-	3,325	-	-	-	3,325
Ssles	286,181	-	65,329	2,999	-	354,510
Other	-	-	-	-	-	-
Revenue, net	286,181	127,725	65,329	2,999	-	482,235
Operating expenses						
Advertising & marketing	7,018	-	-	-	-	7,018
Automobile	-	-	-	-	-	-
Bad debt	-	10,000	-	-	-	10,000
Bank charges & fees	8,180	1,971	-	-	-	10,151
Business licenses & permits	-	553	-	-	-	553
Insurance	4,334	-	-	-	-	4,334
Meals & entertainment	5,556	-	-	-	-	5,556
Miscellaneous & other	53,264	9,501	(584)	3,487	-	65,668
Office supplies & services	5,405	-	-	-	-	5,405
Personnel - independent contractors	239,044	38,277	-	-	-	277,321
Personnel - owner's pay & expenses	30,429	-	-	-	-	30,429
Personnel - stock options	-	-	-	-	-	-
Professional fees - accounting	-	13,462	-	-	-	13,462
Professional fees - consulting	34,122	2,000	-	-	-	36,122
Professional fees - legal	10,000	-	-	-	-	10,000
Regulatory fees	1,400	19,759	-	-	-	21,159
Rents & leases	25,026	-	-	-	-	25,026
Repairs & maintenance	-	-	-	-	-	-
Small equipment	4,624	-	-	-	-	4,624
Subscriptions - research	(5,620)	16,817	-	-	-	11,197
Subscriptions - software	47,806	-	-	-	-	47,806
Telecommunications	6,392	-	-	-	-	6,392
Travel	22,410	-	-	-	-	22,410
Utilities	9,055	-	-	-	-	9,055
Depreciation	-	-	-	-	-	-
Amortization	72,400	-	-	-	-	72,400
Total operating expenses	580,845	112,340	(584)	3,487	-	696,088
Operating income (loss)	(294,664)	15,385	65,913	(488)	-	(213,853)
Other income and expense						
Interest income	(674)	(223)	-	-	-	(897)
Interest expense	-	-	-	-	-	-
Other income	-	-	-	-	-	-
Other expense	-	-	-	-	-	-
Unrealized gains	(17,566)	-	-	-	-	(17,566)
Unrealized losses	-	-	-	-	-	-
Other (income) expense, net	(18,240)	(223)	-	-	-	(18,463)
Pre-tax income (loss)	(276,424)	15,608	65,913	(488)	-	(195,390)
Income tax provision (benefit)	-	-	-	-	-	-
Net income (loss)	$ (276,424)	$ 15,608	$ 65,913	$ (488)	$ -	$ (195,390)

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Balance Sheet as of March 31, 2024

			As of March 31, 2024			
	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
Assets						
Current assets						
Cash & cash equivalents…………………	$ 16,765	$ 20,284	$ 8,008	$ 706	$ -	$ 45,763
Accounts receivable, net……………………	15,623	10,000	-	-	-	25,623
Total current assets……………………	32,388	30,284	8,008	706	-	71,386
Intangible assets						
Software development costs…………………	350,000	-	-	-	-	350,000
Licenses, patents & trademarks……………	36,000	-	-	-	-	36,000
Goodwill……………………………………	864,000	-	-	-	-	864,000
Accumulated amortization…………………	(181,000)	-	-	-	-	(181,000)
Intangible assets, net……………………	1,069,000	-	-	-	-	1,069,000
Other assets						
Cryptocurrencies…………………………	-	-	-	-	-	-
Right of use assets………………………	-	-	-	-	-	-
Investment in subsidiaries………………	117,084	-	-	-	(117,084)	-
Total other assets………………………	117,084	-	-	-	(117,084)	-
Total assets…………………………	$ 1,218,472	$ 30,284	$ 8,008	$ 706	$ (117,084)	$ 1,140,386
Liabilities & Stockholders' Equity						
Current liabilities						
Lease liabilities, short term………………	$ -	$ -	$ -	$ -	$ -	$ -
Due to related party……………………	151,068	-	-	-	-	151,068
Total current liabilities…………………	151,068	-	-	-	-	151,068
Long term liabilities						
Lease liabilities, long term………………	-	-	-	-	-	-
SAFERs………………………………………	-	-	-	-	-	-
Total long term liabilities………………	-	-	-	-	-	-
Total liabilities…………………………	151,068	-	-	-	-	151,068
Stockholders' equity						
SAFEs………………………………………	1,758,847	-	-	-	-	1,758,847
Common equity……………………………	10,000	122,125	-	584	(122,709)	10,000
Additional paid-in capital…………………	372,410	--	--	--	--	372,410
Retained earnings (deficit)………………	(1,073,853)	(91,841)	8,008	121	5,625	(1,151,939)
Total equity………………………………	1,067,404	30,284	8,008	706	(117,084)	989,318
Total liabilities and equity…………………	$ 1,218,472	$ 30,284	$ 8,008	$ 706	$ (117,084)	$ 1,140,386

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Statement of Operations for the year ended March 31, 2024

			For year ended March 31, 2024			
	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
Revenue						
Advisory fees…………………………………	$ -	$ 46,000	$ -	$ -	$ -	$ 46,000
Commissions…………………………………	-	3,250	-	-	-	3,250
Ssles…………………………………………	185,647	-	18,500	5,967	-	210,115
Other revenue………………………………	-	2,500	-	-	-	2,500
Revenue, net…………………………	185,647	51,750	18,500	5,967	-	261,865
Operating expenses						
Advertising & marketing…………………	7,502	-	-	-	-	7,502
Automobile…………………………………	-	-	-	-	-	-
Bad debt……………………………………	-	-	-	-	-	-
Bank charges & fees………………………	8,713	12,932	-	-	-	21,646
Business licenses & permits………………	-	-	-	-	-	-
Insurance……………………………………	-	-	-	-	-	-
Meals & entertainment……………………	4,866	-	-	-	-	4,866
Miscellaneous & other……………………	36,354	-	834	5,262	-	42,450
Office supplies & services………………	1,036	-	-	-	-	1,036
Personnel - independent contractors………	17,789	-	-	-	-	17,789
Personnel - owner's pay & expenses…………	15,030	-	-	-	-	15,030
Personnel - stock options…………………	-	-	-	-	-	-
Professional fees - accounting………………	-	10,291	-	-	-	10,291
Professional fees - consulting………………	21,266	-	-	-	-	21,266
Professional fees - legal…………………	1,190	-	-	-	-	1,190
Regulatory fees……………………………	2,750	9,410	-	-	-	12,160
Rents & leases……………………………	29,050	-	-	-	-	29,050
Repairs & maintenance……………………	-	-	-	-	-	-
Small equipment…………………………	3,910	-	-	-	-	3,910
Subscriptions - research…………………	504	27,875	-	-	-	28,379
Subscriptions - software…………………	15,665	-	-	-	-	15,665
Telecommunications………………………	2,344	-	-	-	-	2,344
Travel………………………………………	5,955	-	-	-	-	5,955
Utilities……………………………………	12,178	-	-	-	-	12,178
Depreciation………………………………	-	-	-	-	-	-
Amortization………………………………	72,400	-	-	-	-	72,400
Total operating expenses……………………	258,502	60,509	834	5,262	-	325,107
Operating income (loss)………………	(72,855)	(8,759)	17,666	705	-	(63,242)
Other income and expense						
Interest income……………………………	(6)	(216)	-	-	-	(222)
Interest expense…………………………	-	-	-	-	-	-
Other income………………………………	-	-	-	-	-	-
Other expense……………………………	-	-	-	-	-	-
Unrealized gains…………………………	-	-	-	-	-	-
Unrealized losses…………………………	-	-	-	-	-	-
Other (income) expense, net………………	(6)	(216)	-	-	-	(222)
Pre-tax income (loss)…………………	(72,849)	(8,543)	17,666	705	-	(63,020)
Income tax provision (benefit)……………	-	-	-	-	-	-
Net income (loss)………………………	$ (72,849)	$ (8,543)	$ 17,666	$ 705	$ -	$ (63,020)

Office of the Minnesota Secretary of State
Certificate of Incorporation

I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name:	Silicon Prairie Holdings Inc.
File Number:	929592600029
Minnesota Statutes, Chapter:	302A
This certificate has been issued on:	01/19/2017



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State
Minnesota Business Corporation/Articles of Incorporation
Minnesota Statutes, Chapter 302A



The individual(s) listed below who is (are each) 18 years of age or older, hereby adopt(s) the following Articles of Incorporation:

ARTICLE 1 - CORPORATE NAME:

Silicon Prairie Holdings Inc.

ARTICLE 2 - REGISTERED OFFICE AND AGENT(S), IF ANY AT THAT OFFICE:

Name   Address:

475 Cleveland Avenue North Suite 315 Saint Paul MN 55104 USA

ARTICLE 3 - MAXIMUM SHARES THE CORPORATION MAY ISSUE: **10000000**

ARTICLE 4 - INCORPORATOR(S):

Name: Address:

Zachary J. Robins   **Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis MN 55402**

DURATION: **PERPETUAL**

If you submit an attachment, it will be incorporated into this document. If the attachment conflicts with the information specifically set forth in this document, this document supersedes the data referenced in the attachment.

By typing my name, I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

SIGNED BY: **/s/ Zachary J. Robins**

MAILING ADDRESS: **None Provided**

EMAIL FOR OFFICIAL NOTICES: **None Provided**

ARTICLES OF INCORPORATION
OF
SILICON PRAIRIE HOLDINGS INC.

The undersigned, of full age, for the purpose of forming a corporation under and pursuant to the provisions of Chapter 302A, Minnesota Statutes and all amendments thereto (the "Act"), hereby adopts the following Articles of Incorporation:

ARTICLE I.
NAME

The name of the Corporation shall be: **SILICON PRAIRIE HOLDINGS INC.**

ARTICLE II.
REGISTERED OFFICE

The location and post office address of the Corporation's registered office in the State of Minnesota shall be 475 Cleveland Avenue North, Suite 315, Saint Paul, MN 55104.

ARTICLE III.
INCORPORATOR

The name and address of the incorporator is as follows:

Zachary J. Robins
Winthrop & Weinstine, P.A.
Suite 3500
225 South Sixth Street
Minneapolis, MN 55402

ARTICLE IV.
CAPITAL STOCK

The Corporation is authorized to issue an aggregate of 10,000,000 shares. 1,000,000 of these shares shall be voting common stock and the par value of each share shall be $0.01. The remaining shares shall initially be undesignated and, with respect to those shares, the board of directors has the authority to designate more than one class and more than one series of shares and to fix the relative rights and preferences of any such different class or series.

ARTICLE V.
PURPOSES AND POWERS

The Corporation shall have general business purposes and shall possess all powers necessary to conduct any business in which it is authorized to engage, including but not limited to, all those powers expressly conferred upon business corporations by the Act, as it may from time to time be amended, together with those powers implied therefrom.

ARTICLE VI.
DURATION

The Corporation shall have perpetual duration.

ARTICLE VII.
BOARD OF DIRECTORS; ELECTION OF DIRECTORS

The names of the members of the first board of directors are as follows:"

David Duccini

Directors shall hereafter be elected by 50% of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present.

ARTICLE VIII.
LIMITATION OF LIABILITY

The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by Section 302A.251 of the Act, as the same may be amended or restated. If the Act is amended after this Article becomes effective to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE IX.
WRITTEN ACTION OF THE BOARD

Any action required or permitted to be taken at a meeting of the board of directors of the Corporation may be taken by a written action signed, or counterparts of a written action signed in the aggregate, or consented to by authenticated electronic communication, by all of the directors and, if the action does not require shareholder approval, it may be taken by a written action signed, or counterparts of a written action signed in the aggregate, or consented to by authenticated electronic communication, by the number of directors that would be required to take such action at a meeting of the board of directors at which all directors were present.

ARTICLE X.
PREEMPTIVE RIGHTS; CUMULATIVE VOTING

The shareholders of the Corporation shall not have preemptive rights to subscribe for or acquire securities or rights to purchase securities of any kind, class or series of the Corporation. The shareholders of the Corporation shall not have the right of cumulative voting.

ARTICLE XI.
DISSENTERS' RIGHTS: AMENDMENT OF ARTICLES OF INCORPORATION

Dissenters' rights of shareholders of the Corporation resulting from or arising out of an amendment to these Articles of Incorporation are hereby eliminated to the fullest extent permitted by § 302A.471 of the Act, as the same may be amended or restated.

ARTICLE XII.
WRITTEN ACTION OF THE SHAREHOLDERS

Any action required or permitted to be taken at a meeting of the shareholders may be taken by a written action signed, or counterparts of a written action signed in the aggregate, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.

IN WITNESS WHEREOF, the undersigned has executed these Articles as of this 13th day of January, 2017.

Zachary J. Robins, Incorporator

12981046v1



Work Item 929592600029
Original File Number 929592600029

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
01/19/2017 11:59 PM

Steve Simon
Secretary of State


JOINT WRITTEN CONSENT OF
THE MAJORITY STOCKHOLDER
AND
THE BOARD OF DIRECTORS
OF SILICON PRAIRIE HOLDINGS INC.



November 3, 2025


The undersigned, David Duccini, being the majority stockholder (the "Majority Stockholder") and the sole director on the Board of Directors (the "Director") of Silicon Prairie Holdings, Inc., a Minnesota corporation (the "Corporation"), consents to the following resolutions and waives notice of a meeting of the directors of the Corporation and the holding of such meeting. This consent shall have the same force and effect as the vote of the directors of the Corporation at a special meeting duly called and held. Any capitalized word not defined herein shall have the definition ascribed to it in the Bylaws. This written consent may be executed by facsimile transmitted signature. The resolutions to which the undersigned consent are as follows:


Amended and Restated Bylaws


WHEREAS, the Board of Directors of the Corporation deem it advisable and in the best interest of the Corporation to amend and restate the Bylaws of the Corporation to make amendments and changes necessary to the operation of the Corporation; and

WHEREAS, the Majority Stockholder submitted to the Board of Directors of the Corporation a form of the Amended and Restated Bylaws of the Corporation.

NOW, THEREFORE, BE IT RESOLVED, that the form of the Amended and Restated Bylaws of the Corporation submitted to the Board of Directors of the Corporation, attached hereto as Exhibit A, has been inspected and approved by the Majority Stockholder and Board of Directors of the Corporation, and is adopted as the Bylaws of the Corporation, and the President of the Corporation is authorized to sign such Bylaws and file a copy in the Corporation's corporate record book.


Amendment to Articles of Incorporation


WHEREAS, the Articles of Incorporation filed with the Minnesota Secretary of State on January 19, 2017 (the "Articles") provided for an authorized number of shares of 10,000,000;

WHEREAS, the Corporation believes it to be in the best interests of the Corporation to effect a 10-to-1 stock split of the Corporation's stock (the "Stock Split"), and to designate 1,000,000 of these shares as Common Stock;

WHEREAS, in connection with the Stock Split, the Corporation will file the Amendment to Articles of Incorporation substantially in the form attached hereto as Exhibit B (the "Amendment") to effectuate the following changes:

(i)   The Corporation is authorized to issue 100,000,000 shares of capital stock.

(ii)   1,000,000 shares shall be designated as Common Stock.

(iii)   The remaining 99,000,000 shares shall be undesignated as to class or series, and the Board of Directors is hereby authorized, subject to the provisions of these Articles of Incorporation and applicable law, to establish, from time to time, by resolution duly adopted and filed as required by law, one or more classes or series of shares out of the undesignated shares, and to fix the designations, preferences, limitations, and relative rights of such classes or series.

NOW, THEREFORE, BE IT RESOLVED, that the Amendment is hereby authorized, ratified, and approved and adopted in all respects;

FURTHER RESOLVED, that the officers of the Corporation (the "Authorized Officers") be, and hereby are, authorized, empowered and directed, to perform such acts and to execute and deliver, in the name of and on behalf of the Corporation, all necessary agreements, documents, instruments and certificates on behalf of the Corporation and to take any and all action on behalf of the Corporation as they may deem necessary or advisable to fully effectuate the intent and purposes of the foregoing resolutions;

FURTHER RESOLVED, that all actions heretofore taken by any Authorized Officer or person authorized by them in connection with the foregoing resolutions that would have been within the authority conferred hereby had these resolutions predated such actions be, and they hereby are, ratified, confirmed and approved in all respects; and

FURTHER RESOLVED, that a copy of this written consent be filed in the minute book of the Corporation.

IN WITNESS WHEREOF, this Joint Written Consent of the Majority Stockholder and the Board of Directors of Silicon Prairie Holdings Inc. has been executed and delivered as of November 3, 2025.

SOLE DIRECTOR

Signed by:

David V Duccini

732C38A434EC439...

David Duccini

MAJORITY STOCKHOLDER

Signed by:

David V Duccini

732C38A434EC439...

David Duccini, Majority Stockholder

EXHIBIT A
Attached.

Amended & Restated Bylaws

EXHIBIT B

Attached.

Amendment to Articles

AMENDED AND RESTATED BYLAWS
OF
SILICON PRAIRIE HOLDINGS INC.
A MINNESOTA BUSINESS CORPORATION
INCORPORATED UNDER MINNESOTA STATUTES CHAPTER 302A

ARTICLE I.
MEETINGS OF THE SHAREHOLDERS

Section 1.1. <u>Place of Meeting.</u> All meetings of the shareholders of the Corporation shall be held at the principal executive office of the Corporation in the State of Minnesota or at such other place within or without the state as may be fixed from time to time by the Board of Directors. The Board of Directors may determine that all such meetings may be held, in whole or in party, by means of "Remote Communication" (as such term is defined in Minnesota Statutes, Chapter 302A (the "Act")).

Section 1.2. <u>Regular Meetings.</u> The regular meeting of the shareholders shall be held on such date as the Board of Directors shall by resolution establish. At the regular meeting, the shareholders shall designate the number of directors to constitute the Board of Directors (subject to the authority of the Board of Directors to increase the number of directors as provided in Article II, Section 2.2 of these Amended and Restated Bylaws), shall elect qualified successors for directors who serve for an indefinite term or whose terms have expired or are due to expire within six months after the date of the meeting, and shall transact such other business as may properly come before them.

Section 1.3. <u>Special Meetings.</u> Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President, Treasurer, any two or more directors, or by a shareholder or shareholders holding ten percent (10%) or more of the voting power of all shares entitled to vote.

Section 1.4. <u>Notice of Meetings.</u> There shall be mailed to each shareholder, shown by the books of the Corporation to be a holder of record of voting shares, at his/her address as shown by the books of the Corporation, a notice setting out the date, time and place of each regular meeting and each special meeting, except where the meeting is an adjourned meeting and the date, time and place of the meeting were announced at the time of adjournment, or except as otherwise permitted by statute. This notice shall be mailed at least five (5) days prior thereto and no earlier than sixty (60) days prior thereto. However, notice of a meeting at which a plan or agreement of merger or exchange is to be considered shall be mailed to all shareholders of record, whether or not entitled to vote at the meeting, not less than fourteen (14) days nor more than sixty (60) days prior thereto. Every notice of any special meeting called pursuant to this Section shall state the purpose or purposes for which the meeting has been called, and the business transacted at all special meetings

1

shall be confined to the purpose stated in the notice. In addition, the notice of a meeting at which a plan or agreement of merger or exchange is to be voted upon shall state that a purpose of the meeting is to consider the proposed plan or agreement of merger or exchange and a copy or a short description of the plan or agreement of merger or exchange shall be included in or enclosed with the notice. Notice may also be given in the form of an "Electronic Communication" (as such term is defined in the Act) as authorized by, and in compliance with, the requirement of §302A.436 of the Act.

Section 1.5. <u>**Waiver of Notice.**</u> A shareholder may waive notice of a meeting of shareholders. A waiver of notice by a shareholder entitled to notice is effective whether given before, at, or after the meeting, and whether given in writing, orally, by means of Electronic Communication (in compliance with the requirements of §302A.436 of the Act) or by attendance. Participation by a shareholder at a meeting, whether by attendance or by means of Remote Communication, is a waiver of notice of that meeting, except where the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

Section 1.6. <u>**Quorum, Adjourned Meetings.**</u> The holders of a majority of the voting power of the shares entitled to vote shall constitute a quorum for the transaction of business at any regular or special meeting. In case a quorum shall not be present at a meeting, those present may adjourn to such day as they shall, by majority vote, agree upon, and a notice of such adjournment shall be mailed to each shareholder entitled to vote at least five (5) days before such adjourned meeting. If a quorum is present, a meeting may be adjourned from time to time without notice other than announcement at the meeting. At adjourned meetings at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of shareholders originally present leaves less than a quorum.

Section 1.7. <u>**Voting.**</u> At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote either in person or by proxy, but no proxy shall be valid after eleven (11) months unless a longer period is expressly provided for in the appointment. Each shareholder, unless the Articles of Incorporation or statute provide otherwise, shall have one vote for each share having voting power registers in such shareholder's name on the book of the Corporation. Jointly owned shares may be voted by any joint owner unless the Corporation receives written notice from any one of them denying the authority of that person to vote those shares. Upon the demand of any shareholder, the vote upon any question before the meeting shall be by ballot. All questions shall be decided by a supermajority vote (at least 67%) of the voting power of the shares present and

4928-0994-4905, v. 3

entitled to vote and represented at the meeting at the time of the vote except if otherwise required by statute, the Articles of Incorporation, or these Bylaws.

Section 1.8. __Record Date.__ The Board of Directors may fix a date, not exceeding sixty (60) days preceding the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of, and to vote at, such meeting, notwithstanding any transfer of shares on the books of the Corporation after any record date so fixed. If the Board of Directors fails to fix a record date for determination of the shareholders entitled to notice of, and to vote at, any meeting of shareholders, the record date shall be the twentieth (20th) day preceding the date of such meeting.

Section 1.9. __Organization of Meetings.__ Unless a Chairman of the Board has been elected, at all meetings of the shareholders the President shall act as Chairman, and in his/her absence any person appointed by the President shall act as Chairman, and the Secretary, or in his/her absence any person appointed by the Chairman, shall act as Secretary.

Section 1.10. __Action Without a Meeting.__ Any action which may lawfully be taken at a shareholders' meeting may be taken without a meeting if authorized by a writing or writings signed by all of the holders of shares who would be entitled to a notice of a meeting for such purpose or by any larger number if the same is required by the Articles of Incorporation. Such action shall be effective on the date on which the last signature is placed on such writing or writings, unless a different effective date is set forth therein. If any action so taken requires a certificate to be filed in the office of the Secretary of State, the officer signing the same shall state therein that the action was effected in the manner aforesaid.

Section 1.11. __Nomination of Directors.__ The Board of Directors may, by resolution, adopt procedures for the nomination of directors.

Section 1.12. __Participation by Means of Remote Communications.__ Through use of procedures established by the Board of Directors in compliance with §302A.436 of the Act, any or all shareholders may take part in, and be present at, any meeting of the shareholders by means of Remote Communication. For the purposes of establishing a quorum and taking any action at the meeting, such shareholders participating pursuant to this Section 1.12 shall be deemed present in person at the meeting, and the place of the meeting shall be the place of origination of the communication.

ARTICLE II.
BOARD OF DIRECTORS

Section 2.1. __General Powers.__ The business and affairs of the Corporation shall be managed

4928-0994-4905, v. 3

by or under its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws required to be exercised or done by the shareholders.

Section 2.2. **Number, Qualification and Term of Office.** Until the first meeting of shareholders, the number of directors shall be the number named in the Articles of Incorporation or, if no such number is named therein, the number elected by the incorporator. Thereafter, the number of directors shall be established by resolution of the shareholders, provided that, unless otherwise prohibited by the shareholders, the directors may increase the size of the board of directors. In the absence of such shareholder resolution, the number of directors shall be the number last fixed by the shareholders, the Board of Directors, the incorporator or the Articles of Incorporation. Directors need not be shareholders. Each of the directors shall hold office until the regular meeting of shareholders next held after such director's election or appointment and until such director's successor shall have been elected and shall qualify, or until the earlier death, resignation, removal, or disqualification of such director; provided, however, that no director shall be elected to a fixed term in excess of the maximum fixed term permitted by law.

Section 2.3. **Board Meetings.** Meetings of the Board of Directors may be held from time to time at such time and place within or without the State of Minnesota as may be designated in the notice of such meeting. The Board of Directors may determine that all such meetings may be held, in whole or in part, by means of Remote Communication.

Section 2.4. **Calling Meetings; Notice.** Meetings of the Board of Directors may be called by the President by giving at least forty-eight (48) hours' notice, or by any director by giving at lease five (5) days' notice, of the date, time and place thereof to each director by mail, telephone, telegram, or in person. Notice may also be given by means of Electronic Communication if the director has consented to such form of notice, such notice will be effective when "given", as such term is defined by §302A.231, Subdivision 4(b) of the Act; and consent to such notice may be revoked by a director in accordance with §302A.231, Subdivision 4(c).

Section 2.5. **Waiver of Notice.** Notice of any meeting of the Board of Directors may be waived by any director either before, at or after such meeting orally, in a writing signed by such director, by means of authenticated Electronic Communication (in compliance with the requirements at §302A.231 of the Act), or by attendance at the meeting. A director, by his/her participation at any meeting of the Board of Directors (whether by attendance or by means of Remote Communication), shall be deemed to have waived notice of such meeting, except where the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

Section 2.6.   Quorum. A majority of the directors holding office immediately prior to a meeting of the Board of Directors shall constitute a quorum for the transaction of business at such meeting. In the absence of a quorum, the majority of the directors present adjourn a meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even though the withdrawal of a number of directors originally present leaves less than a proportion or number otherwise required for a quorum.

Section 2.7.   Absent Directors. A director may give advance written consent or opposition to a proposal to be acted on at a meeting of the Board of Directors. If such director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

Section 2.8.   Participation by Means of Remote Communications. Any or all of the directors may take part in, and be present at, any meeting of the Board of Directors, or of any duly constituted committee thereof, by any means of Remote Communication through which the directors may participate in the meeting on a substantially simultaneous basis. For the purposes of establishing a quorum and taking any action at the meeting, such directors participating pursuant to this Section 2.8 shall be deemed present in person at the meeting, and the place of the meeting shall be the place of origination of the communication.

Section 2.9.   Vacancies; Newly Created Directorships. Vacancies in the Board of Directors of this Corporation resulting from the death, resignation, removal or disqualification of a director may be filled for the unexpired term by the affirmative vote of a supermajority of the remaining directors of the Board, although less than a quorum; newly created directorships resulting from an increase in the authorized number of directors by action of the shareholders or by action of the Board of Directors as permitted by Section 2.2 may be filled by a supermajority of the directors serving at the time of such increase; and each director elected or appointed pursuant to this Section 2.9 shall be a director until such director's successor is elected by the shareholders at their next regular or special meeting.

Section 2.10. Removal. Any or all of the directors may be removed from office at any time, with or without cause, by the affirmative vote of the shareholders holding a supermajority of the shares entitled to vote at an election of directors except, as otherwise provided by §302A.223 of the Act, when the shareholders have the right to cumulate their votes. A director named by the Board of Directors to fill a vacancy may be removed from office at any time, with or without

5

cause, by the affirmative vote of a supermajority of the remaining directors if the director was named by the Board to fill the vacancy and the shareholders have not elected directors in the interim between the time of the appointment to fill such vacancy and the time of the removal. In the event that the entire Board or any one or more directors be so removed, new directors shall be elected at the same meeting.

Section 2.11.   Committees. A resolution approved by the affirmative vote of a supermajority of the Board of Directors may establish committees having the authority of the Board in the management of the business of the Corporation to the extent provided in the resolution. A committee shall consist of one or more persons, who need not be directors, appointed by affirmative vote of a supermajority of the directors present. Committees may include a special litigation committee consisting of one or more independent directors or other independent persons to consider legal rights or remedies of the Corporation and whether those rights and remedies should be pursued. Committees other than special litigation committees and committees formed pursuant to §302A.673, Subdivision 1(d) of the Act, are subject to the direction and control of, and vacancies in the membership thereof shall be filled by, the Board of Directors.

A majority of the members of the committee present at a meeting is a quorum for the transaction of business, unless a larger or smaller proportion or number is provided in a resolution approved by the affirmative vote of a majority of the directors present.

Section 2.12.   Written Action. An action required or permitted to be taken at a meeting of the Board of Directors may be taken by written action signed by all of the directors unless the action need not be approved by the shareholders and the Articles of Incorporation so provide, in which case the action may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the Board of Directors at which all directors were present. The written action is effective when signed by the required number of directors, unless a different effective time is provided in the written action. When written action is permitted to be taken by less than all directors, all directors shall be notified immediately of its text and effective date. Failure to provide the notice does not invalidate the written action. A director who does not sign or consent to the written action has no liability for the action or actions taken thereby.

Section 2.13.   Resignations. Any director of the Corporation may resign at any time by giving written notice to the Secretary of the Corporation. Such resignation shall take effect at the date of the receipt of such notice, or at any later time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 2.14.   Compensation of Directors. By resolution of the Board of Directors, each director may be paid his/her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated amount as director or a fixed sum for attendance at each

4928-0994-4905, v. 3

meeting of the Board of Directors, or both. No such payment shall preclude a director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed, pursuant to resolution by the Board of Directors, like compensation for attending committee meetings.

Section 2.15. **Exclusive Meeting Attendance.** The board of directors may, by supermajority vote, limit attendance at their regular and/or special meetings so as to exclude any non-directors.

ARTICLE III.
OFFICERS

Section 3.1. **Number.** The officers of the Corporation shall be chosen by the Board of Directors and shall consist of a Chief Executive Officer and Chief Financial Officer, however designated. The Board of Directors may also elect or appoint any other officers or agents the Board of Directors deems necessary for the operation and management of the Corporation. Any number of offices may be held by the same person. If a document must be signed by persons holding different offices or functions and a person holds or exercises more than one of these offices or functions, that person may sign the document in more than one capacity, but only if the document indicates each capacity in which the person signs.

Section 3.2. **Election, Term of Office and Qualifications.** The Board of Directors shall elect or appoint, by resolution approved by the affirmative vote of a supermajority of the directors present, from within or without their number, such other officers as the Board of Directors may deem advisable, each of whom shall have the powers, rights, duties, responsibilities, and terms in office provided for in these Bylaws or a resolution of the Board of Directors not inconsistent therewith. The Chief Executive Officer and all other officers who may be directors shall continue to hold office until the election and qualification of their successors, notwithstanding an earlier termination of their directorship.

Section 3.3. **Removal and Vacancies.** Any officer may be removed from his/her office by the Board of Directors at any time, with or without cause. Such removal, however, shall be without prejudice to the contract rights of the person so removed. If there be a vacancy among the officers of the Corporation by reason of death, resignation, removal, disqualification, or otherwise, such vacancy shall be filled for the unexpired term by the Board of Directors.

Section 3.4. **Chairman of the Board.** The Chairman of the Board, if one is elected, shall preside at all meetings of the shareholders and directors and shall have such other duties as may be prescribed, from time to time, by the Board of Directors.

4928-0994-4905, v. 3

Section 3.5.   Chief Executive Officer. The Chief Executive Officer of the Corporation shall have general active management of the business of the Corporation. In the absence of the Chairman of the Board, or if no Chairman of the Board is elected, the Chief Executive Officer shall preside at all meetings of the shareholders and directors. He/She shall see that all orders and resolutions of the Board of Directors are carried into effect. He/She shall execute and deliver, in the name of the Corporation, any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the Corporation unless the authority to execute and deliver is required by law to be exercised by another person or is expressly delegated by the Articles or Bylaws or by the Board of Directors to some other officer or agent of the Corporation. He/She shall maintain records of and, whenever necessary, certify all proceedings of the Board of Directors and the shareholders, and shall perform all duties usually incident to the office of the Chief Executive Officer. He/She shall have such other duties as may, from time to time, be prescribed by the Board of Directors.

Section 3.6.   President. Unless otherwise specified by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. If an officer other than the President is designated Chief Executive Officer, the President shall perform such duties as may from time to time be assigned to the President by the Board.

Section 3.7.   Vice President. Each Vice President, if one or more are elected, shall have such powers and shall perform such duties as may be specified in the Bylaws or prescribed by the Board of Directors or by the President. In the event of the absence or disability of the President, Vice Presidents shall succeed to his/her power and duties in the order designated by the Board of Directors.

Section 3.8.   Secretary. The Secretary, if one is elected, shall be secretary of and shall attend all meetings of the shareholders and Board of Directors and shall record all proceedings of such meetings in the minute book of the Corporation. He/She shall give proper notice of meetings of shareholders and directors. He/She shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Chief Executive Officer.

Section 3.9.   Assistant Secretary. The Assistant Secretary, if any, or if there be more than one (1), the Assistant Secretaries in the order determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 3.10. Chief Financial Officer. The Chief Financial Officer of the Corporation shall keep accurate financial records for the Corporation. He/She shall deposit all moneys, drafts and checks in the name of, and to the credit of, the Corporation in such banks and depositaries as

8

the Board of Directors shall designate from time to time. He/She shall have power to endorse for deposit all notes, checks and drafts received by the Corporation and make proper vouchers therefor. He/She shall disburse the funds of the Corporation, as ordered by the Board of Directors, making proper vouchers therefor. He/She shall render to the Chief Executive Officer and the directors, whenever requested, an account of all his/her transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Chief Executive Officer.

Section 3.11. Treasurer. Unless otherwise specified by the Board of Directors, the Treasurer shall be the Chief Financial Officer of the Corporation. If an officer other than the Treasurer is designated Chief Financial Officer, the Treasurer shall perform such duties as may from time to time be assigned to the Treasurer by the Board.

Section 3.12. Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one (1), the Assistant Treasurers in the order determined by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such powers as the Board of Directors may from time to time prescribe.

Section 3.13. Compensation. The officers of the Corporation shall receive such compensation for their services as may be determined, from time to time, by resolution of the Board of Directors.

ARTICLE IV.
CERTIFICATES OF STOCK

Section 4.1. Certificates of Stock. If not issued prior to the adoption of these bylaws, and subject to the discretion of the Board of Directors to otherwise provide by resolution, every holder of stock in the Corporation shall be entitled to have a certificate of stock in the name of the Corporation signed by the Chief Executive Officer, the President or the Vice President and the Secretary or the Assistant Secretary, certifying the number of shares owned by him/her in the Corporation. The certificates of stock shall be numbered in the order of their issue.

Section 4.2. Issuance of Shares. The Board of Directors is authorized to cause shares of the Corporation to be issued up to the full amount authorized by the Articles of Incorporation in such amounts as may be determined by the Board of Directors and as may be permitted by law. No shares shall be issued except in consideration of cash or other property, tangible or intangible, received or to be received by the Corporation under a written agreement, or services rendered or to be rendered to the Corporation under a written agreement, as authorized by resolution(s) approved by the affirmative vote of a supermajority of the directors present, or approved by the

4928-0994-4905, v. 3

affirmative vote of the holders of a supermajority of the voting power of the shares present, valuing all non-monetary consideration and establishing a price in money or other consideration, or a minimum price, or a general formula or method by which the price will be determined.

Section 4.3.   **Facsimile Signatures.**   Where a certificate is signed (1) by a transfer agent or an assistant transfer agent, or (2) by a transfer clerk acting on behalf of the Corporation and a registrar, the signature of any such authorized officer of the Corporation may be facsimile. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on any such certificate or certificates, shall cease to be such officer or officers of the Corporation before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be used by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 4.4.   **Lost or Destroyed Certificates.**   Except as otherwise provided by §302A.419 of the Act, any shareholder claiming a certificate for shares to be lost, stolen or destroyed shall make an affidavit of that fact in such form as the Board of Directors shall require and shall, if the Board of Directors so requires, give the Corporation a bond of indemnity in form, in an amount, and with one or more sureties satisfactory to the Board of Directors, to indemnify the Corporation against any claim which may be made against it on account of the reissue of such certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to have been lost, stolen or destroyed.

Section 4.5   **Transfers of Stock.**   Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4.6.   **Restrictions.**   Except as otherwise provided in this Agreement, each shareholder will not, for the term of this Agreement, sell, assign, transfer, pledge, encumber or otherwise dispose of (voluntarily or involuntarily, whether by operation of law or otherwise) any of such shareholder's shares without the prior written approval by resolution of the Board of Directors.

Section 4.7.   **Right of First Refusal.**   If any shareholder receives a Bona Fide Offer (as defined below) to purchase a specified number of his or her shares and the shareholder wishes to accept such Bona Fide Offer, such shareholder must offer to sell such shares to the Corporation and the other shareholders at the same price and upon the same terms and conditions as are contained in the Bona Fide Offer.   Promptly upon receiving such Bona Fide Offer, the shareholder will provide the Corporation and the other shareholders with written notice of the offer, which must identify the shareholder receiving such offer (the "Selling Shareholder") and the terms and conditions of such offer, including a true and complete copy of any writing by which the Bona Fide Offer was made, the identity, business and residence address of the offeror, the number of shares the offeror wishes to purchase (the "Offered Shares"), and the price and terms offered. The term "Bona Fide Offer" as used in this Agreement means an offer in writing, signed by an offeror or offerors who is or are financially capable of carrying out the terms of such offer and which offer is in a form legally enforceable against such offeror or offerors.

The Corporation will have the right, exercisable by giving written notice to the Selling Shareholder within 45 days of receipt of the written notice of a Bona Fide Offer from the Selling Shareholder (hereinafter the "First Option Period"), to purchase, to the extent it is legally able to do so, the Offered Shares at the same price and upon the same terms and conditions as are contained in the Bona Fide Offer.

If the Corporation fails to purchase or give notice of its intent to purchase the Offered Shares on or before the expiration of the First Option Period, then the shareholders (other than the Selling Shareholder) will have the right, exercisable by giving written notice to the Selling Shareholder within 45 days of receipt of written notice of a Bona Fide Offer from the Selling Shareholder, to purchase any or all of the Offered Shares, pro rata in proportion to their respective ownership of shares of Common Stock, or in such other proportion as such Shareholders may otherwise agree, at the same price and upon the same terms and conditions as are contained in the Bona Fide Offer. If less than all of the shareholders (other than the Selling Shareholder) elect to exercise their right to purchase their full pro rata share of the Offered Shares, such shareholders who elected to purchase will have the right, exercisable by giving written notice to the Selling Shareholder within five days after the expiration of the above 45 day period, to purchase their respective pro rata shares (calculated in proportion to their respective ownership of Shares of Common Stock) of such remaining unpurchased Offered Shares, or such different amounts of such Offered Shares as they unanimously agree, at the same price and upon the same terms and conditions as are contained in the Bona Fide Offer.

If the Corporation and shareholders (other than the Selling Shareholder) fail to purchase or give notice of their intent to purchase all of the Offered Shares within the above time periods, the Selling Shareholder will have the right to accept the Bona Fide Offer and sell the Offered Shares, subject to the provisions and restrictions of this Agreement, in strict accordance with all of the provisions of the Bona Fide Offer, provided that the sale is consummated within 90 days of the date of the first written notice to the Corporation and the other shareholders of the Bona Fide Offer. If the sale is not consummated within such 90 day period or if the terms of the Bona Fide Offer change in any material way, then the provisions of this Article will once again apply to any sale by the Selling Shareholder of the Offered Shares.

4928-0994-4905, v. 3

If the Corporation or the shareholders (other than the Selling Shareholder) exercise their right to purchase the Offered Shares pursuant to the terms of the Bona Fide Offer, the Corporation will select a closing date not less than 15 nor more than 30 days after the final determination of the number of Offered Shares to be purchased by the Corporation and/or the shareholders (the "Closing Date"). The Corporation will promptly give written notice to the Selling Shareholder and the other Shareholders of such Closing Date. The closing will be held at the principal offices of the Corporation on the Closing Date, at which time the Corporation and/or the shareholders will pay to the Selling Shareholder the purchase price of the shares purchased and the Selling Shareholder will deliver to the Corporation, for issuance of new certificates, certificates representing the Offered Shares being purchased, properly endorsed for transfer. By such delivery the Selling Shareholder will warrant that the Selling Shareholder has good title, right to possession of and right to sell the Offered Shares, and that the same are free and clear of all pledges, liens, encumbrances, charges, proxies, restrictions, options, transfers and other adverse claims except such as have been imposed by this Agreement, and that the Selling Shareholder will hold harmless the purchasing party from all costs, expenses and fees incurred in defending title and right to possession.

Section 4.8.   **Registered Shareholders.** The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Minnesota.

ARTICLE V.
SECURITIES OF OTHER CORPORATIONS

Unless otherwise ordered by the Board of Directors, the Chief Executive Officer shall have full power and authority on behalf of the Corporation to vote and to purchase, sell, transfer or encumber any and all securities of any other corporation owned by the Corporation, and may execute and deliver such documents as may be necessary to vote such securities and to effectuate such purchase, sale, transfer or encumbrance. The Board of Directors may, from time to time, confer like powers upon any other person or persons.

ARTICLE VI.
INDEMNIFICATION OF CERTAIN PERSONS

The Corporation shall indemnify such persons, for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted by §302A.521 of the Act.

4928-0994-4905, v. 3

ARTICLE VII.
GENERAL PROVISIONS

Section 7.1. **Dividends.** Subject to provisions of applicable law and the Articles of Incorporation, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. No dividend shall be declared or paid unless such action is first approved by the affirmative vote of shareholders holding at least two-thirds (2/3) of the outstanding shares entitled to vote thereon.

Section 7.2. **Record Date.** Subject to any provisions of the Articles of Incorporation, the Board of Directors may fix a date not exceeding one hundred twenty (120) days preceding the date fixed for the payment of any dividend as the record date for the determination of the shareholders entitled to receive payment of the dividend and, in such case, only shareholders of record on the date so fixed shall be entitled to receive payment of such dividend notwithstanding any transfer of shares on the books of the Corporation after the record date.

Section 7.3. **Annual Statement.** The Board of Directors shall present at any regular or special meeting of the shareholders when called for by vote of the shareholders, a full and clear statement of the business and condition of the Corporation.

Section 7.4. **Checks.** All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 7.5. **Fiscal Year.** The fiscal year of the Corporation shall be fixed or changed by resolution of the Board of Directors.

Section 7.6. **Seal.** The Corporation shall have no corporate seal.

Section 7.7. **Statutory References to the Act.** Any statutory reference to a specific section of the Act contained in these Bylaws shall include all subsequent amendments, restatements and recodifications of such section of the Act.

Section 7.8. **Major Corporate Transactions.** Except as provided below, the Corporation shall not enter into any merger, consolidation, acquisition, or sale, lease, exchange, or other disposition of all or substantially all of its assets (whether in one transaction or a series of related transactions), unless such action is first approved by the affirmative vote of shareholders

4928-0994-4905, v. 3

holding at least two-thirds (2/3) of the outstanding shares entitled to vote thereon. This supermajority approval requirement shall not apply to:

1. Any transaction involving a merger, consolidation, or reorganization solely among the Corporation and one or more of its wholly-owned subsidiaries;

2. Any internal restructuring or reorganization that does not result in a change of control of the Corporation or a disposition of substantially all of its assets to an unaffiliated third party.

Section 7.9. <u>**Liquidation, Dissolution, or Bankruptcy Filing.**</u> The Corporation shall not voluntarily initiate any proceeding for liquidation, dissolution, or filing for bankruptcy protection under any federal or state law, unless such action is first approved by the affirmative vote of shareholders holding at least two-thirds (2/3) of the outstanding shares entitled to vote thereon.

Section 7.10. <u>**Equity Pool Adjustment.**</u> The Corporation shall not authorize or implement any increase to the employee equity pool, option pool, or any other reserve of shares designated for issuance pursuant to equity incentive plans, nor shall it reallocate shares from other classes or pools for such purposes, unless such action is first approved by the affirmative vote of shareholders holding at least two-thirds (2/3) of the outstanding shares entitled to vote thereon.

Section 7.11. <u>**Stock Redemptions.**</u> The Corporation shall not repurchase, redeem, or otherwise acquire shares of its capital stock outside the ordinary course of business, unless such action is first approved by the affirmative vote of shareholders holding at least two-thirds (2/3) of the outstanding shares entitled to vote thereon.

Section 7.12. <u>**Approval of Significant Debt Obligations.**</u> The Corporation shall not incur, guarantee, or otherwise become liable for any indebtedness, credit facility, or financial obligation that exceeds $1,000,000.00 in aggregate principal amount, whether in a single transaction or a series of related transactions, unless such action is first approved by the affirmative vote of shareholders holding at least two-thirds (2/3) of the outstanding shares entitled to vote thereon.

Section 7.13. <u>**Founder Protective Provisions.**</u> So long as David Duccini hold, directly or indirectly, at least twenty-five percent (25%) of the outstanding voting securities of the Corporation, the Corporation shall not, whether directly or indirectly, without the prior written consent of David Duccini: (a) involuntarily terminate the employment of David Duccini as an officer of the Corporation, except for Cause (as defined in this section below); (b) remove David Duccini from the Board of Directors of the Corporation; or (c) reduce the base salary of David Duccini or materially reduce the benefits provided to David Duccini, except in connection with a

4928-0994-4905, v. 3

reduction that is a part of an across-the-board reduction applicable to all officers of the Corporation.

"Cause", for the purposes of this Section 7.13, shall mean (i) the willful and continued failure by David Duccini to substantially perform his duties with the Corporation (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to David Duccini by the Board of Directors, (ii) gross misconduct or gross negligence in the course of employment, or (iii) a material breach of any written agreement with the Corporation.

ARTICLE VIII.
AMENDMENTS

Subject to the right of the shareholders of the Corporation to adopt or amend these Bylaws a provided by §302A.181 of the Act, these Bylaws may be amended or altered by a vote of the supermajority of the whole Board of Directors, or by the affirmative vote of shareholders holding at least two-thirds (2/3) of the outstanding shares entitled to vote thereon, at any meeting provided that notice of such proposed amendment shall have been given in the notice given to the directors of such meeting. However, the Board of Directors shall not make or alter any Bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the Board of Directors, or fixing the number of directors or their classifications, qualifications, or terms of office, except that the Board of Directors may adopt or amend any Bylaw to increase their number.

IN WITNESS WHEREOF, I hereby certify that the foregoing Bylaws were duly adopted as the Bylaws of the Corporation effective as of ___November 3, 2025___.

DIRECTOR

Signed by:

David V Duccini

732C38A434EC439...   _____

By: David Duccini

15

Office of the Minnesota Secretary of State
Minnesota Business & Nonprofit Corporations
Amendment to Articles of Incorporation
Minnesota Statutes, Chapter 302A or 317A

Read the instructions before completing this form.

Filing Fee: $55 for expedited service in-person and online filings, $35 for mail

Note: Information provided when filing a business entity is public data and may be viewable online. This includes but is not limited to all individual names and addresses.

1. File Number: 929592600029

2. Corporate Name: (Required)

Silicon Prairie Holdings Inc.

List the name of the company prior to any desired name change

3. This amendment is effective on the day it is filed with the Secretary of State, unless you indicate another date, no later than 30 days after filing with the Secretary of State.

Format: (mm/dd/yyyy)

4. The following amendment(s) to articles regulating the above corporation were adopted: (Insert full text of newly amended article(s) indicating which article(s) is (are) being amended or added.) If the full text of the amendment will not fit in the space provided, attach additional pages.

ARTICLE   IV

> CAPITAL STOCK
>
> See Attachment A

5. This amendment has been approved pursuant to Minnesota Statutes, Chapter 302A or 317A.

6. I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I ~~Signed by:~~ alties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

David V Duccini
732C38A434EC439...

11/3/2025

Signature of Authorized Person or Authorized Agent   Date

Email Address for Official Notices

Enter an email address to which the Secretary of State can forward official notices required by law and other notices:

vickie.sims@huschblackwell.com

☒ Check here to have your email address excluded from requests for bulk data, to the extent allowed by Minnesota law.

List a name and daytime phone number of a person who can be contacted about this form:

Vickie Sims   816-983-8708

Contact Name   Phone Number

Entities that own, lease, or have any financial interest in agricultural land or land capable of being farmed must register with the MN Dept. of Agriculture's Corporate Farm Program.

Does this entity own, lease, or have any financial interest in agricultural land or land capable of being farmed?
Yes ☐   No ☒

Attachment A

A. Authorized Shares

The corporation is authorized to issue 100,000,000 shares of capital stock. 1,000,000 shares shall be designated as Common Stock. The remaining 99,000,000 shares shall be undesignated as to class or series, and the Board of Directors is hereby authorized, subject to the provisions of these Articles of Incorporation and applicable law, to establish, from time to time, by resolution duly adopted and filed as required by law, one or more classes or series of shares out of the undesignated shares, and to fix the designations, preferences, limitations, and relative rights of such classes or series.



Work Item 1596336500021
Original File Number 929592600029

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
11/04/2025 11:59 PM

Steve Simon
Secretary of State

JOINT WRITTEN CONSENT OF
THE MAJORITY STOCKHOLDER
AND
THE BOARD OF DIRECTORS
OF SILICON PRAIRIE HOLDINGS INC.

December 9, 2025

The undersigned, David Duccini, being the majority stockholder (the "Majority Stockholder") and the sole director on the Board of Directors (the "Director") of Silicon Prairie Holdings, Inc., a Minnesota corporation (the "Corporation"), consents to the following resolutions and waives notice of a meeting of the directors of the Corporation and the holding of such meeting. This consent shall have the same force and effect as the vote of the directors of the Corporation at a special meeting duly called and held. Any capitalized word not defined herein shall have the definition ascribed to it in the Bylaws. This written consent may be executed by facsimile transmitted signature. The resolutions to which the undersigned consent are as follows:

Stock Split and Establishing Separate Classes of Common Stock

WHEREAS, the Amendment to the Articles of Incorporation filed with the Minnesota Secretary of State on November 3, 2025 (the "Articles") provided for an increase in the authorized number of shares to 100,000,000, 1,000,000 of which were designated as Common Stock. The remaining authorized shares were undesignated as to class or series, and the Board of Directors is authorized, subject to the provisions of the Articles of Incorporation and applicable law, to establish, from time to time, by resolution duly adopted and filed as required by law, one or more classes or series of shares out of the undesignated shares, and to fix the designations, preferences, limitations, and relative rights of such classes or series;

WHEREAS, effective November 3, 2025, the Corporation believes it to be in the best interests of the Corporation to designate an additional 74,000,000 shares of its capital stock as Common Stock, bringing the total to 75,000,000 shares designated as Common Stock and leaving the remaining 25,000,000 shares undesignated, and establish three separate classes of Common Stock and an equity incentive pool; and

WHEREAS, effective November 3, 2025, the Company establishes three classes of Common Stock, Class A Founder Common Stock (the "Class A Common"), Class B Voting Common Stock (the "Class B Common"), and Class C Non-Voting Common Stock (the "Class C Common") with the rights and privileges as follows:

CLASS A FOUNDER COMMON STOCK

1. <u>Voting Rights.</u> Each holder of Class A Common Stock shall be entitled to five (5) votes for each share of Class A Stock held as of the applicable record date on any matter that is submitted to a vote of the stockholders of the Corporation.

2. Optional Conversion Rights. Each share of Class A Common Stock shall be convertible at the option of the holder thereof into one (1) share of Class B Common Stock.

3. Mandatory Conversion of Class A Founder Common Stock. Each share of Class A Founder Common Stock shall automatically convert into one (1) share of Class B Voting Common Stock upon the closing of the Corporation's first price equity financing round, including but not limited to a Regulation A+ offering. The Board of Directors shall determine in good faith whether such financing meets the criteria of a "priced equity financing round for the purposes of this conversion.

4. Protective Provisions. The Corporation shall not, without first obtaining the written consent of the holders of a majority of the then outstanding shares of Class A Common Stock, amend or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Class A Common Stock.

CLASS B VOTING COMMON STOCK

1. Voting Rights. Each holder of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable record date on any matter that is submitted to a vote of the stockholders of the Corporation.

CLASS C NON-VOTING COMMON STOCK

1. Voting Rights. Except as otherwise required by law, shares of Class C Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation.

GENERAL PROVISIONS APPLICABLE TO ALL CLASSES

1. Equal Treatment. Except as otherwise expressly provided herein or required by applicable law, shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:
   a. Right to dividends and distributions;
   b. Rights upon liquidation, dissolution or winding up of the Corporation; and
   c. Rights in respect of any consolidation, merger, or reorganization of the Corporation.

2. Stock Split. Effective November 3, 2025 (the "Effective Time"), each one (1) share of the Corporation's Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time, shall automatically be split into ten (10) shares of Common Stock, par value $0.0001 per share, without any further action by the Corporation or the holder thereof. This forward stock split shall apply to all shares of Common Stock outstanding immediately prior to the Effective Time.

WHEREAS, effective November 3, 2025, the Company designated the issued and outstanding voting common shares (1,000,000 shares and 5,000,000 votes pre-split and 10,000,000 shares and 50,000,000 votes post-split) as Class A Founder Voting Common Stock, and the common shares underlying outstanding options (280,000 shares pre-split and 2,800,000 shares post-split) as Class B Voting Common Stock.

WHEREAS, effective November 3, 2025, 15,000,000 shares of Common Stock were reserved for issuance under the terms of the 2025 Equity Incentive Plan (the "Plan"). The Plan is intended to help the Company attract and retain the best available talent and to encourage the highest level of performance by affording eligible employees and independent contractors the opportunity to acquire a proprietary interest in the Company through the grant of stock options, restricted stock, or stock appreciation rights. The Board has complete discretion and authority to create and administer the Plan and determine all provisions of any grants, including but not limited to designating any shares issued pursuant to the Plan as Class A, B, or C Common.

NOW, THEREFORE, BE IT RESOLVED that the preceding actions are hereby authorized, ratified, approved, and adopted in all respects;

FURTHER RESOLVED, that the officers of the Corporation (the "Authorized Officers") be, and hereby are, authorized, empowered and directed, to perform such acts and to execute and deliver, in the name of and on behalf of the Corporation, all necessary agreements, documents, instruments and certificates on behalf of the Corporation and to take any and all action on behalf of the Corporation as they may deem necessary or advisable to fully effectuate the intent and purposes of the foregoing resolutions;

FURTHER RESOLVED, that all actions heretofore taken by any Authorized Officer or person authorized by them in connection with the foregoing resolutions that would have been within the authority conferred hereby had these resolutions predated such actions be, and they hereby are, ratified, confirmed and approved in all respects; and

FURTHER RESOLVED, that a copy of this written consent be filed in the minute book of the Corporation.

IN WITNESS WHEREOF, this Joint Written Consent of the Majority Stockholder and the Board of Directors of Silicon Prairie Holdings Inc. has been executed and delivered as of December 10th 2025.

DIRECTORS

_____
David Duccini

MAJORITY STOCKHOLDER

_____
David Duccini, Majority Stockholder

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SILICON PRAIRIE HOLDINGS INC.
SIMPLE AGREEMENT FOR FUTURE EQUITY PLUS REMARKETING (SAFE+R)
SERIES B SAFE+R

Investment Amount   **Date of Issuance**
$__   __

THIS CERTIFIES THAT in exchange for the payment by __ (the "**Investor**") of $__ (the "Investment Amount") on or about __, SILICON PRAIRIE HOLDINGS INC., a Minnesota corporation (the "Company"), issues to the Investor the right to acquire shares of the Company's Equity Securities, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $__.

The "**Discount Rate**" is __%.

The "**Option Date**" is __.

See Section 2 for certain additional defined terms.

1.   **Events**

(a)   <u>Equity Financing</u>. If there is an Equity Financing before the Option Date, on the initial closing of such Equity Financing, this SAFE+R will automatically convert into the number of units of that "Equity Security" equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE+R into units of the Equity Security, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided that such documents:

      (i)   Are the same documents to be entered into with the purchasers of Equity Securities, with appropriate variations for the Equity Security if applicable, and

      (ii)   Have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b)   <u>Liquidity Event</u>. If there is a Liquidity Event before the termination of this SAFE+R, this SAFE+R will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of:

      (i)   The Purchase Amount (the "Cash-Out Amount"); or

      (ii)   The amount payable on the number of units of Equity Securities equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c)   <u>Dissolution Event</u>. If there is a Dissolution Event before the termination of this SAFE+R, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d)   Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE+R is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFE+Rs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFE+Rs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE+Rs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is on par with payments for Common Stock and other SAFEs, SAFE+Rs, or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and junior to payments described in clauses (i) and (ii) above, in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences.

(e)   Option Date; Investor's Election.

(i)   If an Equity Financing, Liquidity Event, or Dissolution Event has not occurred on or before the Option Date, on and only on the Option Date, the Investor may elect to either:
(A)   Extend all provisions of this agreement *except* those relating to the Company's offer to remarket described in this Section 1(e) (the "Extension Option"); *or*
(B)   Request that the Company find another buyer to purchase this SAFE+R from the Investor (the "Remarketing Option").

(ii)   The Investor may make a Remarketing Option election by providing the Company with written notice of their desire not later than ninety (90) days prior to the Option Date (each, a "Remarketing Notice").

(iii)   If the Investor does not provide the Company with a Remarketing Notice, the Investor will have been deemed to elect the Extension Option and the Remarketing Option will expire and be struck from this agreement.

(iv)   If the Remarketing Option is exercised by the Investor, beginning [__ ninety (90) days] after the Option Date, the Company shall use its best efforts to find another investor to purchase the SAFE+R from the Investor.

THE COMPANY MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE THAT A SUITABLE BUYER WILL BE FOUND OR THAT THE PROPOSED PURCHASE PRICE OF THE SAFE+R WILL BE ACCEPTABLE TO THE INVESTOR.

THE INVESTOR AGREES TO EXECUTE ANY DOCUMENTS NECESSARY FOR THE COMPANY TO EFFECT THE SALE AND TRANSFER OF THIS SAFE+R SHOULD AN ACCEPTABLE BUYER BE FOUND.

(f)　　Company's Option to Repurchase. At any time so long as this agreement has not been terminated, the Company shall have the right, but not the obligation, to acquire this instrument from the Investor by paying them an amount equal to [__ one hundred percent (100%) of the Purchase Amount] in no more than [__ thirty-six (36) monthly installments] beginning [__ ninety (90) days] from the date the Company provides notice to the Investor of its intent to acquire this SAFE+R.

(a)　　Termination. This agreement will automatically terminate, without relieving the Company of any obligations arising from a prior breach of, or non-compliance with, its terms, immediately following the *earliest* to occur of:

(i)　　　The issuance of Capital Stock to the Investor pursuant to automatic conversion under Section 1(a),

(ii)　　　The payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c), or

(iii)　　　The payment of amounts due the Investor pursuant to Section 1(e) or Section 1(f), if any.

2.　　Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, "Common" and "Preferred" securities.

"**Change of Control**" means:

(i)　　　A transaction or series of related transactions in which any "person" or "group", within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, becomes the "beneficial owner" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors,

(ii)　　　Any reorganization, merger, or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or

(iii)   A sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means the Company's Common Stock issued in one or more classes.

"**Company Capitalization**" is calculated–immediately prior to the Equity Financing and includes, without double-counting and in each case on an as-converted to Common Stock basis:

(i)   All shares of Capital Stock issued and outstanding,

(ii)   All Converting Securities,

(iii)   All issued and outstanding Options and Promised Options, and

(iv)   The Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds ~~the Unissued Option Pool prior to such increase.~~

"**Conversion Price**" means the *lower* of the SAFE Price or the Discount Price, whichever calculation results in a *greater* number of shares of Common Stock.

"**Converting Securities**" includes this SAFE+R and other convertible securities issued by the Company, including but not limited to:

(i)   Other SAFEs and SAFE+Rs,

(ii)   Convertible promissory notes and other convertible debt instruments, and

(iii)   Convertible securities that have the right to convert into units of Equity Securities.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than units of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange or Alternative Trading System ("ATS") by means of an effective registration statement on Form S-1 filed by the Company with the SEC, or with an effective 1-A registration that registers units of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of common-equivalent stock sold in the Equity Financing multiplied by a factor of one (1) minus the Discount Rate.

"**Dissolution Event**" means:

(i)   A voluntary termination of operations,

(ii)   A general assignment for the benefit of the Company's creditors, or

(iii)   Any other liquidation, dissolution, or winding up of the Company, excluding a Liquidity Event, whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price, treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price.

"**Equity Financing**" means a *bona fide* transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells an Equity Security at a fixed valuation and receives gross proceeds of not less than $1,000,000.

"**Equity Securities**" means:

(i)   Preferred Stock,

(ii)   Common Stock,

(iii)   Any securities conferring the right to purchase Common Stock; or

(iv)   Any securities directly or indirectly convertible into, or exchangeable for Common Stock, with or without additional consideration.

Notwithstanding the foregoing, the following will not be considered "Equity Securities":

(i)   Any security granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining their services,

(ii)   Any convertible promissory notes issued by the Company, and

(iii)   Any SAFEs or SAFE+Rs, including this one, issued by the Company.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated immediately prior to the Liquidity Event, and includes, without double-counting and in each case on an as-converted to Common Stock basis:

(i)   All shares of Capital Stock issued and outstanding,

(ii)   All issued and outstanding Options, and to the extent receiving Proceeds, Promised Options, but excluding the Unissued Option Pool, and

(iii)   All Converting Securities.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, restricted stock units (RSUs), stock appreciation rights (SARs), warrants or similar securities, vested or unvested.

"**Preferred Stock**" means shares of the Company's Capital Stock designated as "Preferred Stock" and issued from time to time in one or more series as fully described in one or more certificates of designation filed with the appropriate authorities.

"**Proceeds**" means cash and other assets, including without limitation stock or other equity consideration, that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted ~~Options that are the~~ *greater* ~~of those:~~

(i)   Promised pursuant ~~to~~ agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent,

(ii)   In the case of an Equity Financing, treated as outstanding Options in the calculation of the Common Stock's price per share, or

(iii)   In the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**SAFE**" mean any simple agreements for future equity, or other similar agreements, issued by the Company for financing purposes, and which may convert into the Company's Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the applicable Post-Money Valuation Cap divided by the Company Capitalization.

"**SAFE+R**" means any simple agreements for future equity, or other similar agreements, issued by the Company for financing purposes, which may convert into the Company's Capital Stock in accordance with its terms and contains provisions allowing investors to elect to have the Company repurchase the instrument on a specified date.

"**SAFE+R Price**" means the price per share equal to the applicable Post-Money Valuation Cap divided by the Company Capitalization.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Standard Preferred Stock**" means shares of the series of Preferred Stock, if any, issued to investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all units of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. Company Representations.

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this agreement is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company, subject to Section 3(d). This agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

To its knowledge, the Company is not in violation of:

(i)   Its current certificate of incorporation or bylaws,
(ii)   Any material statute, rule, or regulation applicable to it, or

(iii)   Any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(a)   The performance and consummation of the transactions contemplated by this agreement do not and will not:

(i)   Violate any material judgment, statute, rule, or regulation applicable to the Company,

(ii)   Result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound, or

(iii)   Result in the creation or imposition of any lien on any property, asset, or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license, or authorization applicable to the Company, its business, or operations.

(b)   No consents or approvals are required in connection with the performance of this agreement, other than:

(i)   The Company's corporate approvals,

(ii)   Any qualifications or filings under applicable securities laws, and

(iii)   Necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(c)   To its knowledge, the Company owns or possesses, or can obtain, on commercially reasonable terms, sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes, and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   **Investor Representations**

(a)   The Investor has full legal capacity, power, and authority to execute and deliver this agreement and to fulfil its obligations hereunder. This agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this agreement and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this agreement and the securities to be acquired for its own account for investment, and not as a nominee or agent, and not with a view to resale or distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that they can evaluate the merits and risks of such investment, are able to incur a complete loss of such investment without impairing their financial condition and are able to bear the economic risk of the investment for an indefinite period.

(c)   Investor acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment herein. The Investor further states that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering. The Investor confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit, either legal, regulatory, tax, financial, accounting or otherwise, of this investment. In deciding to make this investment, the Investor has not relied on the advice or recommendations of the Company and has made its own independent decision that it is suitable and appropriate for it. Investor understands that no federal or state agency has passed upon the merits or risks of this investment or made any finding or determination concerning its fairness or advisability.

5.   **Miscellaneous**

(a)   Any provision of this agreement may be amended, waived, or modified by written consent of the Company and either the Investor or the Majority-in-Interest of all then-outstanding agreements of the same series, *provided that*, the Majority-in-Interest may not amend, waive, or modify the Purchase Amount; the consent of each investor in the same series must be solicited, even if not obtained, and such amendment, waiver, or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable securities that have an aggregate Purchase Amount greater than 50% of the total Purchase Amount of all of such agreements.

(b)   Any notice required or permitted by this agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder hereof, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this agreement be construed to confer on the Investor, as such, any rights of a stockholder or rights to vote for the election of directors or on any matter submitted to stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock that is not payable in shares of Common Stock while this agreement is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this agreement nor the rights incorporated herein are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that it or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians, or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any fund now or hereafter existing which is controlled by one or more general partners or managing members of the same management company of the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this agreement operate or would prospectively operate to invalidate it, then and in any such event, such provisions only will be deemed null and void and will not affect any other provision of this agreement and the remaining provisions of this contract will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of Minnesota without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this agreement is, and at all times has been, intended to be characterized as Common Stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this agreement consistent with the foregoing intent for all United States federal and state income tax purposes, including, without limitation, on their respective tax returns or other informational statements.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this agreement to be duly executed and delivered.

SILICON PRAIRIE HOLDINGS INC.

By _____

Name: _____

Title: _____

Address: _____

Email Address: _____

Agreed to and accepted:

If an *individual*:

By _____

Name: _____

Address: _____

Email Address: _____

If an *entity*:

[PARTY NAME]

By _____

Name: _____

Title: _____

Address: _____

Email Address: _____

SILICON PRAIRIE HOLDINGS INC.
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Silicon Prairie Holdings Inc.
Attn: David V Duccini
2554 RICE STREET
LITTLE CANADA, MN 55113

Ladies and Gentlemen:

I commit and subscribe to purchase from SILICON PRAIRIE HOLDINGS INC., a Minnesota Corporation (the "Company") "Simple Agreement for Future Equity Plus Remarketings" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of the subscription, which is at the sole discration of the Company. If this Subscription Agreement has been accepted, the Simple Agreement for Future Equity Plus Remarketings subscribed to hereby shall be issued to me in the form of SAFE R.

With respect to such purchase, I hereby represent and warrant to you that:

1 Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2 Subscription.

a. I hereby subscribe to purchase the number of Simple Agreement for Future Equity Plus Remarketings set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Simple Agreement for Future Equity Plus Remarketings subscribed.

   Purchase Amount of Simple Agreement for Future Equity Plus Remarketings .... (1)

   (1) A minimum purchase of $250, is required for individual investors. Amounts may be subscribed for in $250 increments.

b. I have funded my purchase via ACH, wire transfer, or a check made payable to **"SILICON PRAIRIE PORTAL & EXCHANGE FBO SILICON PRAIRIE HOLDINGS INC."** in an amount equal to 100% of my total subscription amount.

   Portal Transaction ID (TXID) ....

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3 Representations of Investor.

In connection with the sale of the Simple Agreement for Future Equity Plus Remarketings to me, I hereby acknowledge and represent to the Company as follows:

a. I hereby acknowledge receipt of a copy of the Confidential Private Placement Memorandum of the Company, dated on or about January 1, 2019, (the "Memorandum"), relating to the offering of the Simple Agreement for Future Equity Plus Remarketing.

b. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Simple Agreement for Future Equity Plus Remarketings.

c. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the Founder \ of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

d. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Simple Agreement for Future Equity Plus Remarketings, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Simple Agreement for Future Equity Plus Remarketings).

e. I understand that an investment in the Simple Agreement for Future Equity Plus Remarketings is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Simple Agreement for Future Equity Plus Remarketings. I can bear the economic risk of an investment in the Simple Agreement for Future Equity Plus Remarketings for an indefinite period of time and can afford a complete loss of such investment.

f. I understand that there may be no market for the Simple Agreement for Future Equity Plus Remarketings, that there are significant restrictions on the transferability of the Simple Agreement for Future Equity Plus Remarketings and that for these and other reasons, I may not be able to liquidate an investment in the Simple Agreement for Future Equity Plus Remarketings for an indefinite period of time.

g. I have been advised that the Simple Agreement for Future Equity Plus Remarketings have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

h. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

i. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Simple Agreement for Future Equity Plus Remarketings, (ii) the purchase of the Simple Agreement for Future Equity Plus Remarketings is a long-term investment, (iii) the transferability of the Simple Agreement for Future Equity Plus Remarketings is restricted, (iv) the Simple Agreement for Future Equity Plus Remarketings may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Simple Agreement for Future Equity Plus Remarketings.

b. I represent and warrant that I am purchasing the Simple Agreement for Future Equity Plus Remarketings for my own account, for long term investment, and without the intention of reselling or redistributing the Simple Agreement for Future Equity Plus Remarketings. The Simple Agreement for Future Equity Plus Remarketings are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Simple Agreement for Future Equity Plus Remarketings. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Simple Agreement for Future Equity Plus Remarketings in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Simple Agreement for Future Equity Plus Remarketings and for which the Simple Agreement for Future Equity Plus Remarketings were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Simple Agreement for Future Equity Plus Remarketings by me (i) may require the consent of the Founder \ of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the SAFE R to me, I further represent and warrant to the Company as follows:

a. If an individual Investor, I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the SAFE R. The Subscription Agreement and the SAFE R are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. If an entity Investor, the undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the SAFE R and to subscribe for and purchase the SAFE R subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the SAFE R as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the SAFE R by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the SAFE R are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the SAFE R for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the SAFE R are derived from legitimate and legal sources, and neither such funds nor any investment in the SAFE R (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the SAFE R.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the SAFE R to me, and the SAFE R would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the SAFE R.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the SAFE R to me.

g. I acknowledge and agree that any approval or consent of a SAFE R holder required under the SAFE R may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6   Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

☐   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)

☐   v.   I am a director or executive officer of SILICON PRAIRIE HOLDINGS INC.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

     ☐   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

     ☐   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

     ☐   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Simple Agreement for Future Equity Plus Remarketings and one or more of the following is true (check one or more, as applicable):

     ☐   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

     ☐   (2)   a corporation;

     ☐   (3)   a Massachusetts or similar business trust;

     ☐   (4)   a partnership; or

     ☐   (5)   a limited liability company.

☐   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Simple Agreement for Future Equity Plus Remarketings and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Simple Agreement for Future Equity Plus Remarketings.

☐   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**
   ☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Simple Agreement for Future Equity Plus Remarketings. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Simple Agreement for Future Equity Plus Remarketings subscribed for are to be registered in the following form of ownership:

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

, _____   _____
Name & Title (Typed or Printed) of Signatory Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                             (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Simple Agreement for Future Equity Plus Remarketings subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority :

☐ IRA Trust Account

☐ Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by SILICON PRAIRIE HOLDINGS INC. on

As to: the principal amount in Simple Agreement for Future Equity Plus Remarketings set forth in Item 2.a.; or   Simple Agreement for Future Equity Plus Remarketing.

SILICON PRAIRIE HOLDINGS INC.

By: . . . .
Name: David V Duccini
Its: Founder \

Counterpart Signature Page to BY LAWS of Silicon Prairie Holdings Inc.

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the BY LAWS of Silicon Prairie Holdings Inc., as the same may be amended from time to time, and hereby authorizes Silicon Prairie Holdings Inc. to attach this counterpart signature page to the BY LAWS as executed by the other parties thereto.

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SILICON PRAIRIE HOLDINGS INC.
SIMPLE AGREEMENT FOR FUTURE EQUITY PLUS REMARKETING (SAFE+R)
SERIES B SAFE+R

Investment Amount	Date of Issuance
$____________________	____________________

THIS CERTIFIES THAT in exchange for the payment by ________________ (the "**Investor**") of $________________ (the "Investment Amount") on or about ________________, SILICON PRAIRIE HOLDINGS INC., a Minnesota corporation (the "Company"), issues to the Investor the right to acquire shares of the Company's Equity Securities, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $25,000,000.

The "**Discount Rate**" is 20%.

The "**Option Date**" is 02/28/2030.

See Section 2 for certain additional defined terms.

1.   Events

1. Equity Financing. If there is an Equity Financing before the Option Date, on the initial closing of such Equity Financing, this SAFE+R will automatically convert into the number of units of that "Equity Security" equal to the Purchase Amount divided by the Conversion Price.

   In connection with the automatic conversion of this SAFE+R into units of the Equity Security, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided that such documents:

   (a) Are the same documents to be entered into with the purchasers of Equity Securities, with appropriate variations for the Equity Security if applicable, and

   (b) Have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

2. Liquidity Event. If there is a Liquidity Event before the termination of this SAFE+R, this SAFE+R will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of:

   (a) The Purchase Amount (the "Cash-Out Amount"); or

   (b) The amount payable on the number of units of Equity Securities equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

   Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

3. Dissolution Event. If there is a Dissolution Event before the termination of this SAFE+R, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

4. <u>Liquidation Priority</u>. In a Liquidity Event or Dissolution Event, this SAFE+R is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

    (a) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

    (b) On par with payments for other SAFE+Rs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFE+Rs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE+Rs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

    (c) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is on par with payments for Common Stock and other SAFEs, SAFE+Rs, or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and junior to payments described in clauses (i) and (ii) above, in the latter case, to the extent such payments are Cash- Out Amounts or similar liquidation preferences.

5. <u>Option Date; Investor's Election</u>.

    (a) If an Equity Financing, Liquidity Event, or Dissolution Event has not occurred on or before the Option Date, on and only on the Option Date, the Investor may elect to either:

      i. Extend all provisions of this agreement *except* those relating to the Company's offer to remarket described in this Section 1(e) (the "Extension Option"); *or*

      ii. Request that the Company find another buyer to purchase this SAFE+R from the Investor (the "Remarketing Option").

    (b) The Investor may make a Remarketing Option election by providing the Company with written notice of their desire not later than ninety (90) days prior to the Option Date (each, a "Remarketing Notice").

    (c) If the Investor does not provide the Company with a Remarketing Notice, the Investor will have been deemed to elect the Extension Option and the Remarketing Option will expire and be struck from this agreement.

    (d) If the Remarketing Option is exercised by the Investor, beginning <u>06/01/2030</u> ninety (90) days after the Option Date, the Company shall use its best efforts to find another investor to purchase the SAFE+R from the Investor.

THE COMPANY MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE THAT A SUITABLE BUYER WILL BE FOUND OR THAT THE PROPOSED PURCHASE PRICE OF THE SAFE+R WILL BE ACCEPTABLE TO THE INVESTOR.

THE INVESTOR AGREES TO EXECUTE ANY DOCUMENTS NECESSARY FOR THE COMPANY TO EFFECT THE SALE AND TRANSFER OF THIS SAFE+R SHOULD AN ACCEPTABLE BUYER BE FOUND.

6. <u>Company's Option to Repurchase.</u> At any time so long as this agreement has not been terminated, the Company shall have the right, but not the obligation, to acquire this instrument from the Investor by paying them an amount equal to one hundred percent (100%) of the Purchase Amount in no more than thirty-six (36) monthly installments beginning ninety (90) days from the date the Company provides notice to the Investor of its intent to acquire this SAFE+R.

7. <u>Termination.</u> This agreement will automatically terminate, without relieving the Company of any obligations arising from a prior breach of, or non-compliance with, its terms, immediately following the *earliest* to occur of:

   (a) The issuance of Capital Stock to the Investor pursuant to automatic conversion under Section 1(a),

   (b) The payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c), or

   (c) The payment of amounts due the Investor pursuant to Section 1(e) or Section 1(f), if any.

2.   <u>Definitions</u>

"**Capital Stock**" means the capital stock of the Company, including, without limitation, "Common" and "Preferred" securities.

"**Change of Control**" means:

   (i)   A transaction or series of related transactions in which any "person" or "group", within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, becomes the "beneficial owner" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors,

   (ii)   Any reorganization, merger, or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or

   (iii)   A sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means the Company's Common Stock issued in one or more classes.

"**Company Capitalization**" is calculated immediately prior to the Equity Financing and includes, without double-counting and in each case on an as-converted to Common Stock basis:

   (i)   All shares of Capital Stock issued and outstanding,

(ii)   All Converting Securities,

(iii)   All issued and outstanding Options and Promised Options, and

(iv)   The Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means the *lower* of the SAFE Price or the Discount Price, whichever calculation results in a *greater* number of shares of Common Stock.

"**Converting Securities**" includes this SAFE+R and other convertible securities issued by the Company, including but not limited to:

(i)   Other SAFEs and SAFE+Rs,

(ii)   Convertible promissory notes and other convertible debt instruments, and

(iii)   Convertible securities that have the right to convert into units of Equity Securities.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than units of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange or Alternative Trading System ("ATS") by means of an effective registration statement on Form S-1 filed by the Company with the SEC, or with an effective 1-A registration that registers units of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of common-equivalent stock sold in the Equity Financing multiplied by a factor of one (1) minus the Discount Rate.

"**Dissolution Event**" means:

(i)   A voluntary termination of operations,

(ii)   A general assignment for the benefit of the Company's creditors, or

(iii)   Any other liquidation, dissolution, or winding up of the Company, excluding a Liquidity Event, whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price, treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price.

"**Equity Financing**" means a *bona fide* transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells an Equity Security at a fixed valuation and receives gross proceeds of not less than $1,000,000.

"**Equity Securities**" means:

(i)   Preferred Stock,

(ii)   Common Stock,

(iii)   Any securities conferring the right to purchase Common Stock; or

(iv)   Any securities directly or indirectly convertible into, or exchangeable for Common Stock, with or without additional consideration.

Notwithstanding the foregoing, the following will not be considered "Equity Securities":

(i)   Any security granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining their services,

(ii)   Any convertible promissory notes issued by the Company, and

(iii)   Any SAFEs or SAFE+Rs, including this one, issued by the Company.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated immediately prior to the Liquidity Event, and includes, without double-counting and in each case on an as-converted to Common Stock basis:

(i)   All shares of Capital Stock issued and outstanding,

(ii)   All issued and outstanding Options, and to the extent receiving Proceeds, Promised Options, but excluding the Unissued Option Pool, and

(iii)   All Converting Securities.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, restricted stock units (RSUs), stock appreciation rights (SARs), warrants or similar securities, vested or unvested.

"**Preferred Stock**" means shares of the Company's Capital Stock designated as "Preferred Stock" and issued from time to time in one or more series as fully described in one or more certificates of designation filed with the appropriate authorities.

"**Proceeds**" means cash and other assets, including without limitation stock or other equity consideration, that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted

(i)   Promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent,

(ii)   In the case of an Equity Financing, treated as outstanding Options in the calculation of the Common Stock's price per share, or

(iii)   In the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds. "SAFE" mean any simple agreements for future equity, or other similar agreements, issued by the Company for financing purposes, and which may convert into the Company's Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the applicable Post-Money Valuation Cap divided by the Company Capitalization.

"**SAFE+R**" means any simple agreement for future equity, or other similar agreements, issued by the Company for financing purposes, which may convert into the Company's Capital Stock in accordance with its terms and contains provisions allowing investors to request that the Company remarket the instrument or elect to have the Company repurchase the instrument on a specified date.

"**SAFE+R Price**" means the price per share equal to the applicable Post-Money Valuation Cap divided by the Company Capitalization. "Securities Act" means the Securities Act of 1933, as amended.

"**Standard Preferred Stock**" means shares of the series of Preferred Stock, if any, issued to investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all units of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.   Company Representations

1. The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

2. The execution, delivery and performance by the Company of this agreement is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company, subject to Section 3(d). This agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

   To its knowledge, the Company is not in violation of:

   (a) Its current certificate of incorporation or bylaws,

   (b) Any material statute, rule, or regulation applicable to it, or

   (c) Any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

3. The performance and consummation of the transactions contemplated by this agreement do not and will not:

   (a) Violate any material judgment, statute, rule, or regulation applicable to the Company,

   (b) Result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound, or

   (c) Result in the creation or imposition of any lien on any property, asset, or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license, or authorization applicable to the Company, its business, or operations.

4. No consents or approvals are required in connection with the performance of this agreement, other than:

    (a) The Company's corporate approvals,

    (b) Any qualifications or filings under applicable securities laws, and

    (c) Necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

5. To its knowledge, the Company owns or possesses, or can obtain, on commercially reasonable terms, sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes, and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   Investor Representations

1. The Investor has full legal capacity, power, and authority to execute and deliver this agreement and to fulfil its obligations hereunder. This agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

2. The Investor has been advised that this agreement and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this agreement and the securities to be acquired for its own account for investment, and not as a nominee or agent, and not with a view to resale or distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that they can evaluate the merits and risks of such investment, are able to incur a complete loss of such investment without impairing their financial condition and are able to bear the economic risk of the investment for an indefinite period.

3. Investor acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment herein. The Investor further states that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering. The Investor confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit, either legal, regulatory, tax, financial, accounting or otherwise, of this investment. In deciding to make this investment, the Investor has not relied on the advice or recommendations of the Company and has made its own independent decision that it is suitable and appropriate for it. Investor understands that no federal or state agency has passed upon the merits or risks of this investment or made any finding or determination concerning its fairness or advisability.

5.   <u>Miscellaneous</u>

1. Any provision of this agreement may be amended, waived, or modified by written consent of the Company and either the Investor or the Majority-in-Interest of all then- outstanding agreements of the same series, *provided that*, the Majority-in-Interest may not amend, waive, or modify the Purchase Amount; the consent of each investor in the same series must be solicited, even if not obtained, and such amendment, waiver, or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable securities that have an aggregate Purchase Amount greater than 50% of the total Purchase Amount of all of such agreements.

2. Any notice required or permitted by this agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

3. The Investor is not entitled, as a holder hereof, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this agreement be construed to confer on the Investor, as such, any rights of a stockholder or rights to vote for the election of directors or on any matter submitted to stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock that is not payable in shares of Common Stock while this agreement is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

4. Neither this agreement nor the rights incorporated herein are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that it or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians, or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any fund now or hereafter existing which is controlled by one or more general partners or managing members of the same management company of the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

5. In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this agreement operate or would prospectively operate to invalidate it, then and in any such event, such provisions only will be deemed null and void and will not affect any other provision of this agreement and the remaining provisions of this contract will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

6. All rights and obligations hereunder will be governed by the laws of the State of Minnesota without regard to the conflicts of law provisions of such jurisdiction.

7. The parties acknowledge and agree that for United States federal and state income tax purposes this agreement is, and at all times has been, intended to be characterized as Common Stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this agreement consistent with the foregoing intent for all United States federal and state income tax purposes, including, without limitation, on their respective tax returns or other informational statements.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this agreement to be duly executed and delivered.

SILICON PRAIRIE HOLDINGS INC.

By: /s/ David V Duccini

Name: David V Duccini

Title: Founder & CEO

Address: 2554 RICE STREET / LITTLE CANADA, MN 55113

Email Address: dduccini@sphi.io

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Welcome To Our Test The Waters Campaign

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Silicon Prairie Holdings, Inc. Test the Waters Page

https://moonshot.sppx.io/

Testing the Waters is a pre-investment phase designed to gather feedback and interest before formally launching an offering. No funds can be accepted during the TTW phase. After reviewing this opportunity, if any investors are interested we encourage them to submit a "pledge".





silicon prairie
Where Good Ideas Grow™

Current Interests

$636K - $748K

32 Investors Interested

Min goal	Stretch Goal
50,000	2,500,000

Pledge Now | Promote Offering

ID: SP-TTW-2024
Exemption: Test the Waters
Issue Type: Simple Agreement for Future Exchange + Repurchase 36/36
Accredited Only: No
Reviewed Financials: No
Price per Unit: $2.50
Minimum Investment: $250
Minimum Goal: $50,000
Stretch Goal: $2,500,000
Valuation: $25M POST
Planned Launch Date: December 31st, 2025

UPDATED 2024-06-18

We have elected to offer a Simple Agreement for Future Exchange Plus Repurchase ("SAFE+R") under a 36/36 plan.

Under our SAFE+R subscription agreement, investors grant us up to 36 months to raise a priced round using REG-A+ and if we do not, then they can at their option enter a repurchase plan where the firm agrees to repay the investor their principal investment taking up to 36 months to do so.

We believe that the SAFE+R de-risks crowdfunding writ large, holds management accountable, and we're willing to eat our own dog food to prove it!

UPDATED 2024-05-19

Sign up and Follow along in our awesome Message Board / Forum System ("Ask A Question") to get notified when this site is updated. Feel free to ask us anything!

THE PROBLEM : Companies are staying private longer

- This leaves early investors without access to timely liquidity
- Companies will ALWAYS need more capital, but not all companies will qualify for VC or other Institutional Investments
- Over 99% of all companies formed will NEVER go public
- Many companies will over-value their contributions and refuse good tender offers to sell or merge, leaving minority shareholders with few options to exit

CURRENTLY : Limited Opportunities to Liquidity

- Reverse-Mergers and Direct Registration for only the select few while SPACs appear to be a bust
- Most private companies are zombies with no suitors on the horizon and aging founders who are burning out
- Some founders want to continue to run the business or transfer management to the next generation leaving early investors out in the cold

- Industry or market dynamics may delay exit timetables
- Some shareholders may need early liquidity due to changing life circumstances

THE SOLUTION : Private Execution Networks

- Market place for companies to buy back their securities
- Opportunity for investors to buy/sell with each other
- Possible path to bring in a new investor including strategic or institutional money to start a M&A process
- Companies have minimal reporting requirements
- Transactions can be completely private
- Our SPPX system can be "embedded" within companies own website

REVENUE MODEL : Seller Paid Transaction Fees

- We generate revenue by charging success fees to issuers:
  - Crowdfunding (MNvest, SCOR, REG-CF) at 3-8% of funds raised
  - Brokerage Placements (REG-D, REG-A) at 1-5% of funds raised

- Transfer Agent Services
  - Cap table management
  - Shareholder registry management, voting and dividend/split events

- Secondary Sales
  - 409a valuations
  - Seller Paid transactions fees at 5% +/- a liquidity premium

Growth in our Primary Offering business

"We expect the annual investment crowdfunding market size to be worth $2.5 billion by 2030 at CAGR of 38.2%."

- Crowdfund Capital Advisors

Opportunity for Secondary Market business

"Private Markets are poised to grow", say Forbes, "to $30 trillion by 2030, while representing an estimated $11.5 trillion asset class", according to McKinsey's 2022 Global Private Markets Review.

Disclosure: this page represents Testing The Waters materials.
1. No funds or other consideration is being solicited, and if money is sent, it will not be accepted by the Company,
2. No sales will be performed or commitments to purchase accepted until the offering statement is qualified, and
3. A proposed purchaser's indication of interest is non-binding.

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